SUBJECT TO COMPLETION, May 24, 2006
KERZNER INTERNATIONAL LIMITED
Atlantis, Paradise Island
Executive Office, Coral Towers
Nassau, The Bahamas
MERGER PROPOSED — YOUR VOTE IS IMPORTANT
Dear Holder of Ordinary Shares of Kerzner International Limited:
      You are cordially invited to attend an extraordinary general meeting of the shareholders of Kerzner International Limited (the “Company”), which will be held at our corporate headquarters, located at Atlantis, Paradise Island, Executive Office, Coral Towers, Nassau, The Bahamas on              , 2006, at 9:00 a.m., local time.
      At the extraordinary general meeting, we will ask you to consider and approve a merger agreement that we entered into on April 30, 2006 pursuant to which the Company would be acquired by K-Two Holdco Limited, a Bahamian international business company, that is owned by an investor group consisting of entities affiliated with Solomon Kerzner, the Chairman of the Company, and Howard B. Kerzner, the Chief Executive Officer of the Company, Istithmar PJSC, The Related Companies, L.P. and private equity funds affiliated with Whitehall Street Global Real Estate Limited Partnership 2005 and certain affiliated entities, Colony Capital LLC and Providence Equity Partners Inc. (collectively, the “investor group”).
      If our shareholders approve the merger agreement, the other conditions to the proposed merger are satisfied and the proposed merger is completed, then you will be entitled to receive $81.00 in cash, without interest, for each of our ordinary shares (other than certain restricted shares) that you own and the Company will cease to be publicly traded and instead will be owned by K-Two Holdco Limited.
      Your vote is very important. Under Bahamian law and the Company’s Amended and Restated Articles of Association, if a quorum is present, the affirmative vote of a majority of our ordinary shares present, in person or by proxy, at the extraordinary general meeting will be required to approve the merger agreement.
      Our board of directors, acting upon the unanimous recommendation of a special committee of the board consisting solely of directors unaffiliated with the investor group, has approved the merger agreement and determined that the proposed merger and the merger agreement are fair to and in the best interests of the Company and its shareholders. Our board of directors recommends that you vote “FOR” the approval of the merger agreement.
      The accompanying document provides a detailed description of the proposed merger, the merger agreement and related matters. We urge you to read the accompanying document and its annexes carefully.
      Whether or not you plan to attend the extraordinary general meeting in person, please complete, date and sign the enclosed proxy card and return it in the envelope provided as soon as possible. No postage need be affixed if the proxy card is mailed in the United States. If you receive more than one proxy card because you own shares that are registered differently, please vote all of your shares shown on all of your proxy cards. If your shares are held in an account at a brokerage firm or bank, you must instruct them on how to vote your shares. Submitting a proxy will not prevent you from voting your shares in person if you subsequently choose to attend the extraordinary general meeting.

      If you have any questions about the proposed merger, please call Innisfree M&A Incorporated at 1-888-750-5834.
      Thank you for your cooperation and your continued support.

Sincerely,

Howard B. Kerzner
Chief Executive Officer
      Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the proposed merger, passed upon the merits or fairness of the proposed merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.
      THIS PROXY STATEMENT IS DATED                     , 2006 AND IS FIRST BEING MAILED TO SHAREHOLDERS ON OR ABOUT                     , 2006.

KERZNER INTERNATIONAL LIMITED
Atlantis, Paradise Island
Executive Office, Coral Towers
Nassau, The Bahamas

NOTICE OF EXTRAORDINARY GENERAL MEETING OF HOLDERS OF ORDINARY SHARES
To Be Held On              , 2006

To the Holders of Ordinary Shares of Kerzner International Limited:
      We will hold an extraordinary general meeting of the holders of ordinary shares of Kerzner International Limited (“Kerzner International”), a Bahamian international business company, which will be held at Kerzner International’s corporate headquarters, located at Atlantis, Paradise Island, Executive Office, Coral Towers, Nassau, The Bahamas on              , 2006, at 9:00 a.m., local time:

1. To consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger dated as of April 30, 2006, by and among K-Two Holdco Limited (“Buyer”), its wholly-owned subsidiary K-Two Subco Limited (“Merger Sub”) and Kerzner International, pursuant to which, if the proposed merger contemplated thereby is completed, Kerzner International will become a direct wholly-owned subsidiary of Buyer and each outstanding ordinary share of Kerzner International (other than (a) shares held in treasury or owned by Buyer, Merger Sub or any of Kerzner International’s wholly-owned subsidiaries, including ordinary shares that are contributed to Buyer in exchange for shares of Buyer’s capital stock, that will be cancelled, (b) shares held by holders who properly elect to exercise dissenters’ rights under Bahamian law and (c) restricted shares held by employees who were not directors at the time of grant) will be converted into the right to receive $81.00 in cash, without interest; and

2. To consider and vote upon a proposal to adjourn the extraordinary general meeting, if necessary, to solicit additional proxies in favor of approval of the merger agreement if there are insufficient votes at the time of the meeting to approve the merger agreement; and

3. To transact such other business as may properly come before the extraordinary general meeting or any adjournment or postponement thereof, including to consider any procedural matters incident to the conduct of the extraordinary general meeting.
      Only holders of record of ordinary shares of Kerzner International as of the close of business on May 30, 2006 are entitled to notice of, and to vote at, the extraordinary general meeting and any adjournment or postponement of the extraordinary general meeting. Under Bahamian law and Kerzner International’s Amended and Restated Articles of Association, the affirmative vote of a majority of the ordinary shares of Kerzner International present, in person or by proxy, at the extraordinary general meeting is required to approve the merger agreement.
      Whether or not you plan to attend the extraordinary general meeting in person, please complete, date and sign the enclosed proxy card and return it in the envelope provided as soon as possible. No postage need be affixed if the proxy card is mailed in the United States. If you receive more than one proxy card because you own shares that are registered differently, please vote all of your shares shown on all of your proxy cards. If you return a properly signed proxy card but do not indicate how you want to vote, your shares will be voted “FOR” approval of the merger agreement and “FOR” approval of the adjournment proposal. If your shares are held in an account at a brokerage firm or bank, you must instruct them on how to vote your shares. Submitting a proxy will not prevent you from voting your shares in person if you subsequently choose to attend the extraordinary general meeting.
      The Kerzner International Board of Directors, acting upon the unanimous recommendation of a special committee of the board consisting solely of directors unaffiliated with Buyer, recommends that shareholders vote “FOR” approval of the merger agreement. The Kerzner International Board of Directors also recommends that you vote “FOR” approval of the adjournment proposal.
      PLEASE DO NOT SEND ANY SHARE CERTIFICATES AT THIS TIME. IF THE PROPOSED MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES.
      If the proposed merger is completed, under the International Business Companies Act, 2000 of the Commonwealth of The Bahamas, holders of ordinary shares of Kerzner International who submit a written objection prior to the extraordinary general meeting and do not vote in favor of approval of the merger agreement and otherwise comply with the procedures under the International Business Companies Act, 2000 of the Commonwealth of The Bahamas described in the accompanying proxy statement will have the right to receive payment of the fair value of their ordinary shares as determined by the appraisers designated by the dissenting shareholder and Kerzner International. See the section captioned “Dissenters’ Rights.”
      The enclosed proxy statement provides a detailed description of the proposed merger, the merger agreement and related matters. We urge you to read the proxy statement and its annexes carefully. If you have any questions about the proposed merger, please call Innisfree M&A Incorporated at 1-888-750-5834.

By Order of the Board of Directors,

John R. Allison
Executive Vice President, Chief Financial Officer & Secretary
Paradise Island, The Bahamas
                    , 2006

i

ANNEX A	— Amended and Restated Agreement and Plan of Merger, dated as of April 30, 2006, by and among Kerzner International Limited, K-Two Holdco Limited and K-Two Subco Limited
ANNEX B	— Voting Agreement, dated as of April 30, 2006, by and among Kerzner International Limited, K-Two Holdco Limited, World Leisure Group Limited, Howard B. Kerzner, Solomon Kerzner and Istithmar PJSC
ANNEX C	— Opinion of J.P. Morgan Securities Inc.
ANNEX D	— Section 83 of the International Business Companies Act, 2000 of the Commonwealth of The Bahamas

ii

SUMMARY
      This summary highlights important information discussed in greater detail elsewhere in this proxy statement. This summary may not contain all of the information that is important to you. Accordingly, we urge you to read carefully this entire proxy statement, its annexes and the documents referred to or incorporated by reference in this proxy statement. We have included page references parenthetically to direct you to a more complete description of the topics in this summary. In this proxy statement, the terms “we”, “us”, “our”, the company”, and “Kerzner International” refer to Kerzner International Limited, the term “Buyer” refers to K-Two Holdco Limited, and the term “Merger Sub” refers to K-Two Subco Limited.
Questions and Answers about the Extraordinary General Meeting and the Proposed Merger

Q.	Why am I receiving this proxy statement and proxy card?

A.	You are being asked to consider and approve a merger agreement that we entered into on April 30, 2006. The merger agreement is attached as Annex A to this proxy statement. We urge you to read it carefully. See the section captioned “The Merger Agreement” on page 52.

Q.	Who is soliciting my proxy?

A.	This proxy is being solicited by Kerzner International’s board of directors.

Q.	What shareholder vote is required to approve the merger agreement?

A.	Under Bahamian law and Kerzner International’s Amended and Restated Articles of Association, the affirmative vote of a majority of the ordinary shares of Kerzner International present, in person or by proxy, at the extraordinary general meeting is required to approve the merger agreement. See “The Extraordinary General Meeting” on page 48.

Q.	When and where is the extraordinary general meeting?

A.	The extraordinary general meeting will be held at Kerzner International’s corporate headquarters, located at Atlantis, Paradise Island Executive Office, Coral Towers, Nassau, The Bahamas on , 2006, at 9:00 a.m., local time. See “The Extraordinary General Meeting” on page 48.

Q.	Who is entitled to vote? What quorum is required?

A.	Only holders of record of our ordinary shares as of the close of business on May 30, 2006, the record date for the extraordinary general meeting, are entitled to vote at the extraordinary general meeting. The presence, in person or by proxy, of a majority of the outstanding ordinary shares of Kerzner International at the extraordinary general meeting constitutes a quorum for the transaction of business at the extraordinary general meeting. See “The Extraordinary General Meeting” on page 48.

Q.	If the proposed merger is completed, what will I be entitled to receive for my ordinary shares of Kerzner International?

A.	You will be entitled to receive $81.00 in cash, without interest, for each of our ordinary shares (other than our outstanding ordinary shares subject to vesting or other lapse restrictions, which we refer to as restricted shares, held by employees who were not directors at the time of grant) that you own, unless you submit a written objection prior to the extraordinary general meeting and do not vote in favor of approval of the merger agreement and otherwise comply with the procedures under the International Business Companies Act, 2000 of the Commonwealth of The Bahamas described in this proxy statement, in which case you will have the right to receive payment of the fair value of your ordinary shares as determined by the appraisers designated by the dissenting shareholder and Kerzner International. See the section captioned “The Merger Agreement — Merger Consideration” on page 53.

Q.	What effects will the proposed merger have on Kerzner International?

A.	This is a “going private” transaction. As a result of the proposed merger, we will cease to be a publicly-traded company and will instead become a wholly-owned subsidiary of Buyer. Buyer is wholly-owned by an investor group composed of entities affiliated with Solomon Kerzner, the Chairman of the company, and Howard (“Butch”) Kerzner, the Chief Executive Officer of the company, Istithmar PJSC, The Related

Companies, L.P. and private equity funds affiliated with Whitehall Street Global Real Estate Limited Partnership 2005 and certain affiliated entities, Colony Capital LLC and Providence Equity Partners Inc. You will no longer have any interest in our future earnings or growth. Following completion of the proposed merger, the registration of our ordinary shares and our reporting obligations under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, will be terminated upon application to the Securities and Exchange Commission, which we refer to as the SEC. In addition, upon completion of the proposed merger, our ordinary shares will no longer be listed on any exchange or quotation system, including the New York Stock Exchange. See the section captioned “Special Factors — Effects of the Proposed Merger on Kerzner International” on page 33.

Q.	When do you expect the proposed merger to be completed?

A.	We expect that the proposed merger will be completed during the third quarter of 2006, after all conditions to the proposed merger have been satisfied or waived. In addition to approval of the merger agreement by Kerzner International’s shareholders and the other conditions described under the caption “The Merger Agreement — Conditions to the Proposed Merger” on page 55, the proposed merger is subject to the availability of financing arranged by Buyer as described under the caption “Special Factors — Financing for the Proposed Merger” on page 40. We cannot specify when, or assure you that, all conditions to the proposed merger will be satisfied or waived. We intend to complete the proposed merger as promptly as practicable.

Q.	Will the merger be a taxable transaction to me?

A.	Yes, if you are an individual citizen or resident of the United States, a corporation or entity treated as a corporation organized under the laws of the United States or of any state or political subdivision thereof, or an estate or trust the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source (a “U.S. Holder”). The receipt of cash for shares of our ordinary shares pursuant to the proposed merger will be a taxable transaction for U.S. federal income tax purposes for U.S. Holders and may also be taxable under applicable state, local, foreign, and other tax laws. In general, U.S. Holders will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash they receive and the adjusted tax basis of their ordinary shares. However, the tax consequences of the proposed merger to you will depend upon your own particular circumstances. For a more detailed explanation of the U.S. federal income tax consequences of the proposed merger, see the section captioned “Material U.S. Federal Income Tax Consequences” on page 51. You should consult your own tax advisor on how specific tax consequences of the proposed merger apply to you.

The Bahamas does not impose any income, capital gains or withholding taxes. Therefore, you will not be subject to any Bahamian withholding tax. See the section captioned “Certain Bahamian Tax Considerations” on page 52.

Q.	What happens if the proposed merger is abandoned?

A.	If the proposed merger is abandoned, Kerzner International will remain a publicly traded company listed on the New York Stock Exchange and shareholders will not receive any merger consideration. See the section captioned “Special Factors — Effects on Kerzner International if the Proposed Merger is not Completed” on page 34. Under specified circumstances, Kerzner International may be required to pay Buyer a termination fee or reimburse Buyer for its out-of-pocket expenses as described under the caption “The Merger Agreement — Termination Fees; Expense Reimbursement” on page 62.

Q.	What should I do now?

A.	We urge you to read carefully this entire proxy statement, its annexes and the other documents referred to or incorporated by reference in this proxy statement. After you have read these documents, whether or not you plan to attend the extraordinary general meeting in person, please complete, date and sign the enclosed proxy card and return it in the envelope provided as soon as possible. See the section captioned “The Extraordinary General Meeting of Shareholders — Procedures for Voting” on page 49.

Q.	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A.	Your broker will only be permitted to vote your shares if you instruct your broker how to vote. You should follow the procedures provided by your broker regarding the voting of your shares. See the section captioned “The Extraordinary General Meeting of Shareholders — Procedures for Voting” on page 49.

Q.	When should I send in my proxy card?

A.	You should send in your proxy card as soon as possible so that your shares will be voted at the extraordinary general meeting.

Q.	May I change my vote after I have mailed my signed proxy card?

A.	Yes. You may change your vote at any time before your proxy card is voted at the extraordinary general meeting. See the section captioned “The Extraordinary General Meeting of Shareholders — Revocability of Proxies” on page 50.

Q.	What does it mean if I get more than one proxy card?

A.	If you have ordinary shares that are registered differently, you will receive more than one proxy card. Please follow the directions for voting on each of the proxy cards you receive to ensure that all of your shares are voted. See the section captioned “The Extraordinary General Meeting of Shareholders — Procedures for Voting” on page 49.

Q.	May I vote in person?

A.	Yes. You may attend the extraordinary general meeting of shareholders and vote your ordinary shares in person. If you hold shares in “street name,” you must provide a proxy executed by your bank or broker in order to vote your shares in person. Submitting a proxy will not prevent you from voting your shares in person if you subsequently choose to attend the extraordinary general meeting. See the sections captioned “The Extraordinary General Meeting of Shareholders — Procedures for Voting” and “— Revocability of Proxies” on pages 49 and 50.

Q.	What happens if I do not send in my proxy, if I do not instruct my broker to vote my shares, or if I abstain from voting?

A.	If you fail to send in your proxy or do not instruct your broker to vote your shares, it will be more difficult for Kerzner International to obtain the necessary quorum to transact business at the extraordinary general meeting of the shareholders. If a quorum is established, your failure to vote will have no effect on the outcome of the proposal to approve the merger agreement or the adjournment proposal. See the section captioned “The Extraordinary General Meeting of Shareholders — Voting of Proxies and Failure to Vote” on page 49.

Q.	What happens if I return a properly signed proxy card but do not indicate how I want to vote?

A.	If you return a properly signed proxy card but do not indicate how you want to vote, your proxy will be counted as a vote “FOR” approval of the merger agreement and “FOR” approval of the adjournment proposal. See the section captioned “The Extraordinary General Meeting of Shareholders — Voting of Proxies and Failure to Vote” on page 49.

Q.	Should I send in my share certificates now?

A.	No. You should NOT return any share certificates you hold with the enclosed proxy card. Following completion of the proposed merger, Buyer will arrange for a letter of transmittal containing detailed instructions to be sent to each shareholder. The letter of transmittal and instructions will tell you how to surrender your ordinary share certificates in exchange for the merger consideration, and you should not forward your share certificates without a letter of transmittal.

Q.	What should I do if I have questions or would like additional copies of documents or have company specific questions?

A.	If you have more questions about the extraordinary general meeting, the proposed merger or this proxy statement, would like additional copies of this proxy statement or the proxy card or have questions about or require assistance in completing and submitting proxy cards, please contact Innisfree M&A Incorporated, our proxy solicitor, at 1-888-750-5834.
      If you have questions about Kerzner International, please refer to the periodic reports and other information that Kerzner International files with and furnishes to the SEC. You may read and copy this information at the SEC’s public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available on the website maintained by the SEC at http://www.sec.gov. See the section captioned “Where You Can Find More Information” on page 79.
Parties to the Proposed Merger

Kerzner International Limited
      Kerzner International Limited, a Bahamian international business company, is a leading developer and operator of premier destination resorts, luxury resort hotels and gaming properties worldwide. In our destination resorts segment, we own and operate the Atlantis, Paradise Island resort and casino complex located in The Bahamas. We also own a 50% equity interest in Kerzner Istithmar Limited, which is currently developing Atlantis, The Palm, Dubai, United Arab Emirates, and we have entered into a joint venture agreement with two partners and related development and long-term management agreements for the development and operation of a destination resort casino in Morocco. In our gaming segment, we developed and earn income from the Mohegan Sun Casino located in Uncasville, Connecticut. Our gaming segment also includes the costs associated with the development of a casino in Northampton, England, costs associated with other gaming opportunities in the United Kingdom, equity earnings (losses) from our 37.5% investment in BLB Investors, L.L.C. and our 50% investment in Trading Cove New York. In our One&Only resorts segment, we operate ten beach resorts at locations in The Bahamas, Mauritius, Dubai, the Maldives and Mexico and have another resort that is under development in South Africa. The address of Kerzner International’s principal executive offices is Coral Towers, Paradise Island, The Bahamas and the telephone number of such offices is (242) 363-6000. Our ordinary shares are traded on the New York Stock Exchange under the symbol “KZL.”

K-Two Holdco Limited
      K-Two Holdco Limited, a Bahamian international business company, was formed solely for the purpose of acquiring Kerzner International. K-Two Holdco Limited has not engaged in any business except as contemplated in the merger agreement, including in connection with arranging the financing for the proposed merger. K-Two Holdco Limited is owned by entities affiliated with Solomon Kerzner, the Chairman of Kerzner International, Butch Kerzner, the Chief Executive Officer of Kerzner International, Istithmar PJSC, The Related Companies, L.P. and private equity funds affiliated with Whitehall Street Global Real Estate Limited Partnership 2005 and certain affiliated entities, Colony Capital LLC and Providence Equity Partners Inc., which we refer to collectively in this proxy statement as the investor group.

K-Two Subco Limited
      K-Two Subco Limited, a Bahamian international business company, is a wholly-owned subsidiary of Buyer and was formed solely for the purpose of completing the proposed merger. K-Two Subco Limited has not engaged in any business except as contemplated in the merger agreement, including in connection with the arranging of the financing for the proposed merger.
Recommendation of the Kerzner International Board of Directors
      Our board of directors, acting upon the unanimous recommendation of a special committee of the board consisting solely of directors unaffiliated with Buyer, which we refer to as the special committee:

•	determined that the merger agreement and the transactions contemplated by the merger agreement were fair to and in the best interests of Kerzner International and its shareholders;

•	approved the merger agreement and the other transactions contemplated by the merger agreement; and

•	recommends that the shareholders of Kerzner International approve the merger agreement.
      Solomon Kerzner, our Chairman, Butch Kerzner, our Chief Executive Officer, and Stephen M. Ross, who is affiliated with The Related Companies L.P., recused themselves from the foregoing determination and approval due to their affiliation with the investor group. Hamed Kazim, who is affiliated with Istithmar PJSC, which we refer to as Istithmar, was unable to participate in the determination but subsequently indicated that had he participated, he too would have recused himself due to his affiliation with the investor group.
      For a discussion of the principal factors considered by our board of directors in reaching its conclusions, see the section captioned “Special Factors — Reasons for the Proposed Merger and Recommendation of Kerzner International’s Board of Directors” beginning on page 21.
Positions of Messrs. Kerzner and Ross, WLG and Istithmar as to Fairness of the Proposed Merger (page 25)
      Under SEC rules, Mr. Solomon Kerzner and Mr. Howard B. Kerzner whom we refer to collectively in this proxy statement as Messrs. Kerzner and Mr. Stephen M. Ross, WLG and Istithmar are required to provide certain information regarding their position as to the substantive and procedural fairness of the proposed merger to the unaffiliated shareholders of Kerzner International. Messrs. Kerzner and Ross, WLG and Istithmar did not undertake a formal evaluation of the fairness of the proposed merger, nor did they engage a financial advisor to perform any valuation analysis for the purposes of assessing the fairness of the proposed merger. Nevertheless, Messrs. Kerzner and Ross, WLG and Istithmar believe that the proposed merger is substantively and procedurally fair to the unaffiliated shareholders of Kerzner International based on the factors described in the section captioned “Special Factors — Positions of Messrs. Kerzner and Ross, WLG and Istithmar as to Fairness of the Proposed Merger” beginning on page 25.
Opinion of the Special Committee’s Financial Advisor (page 28)
      In connection with the proposed merger, J.P. Morgan Securities Inc., the special committee’s financial advisor, which we refer to as JPMorgan, delivered to the special committee an opinion that, as of April 30, 2006, and based upon and subject to the factors, limitations and assumptions set forth in its opinion, the $81.00 merger consideration to be received by holders of ordinary shares of Kerzner International in the proposed merger was fair, from a financial point of view, to the holders of such shares (other than Solomon Kerzner, Butch Kerzner, Istithmar and their affiliates). The full text of the written opinion of JPMorgan is attached as Annex C to this proxy statement. Please read the JPMorgan opinion carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and limits on the opinion and review undertaken in connection with rendering that opinion. The opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the proposed merger. See “Special Factors — Opinion of the Special Committee’s Financial Advisor” beginning on page 28 and Annex C.
Interests of Our Directors and Executive Officers in the Proposed Merger (page 35)
      In considering the recommendation of our board of directors with respect to the merger agreement, you should be aware that certain members of the Kerzner International board of directors and Kerzner International’s executive officers have relationships with the investor group or personal interests in the proposed merger that may be different from, or in addition to, those of our shareholders generally. These interests include:

•	Messrs. Kerzner, Kazim and Ross are affiliated with the investor group and will have ownership interests in Kerzner International following completion of the proposed merger. In addition, Buyer currently contemplates that certain members of our management will be permitted to make an equity investment in Buyer.

•	The proposed merger will result in the accelerated vesting and cash-out of all of Kerzner International’s outstanding stock options, stock appreciation rights, restricted shares and restricted stock units (subject to certain exceptions as described under the caption “Special Factors — Interests of Our

Directors and Executive Officers in the Proposed Merger — Investment by Certain Members of Our Board of Directors and Management in Buyer” on page 35). In the case of stock options, stock appreciation rights and restricted shares granted to employees who were not directors at the time of grant, upon completion of the proposed merger, such awards will be converted into the right to receive a cash payment, subject to satisfaction of forfeiture conditions and Buyer’s right to accelerate payment, on the later of the six-month anniversary of the proposed merger and January 1, 2007, unless, in each case, such stock options, stock appreciation rights or restricted shares would have vested earlier (including as a result of the holder’s death, disability or a “qualifying termination” (as defined in the applicable stock plan)). In the case of stock options, stock appreciation rights, restricted shares and restricted stock units granted to members of our board of directors, accelerated vesting and cash-out will occur immediately upon completion of the proposed merger. See “The Merger Agreement — Treatment of Stock Options and Other Equity Awards” on page 54.

•	Mr. Siegel will receive a one-time fee of $170,000 and Messrs. Buckley, Marks and Rantzau will receive a one-time fee of $85,000 for serving on the special committee, which fee became payable regardless of whether any acquisition proposal was made or thereafter approved.

•	Kerzner International’s existing executive officers expect to have continuing employment relationships with the surviving corporation after completion of the proposed merger. After completion of the proposed merger, Solomon Kerzner expects to continue to serve as Chairman of Kerzner International and Butch Kerzner expects to continue to serve as Chief Executive Officer of Kerzner International. It is anticipated that Kerzner International’s other executive officers will also hold positions with the surviving corporation that are substantially similar to their current positions.

•	The merger agreement provides for continued indemnification of current and former directors and officers of Kerzner International and its subsidiaries in respect of liabilities for acts or omissions occurring at or prior to the completion of the proposed merger. In addition, the merger agreement provides for continued coverage, for six years following completion of the proposed merger, under directors’ and officers’ insurance.
      Please see “Special Factors — Interests of Our Directors and Executive Officers in the Proposed Merger” beginning on page 35.
Financing for the Proposed Merger (page 40)
      The total amount of funds required to complete the proposed merger and the related transactions, including payment of fees and expenses in connection with the proposed merger, the financing arrangements and the related transactions, is anticipated to be approximately $4.0 billion. This amount is expected to be provided by Buyer and its affiliates through a combination of (i) equity contributions from the investor group, including rollover equity contributions by Messrs. Kerzner, World Leisure Group Limited, which is an entity affiliated with Solomon Kerzner, which we refer to as WLG, and Istithmar, totaling approximately $1.5 billion and (ii) debt financing totaling approximately $2.5 billion. The availability of the financing is subject to the conditions described under the caption “Special Factors — Financing for the Proposed Merger” on page 40.
Dissenters’ Rights (page 64)
      Under the International Business Companies Act, 2000 of the Commonwealth of The Bahamas, which we refer to as the IBCA, holders of ordinary shares of Kerzner International who oppose the merger may exercise dissenters’ rights, but only if they submit a written objection prior to the extraordinary general meeting and do not vote in favor of approval of the merger agreement and otherwise comply with the procedures under Section 83 of the IBCA, which is the section of the IBCA that regulates dissenters’ rights. If you validly demand appraisal of your shares in accordance with Bahamian law and do not withdraw your demand or otherwise forfeit your dissenters’ rights, you will not receive the merger consideration. After the proposed merger, these shares will not represent any interest in the surviving corporation other than the right to receive cash equal to the fair value of these shares as determined by appraisers designated by the dissenting shareholder and the Company. This amount could be more than, the same as or less than the amount a shareholder would be entitled to receive under the terms of the merger agreement.

      Dissenters’ rights will not apply if the proposed merger is not completed for any reason. A copy of Section 83 of the IBCA is included as Annex D to this proxy statement. Please read “Dissenters’ Rights” beginning on page 64 and Annex D.
The Merger Agreement (page 52)

Conditions to the Proposed Merger (page 55)
      The obligations of each of Kerzner International, Buyer and Merger Sub to complete the proposed merger are subject to the satisfaction or waiver of the following conditions:

•	The merger agreement must be approved by Kerzner International shareholders representing a majority of the ordinary shares present, in person or by proxy, at the extraordinary general meeting of our shareholders.

•	The Central Bank of The Bahamas must have approved the financing arranged by Buyer to fund the proposed merger.

•	The Gaming Board, Commonwealth of The Bahamas shall have approved the proposed merger for purposes of our PEL Casino License and The Bahamas Gaming Authority shall have approved Mr. Stephen Ross remaining as a director of the surviving corporation following completion of the proposed merger, in each case on terms described under the caption “The Merger Agreement — Conditions to the Proposed Merger” on page 55.

•	No law, injunction or order which prohibits, restrains or renders illegal the completion of the proposed merger or which otherwise would be reasonably likely to have a material adverse effect on Kerzner International (as described under the caption “The Merger Agreement — Conditions to the Proposed Merger” on page 55) may be in effect.
      The obligations of each of Buyer and Merger Sub to complete the proposed merger are subject to the satisfaction or waiver of the following additional conditions:

•	The financing arranged by Buyer to fund the proposed merger and related transactions must be available for borrowing on the terms and conditions described under the caption “Special Factors — Financing for the Proposed Merger” or on terms and conditions that are no less favorable, in the aggregate, to Buyer and Merger Sub, as determined in the reasonable judgment of Buyer.

•	The representations and warranties of Kerzner International in the merger agreement with respect to capitalization matters must be true and correct in all material respects on the date of the merger agreement and as of the completion of the proposed merger.

•	The other representations and warranties of Kerzner International in the merger agreement must be true and correct in the manner described under the caption “The Merger Agreement — Conditions to the Proposed Merger — Conditions to Obligations of Buyer and Merger Sub to Complete the Proposed Merger” on page 56.

•	Kerzner International must have performed or complied with all its obligations under the merger agreement in all material respects.
      Our obligations to complete the proposed merger are subject to the satisfaction or waiver of the following additional conditions:

•	The representations and warranties of Buyer and Merger Sub in the merger agreement must be true and correct in the manner described under the caption “The Merger Agreement — Conditions to the Proposed Merger — Conditions to Our Obligation to Complete the Proposed Merger” on page 56.

•	Each of Buyer and Merger Sub shall have performed in all material respects all its obligations under the merger agreement.

No Solicitation of Company Acquisition Proposals; No Adverse Recommendation Changes (page 57)
      We have agreed not to:

•	initiate, solicit or encourage the submission of any company acquisition proposals, or engage in any discussions with respect to or otherwise cooperate with, assist or participate in, any company acquisition proposals, or

•	approve or recommend a company acquisition proposal or enter into any agreement providing for or relating to a company acquisition proposal.
      Prior to obtaining shareholder approval of the merger agreement, Kerzner International may, however, furnish information to and participate in discussions or negotiations with persons making company acquisition proposals under the circumstances described under the caption “The Merger Agreement — No Solicitation of Company Acquisition Proposals; No Adverse Recommendation Changes” if the special committee determines in good faith that the company acquisition proposal constitutes or could reasonably be expected to result in a superior proposal. Our board of directors may not, except as described under “The Merger Agreement — No Solicitation of Company Acquisition Proposals; No Adverse Recommendation Changes,” directly or indirectly, withdraw or modify in a manner adverse to Buyer and Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Buyer and Merger Sub, its recommendation of the merger agreement. Notwithstanding any withdrawal or modification of our board of directors’ recommendation, we are obligated to hold an extraordinary general meeting of our shareholders in order for our shareholders to vote on the proposal to approve the merger agreement.

Termination of the Merger Agreement (page 61)
      Subject to the limitations described under the caption “The Merger Agreement — Termination of the Merger Agreement,” the merger agreement may be terminated at any time prior to the completion of the proposed merger:

•	by mutual written consent of Kerzner International and Buyer and Merger Sub;

•	by either Kerzner International or Buyer if:

—	the proposed merger is not completed on or before December 31, 2006;

—	an unappealable law, injunction or order prohibits, restrains or renders illegal the completion of the proposed merger; or

—	our shareholders fail to approve the merger agreement at an extraordinary general meeting called for that purpose;

•	by Kerzner International if:

—	a breach by Buyer or Merger Sub of any representation, warranty, covenant or agreement in the merger agreement that is incapable of being cured by December 31, 2006 occurs which would cause specified conditions to Kerzner International’s obligation to complete the proposed merger not to be satisfied;

•	by Buyer or Merger Sub if:

—	a breach by Kerzner International of any representation, warranty, covenant or agreement in the merger agreement that is incapable of being cured by December 31, 2006 occurs which would cause specified conditions to Buyer’s and Merger Sub’s obligation to complete the proposed merger not to be satisfied;

—	prior to obtaining shareholder approval of the merger agreement, our board of directors or any committee thereof withdraws or modifies its recommendation of the merger agreement in a manner adverse to Buyer or Merger Sub, or publicly proposes to effect such a withdrawal or modification, or approves or recommends a company acquisition proposal other than the proposed merger to our shareholders; or

—	Kerzner International willfully and materially breaches its obligations described under the caption “The Merger Agreement — No Solicitation of Company Acquisition Proposals; No Adverse Recommendation Changes” in any respect adverse to Buyer and Merger Sub.

Termination Fees (page 62)
      Under the merger agreement, Kerzner International will be obligated to pay Buyer a termination fee of $95,404,000 if:

•	prior to obtaining shareholder approval of the merger agreement, Buyer terminates the merger agreement because our board of directors or any committee thereof approves or recommends a company acquisition proposal other than the proposed merger to our shareholders;

•	Buyer terminates the merger agreement because Kerzner International willfully and materially breaches its obligations described under the caption “The Merger Agreement — No Solicitation of Company Acquisition Proposals; No Adverse Recommendation Changes” in any respect adverse to Buyer and Merger Sub;

•	prior to obtaining shareholder approval of the merger agreement, Buyer terminates the merger agreement because our board of directors or any committee thereof withdraws or modifies its recommendation of the merger agreement in a manner adverse to Buyer or Merger Sub, or publicly proposes to effect such a withdrawal or modification, and prior to the event giving rise to Buyer’s right to terminate, a company acquisition proposal shall have been publicly announced or otherwise made known to any executive officer or director of Kerzner International; or

•	Kerzner International or Buyer terminates the merger agreement after our shareholders fail to approve the merger agreement at the extraordinary general meeting under circumstances in which the obligations of Messrs. Kerzner, WLG and Istithmar to vote in favor of the merger agreement have been satisfied in all material respects. This fee will only be payable if a proposal for an alternative merger or other business combination or acquisition of 50% or more of the stock, assets or business of Kerzner International and its subsidiaries, taken as a whole, is publicly announced or otherwise made known to any executive officer or director of Kerzner International prior to our extraordinary general meeting and within 12 months after such termination, Kerzner International or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, any such proposal.

Expense Reimbursement (page 62)
      If the merger agreement is terminated (or could have been terminated) by Kerzner International or Buyer because our shareholders failed to approve the merger agreement under circumstances in which (i) the obligations of Messrs. Kerzner, WLG and Istithmar to vote in favor of the merger agreement have been satisfied in all material respects and (ii) a termination fee is not payable at such time, Kerzner International will be required to reimburse Buyer and Merger Sub up to $12 million for their actual and reasonably documented out-of-pocket fees and expenses incurred on or prior to such termination in connection with the transactions contemplated by the merger agreement. Any expense reimbursement paid will be credited against any subsequent termination fee that Kerzner International would be required to pay to Buyer if we enter into a definitive agreement with respect to, or consummate, certain alternative merger, business combination or acquisition transactions within twelve months of termination of the merger agreement in the event our shareholders fail to approve the merger agreement.
Treatment of Stock Options and other Equity Awards (page 54)
      The proposed merger will result in the accelerated vesting and cash-out of all of Kerzner International’s outstanding stock options, stock appreciation rights, restricted shares and restricted stock units (subject to certain exceptions as described under the caption “Special Factors — Interests of Our Directors and Executive Officers in the Proposed Merger — Investment by Certain Members of Our Board of Directors and Management in Buyer” on page 35). In the case of stock options, stock appreciation rights and restricted shares granted to employees who were not directors at the time of grant, upon completion of the proposed merger, such awards will be converted into the right to receive a cash payment, subject to satisfaction of forfeiture conditions and Buyer’s right to accelerate payment, on the later of the six-month anniversary of the proposed merger and January 1, 2007, unless, in each case, such stock options, stock appreciation rights or restricted shares would have vested earlier (including as a result of the holder’s death, disability or a “qualifying termination” (as defined in the applicable stock plan)). In the case of stock options, stock appreciation rights, restricted shares and restricted stock units granted to members of our board of directors, accelerated vesting and cash-out will occur immediately upon completion of the proposed merger.
Regulatory Matters (page 55)
      As described above under “Conditions to the Proposed Merger”, the obligations of Kerzner International, Buyer and Merger Sub to effect the proposed merger are subject to the satisfaction or waiver of, among other conditions, the approval of the acquisition financing by The Central Bank of The Bahamas, the approval of the proposed merger by the Gaming Board, Commonwealth of The Bahamas and the approval by the Bahamas Gaming Authority of Mr. Ross remaining as a director of the surviving corporation following completion of the proposed merger.
      The Hart-Scott-Rodino Antitrust Improvement Acts of 1976, as amended, is not applicable to the proposed merger.

SPECIAL FACTORS
Background of the Proposed Merger
      In July 2001, as part of a reorganization of our company, we entered into a registration rights and governance agreement with Kersaf Investments Limited, WLG, Caledonia Investments, Cement Merchants SA and certain of their respective affiliates. Among other things, these investors agreed to refrain, subject to certain exceptions, until June 30, 2006 from proposing or consummating certain extraordinary corporate transactions involving us, including any merger or the sale of a substantial part of our assets, and to restrictions on purchases and sales of our equity securities, in each case without the prior approval of disinterested directors. In August 2004, in connection with its acquisition from the company of 4,500,000 ordinary shares, Istithmar entered into a corporate governance agreement with us. That agreement, among other things, similarly restricts Istithmar, subject to certain exceptions, from proposing or consummating certain extraordinary corporate transactions involving us or from purchasing or selling our equity securities, in each case without the prior approval of disinterested directors. For a description of these agreements, see “— Other Agreements Involving Kerzner International’s Securities.”
      During January 2006, Mr. Butch Kerzner, our Chief Executive Officer, and his father, Mr. Solomon Kerzner, the Chairman of our board of directors, informally contacted each other member of our board to express their interest in exploring the feasibility of a potential acquisition of the company. In these contacts, the Kerzners recognized that due to the restrictions regarding extraordinary transactions applicable to WLG, they would need the permission of the disinterested directors to make any proposal and that any transaction involving the Kerzners would need to be subject to a pre- or post-signing auction. Each director indicated that he would be open to considering a Kerzner-led transaction on this basis if attractive terms were available. Thereafter, on February 3, 2006, during a special telephonic meeting of our board of directors, Messrs. Kerzner formally requested permission from our board of directors to explore the feasibility of a potential acquisition of the company with specified private equity and other investors. They reconfirmed that they recognized they would need additional permission from the disinterested members of the board before making any actual proposal. They also told our board that if they ultimately decided that they could make an offer and received permission to do so, they believed they would be able to offer an attractive price to our shareholders with a high degree of assurance that a transaction would be consummated. They acknowledged that any proposal would be negotiated by, and would be subject to, the approval of our independent directors.
      Messrs. Kerzner advised our board that they believed the best course of action for the company and its shareholders was to sell the company either to a Kerzner-led group or to a third party, but that they would not support a decision to solicit purchasers prior to entering into an agreement with their group because there could be disruption within the company and damage to its value if we solicited purchasers without assurance that an acquiror had definitively agreed to acquire the company at an acceptable price. The Kerzners told our board that if any transaction with them was publicly announced, they expected the company to actively solicit higher proposals and that if a third party were prepared to pay more than the Kerzner-led group, they would personally support such a transaction.
      Following this request, our board of directors met without the Kerzners, who excused themselves from the discussion. Our board of directors was advised by representatives of the company’s regular outside counsel, Cravath, Swaine & Moore LLP, which we refer to as Cravath, and representatives of Richards, Layton and Finger, P.A., special counsel to the company, which we refer to as RLF. At the request of independent members of the board, Cravath had asked RLF to participate in the meeting so the directors could seek advice from a firm that did not have a prior relationship with the Kerzners. After discussion of their request, our board then approved granting Messrs. Kerzner and WLG, which we refer to collectively as the WLG group, permission to explore the feasibility of a possible acquisition and to share confidential information with six specified potential investors, subject to execution of acceptable confidentiality and standstill agreements. Our directors specifically noted that because of the standstill restrictions applicable to the WLG group, the board retained the ability to withdraw their permission or prevent any further steps toward a transaction and that granting permission did little more than keep available a potentially attractive option. Our directors also noted that the standstill restrictions would expire on June 30, 2006. The approval was subject to the WLG group acknowledging that it continued to remain subject to the registration rights and governance agreement referred to above and that the board had not consented to receive any proposal or established any process to evaluate any proposal it might agree to receive. During the discussions, our directors discussed the possibility that a shareholder affiliated with a director might be interested in participating with the WLG group as an investor in a potential acquisition and decided that any director who was unable to irrevocably rule out this possibility should recuse himself from the board’s deliberations relating to this matter.
      Thereafter, representatives of Cravath, based on instructions from the Chairman of the company’s audit committee, negotiated confidentiality and standstill agreements with each of the WLG group and six investors identified by Messrs. Kerzner. The WLG group and five of the six investors entered into confidentiality and standstill agreements. During the following weeks, the investors were provided access to confidential legal and financial information regarding Kerzner International, including our management’s strategic plan and projections. In addition, the investors participated in due diligence sessions with Messrs. Kerzner and a limited number of our senior management, including Mr. Richard Levine, our Executive Vice President and General Counsel; Mr. John Allison, our Executive Vice President and Chief Financial Officer; Mr. Omar Palacios, Senior Vice President of Treasury, Planning & Investor Relations of Kerzner International North America, Inc.; and Ms. Giselle Pyfrom, Senior Vice President and General Counsel of Kerzner International Bahamas Limited.
      On February 15, 2006, during a special telephonic meeting of our board of directors, Mr. Butch Kerzner updated our board of directors as to the status of the WLG group’s exploration of the feasibility of a potential acquisition of the company and noted that the WLG group expected to be in a position to request permission to present our board of directors with a proposed framework for negotiating a potential acquisition of the company in the near future. Our board of directors responded that it would not consider any such request until it had engaged appropriate professional advisors for our independent directors. Our directors decided that in light of the update it would be advisable to establish and empower a special committee of independent directors. During this meeting, Mr. Peter Buckley and Mr. Heinrich von Rantzau informed our board of directors that their respective affiliated shareholders, Caledonia Investments plc and Cement Merchants S.A., had determined not to participate as investors in any acquisition of the company, including any transaction that might be proposed by the WLG group, and accordingly they believed they were independent directors with respect to any such proposal. Mr. Howard Marks and Mr. Eric Siegel, the independent directors on the board, concurred with the conclusion of Messrs. Buckley and von Rantzau. Our board of directors then formed a special committee, with the full power and authority of the board to determine whether to permit the WLG group to propose a transaction involving the company, to evaluate and negotiate the terms of any such transaction and any alternative extraordinary transaction and to take any actions related thereto. The special committee consisted of Mr. Peter Buckley, Mr. Howard Marks, Mr. Eric Siegel and Mr. Heinrich von Rantzau. Mr. Stephen Ross, who was not present at the board meeting, was also originally named to the special committee, but prior to participating in any special committee discussions, he advised the special committee that because he was still considering whether he would join the WLG group, he should not be a member of the special committee. No member of this committee is affiliated with the WLG group or their contemplated investors and none is a member of the company’s management. We refer to this committee as the special committee.
      During the special committee’s first meeting on February 15, 2006, the special committee considered retention of counsel. Cravath described its historic relationships with the company and the Kerzners. After reviewing these relationships separately with RLF, the special committee decided to retain Cravath. The special committee selected Cravath based on its experience in transactions such as the proposed buyout, the familiarity of board members with Cravath from its work for the company and Cravath’s familiarity with the company’s operations and management. In selecting Cravath as its counsel, the special committee specifically considered whether Cravath’s historical representation of the company and its representation of the Kerzners with respect to certain personal matters unrelated to any proposed transaction created a conflict of interest. The special committee concluded that Cravath would not be influenced by these factors and that its familiarity with the company’s operations and management would be extremely useful to the special committee. In light of the sensitivity of transactions such as the proposed buyout, the special committee decided, based in part on the advice of RLF and Cravath, to retain a second law firm that did not work with our management to supplement Cravath’s advice regarding the proposed acquisition. At this meeting, the special committee also elected Mr. Siegel as its Chairman and appointed a subcommittee of Mr. Siegel and Mr. Buckley to interview investment banks to act as financial advisor to the special committee.
      On February 21, 2006, Mr. Siegel and Mr. Buckley interviewed three internationally prominent investment banks seeking to act as financial advisor to the special committee. On February 22, 2006, after considering the presentations made by each investment bank, including their respective qualifications, reputation, experience, relationships with the company and the WLG group and fee proposals, Mr. Siegel and Mr. Buckley selected J.P. Morgan Securities Inc. to act as financial advisor to the special committee, subject to the approval of the entire special committee (which was subsequently obtained). See “— Opinion of the Special Committee’s Financial Advisor — Miscellaneous” on page 32 for a discussion of the prior relationships between the company and JPMorgan. On February 22, 2006, the special committee also retained Paul, Weiss, Rifkind, Wharton & Garrison LLP, which we refer to as Paul Weiss, as its additional legal advisors. The special committee selected Paul Weiss based on its experience in advising special committees in transactions such as the proposed buyout, the familiarity of the committee members with Paul Weiss from that firm’s representation of our compensation committee and of the special committee formed to consider a Kerzner-led buyout proposal in 2000 that eventually was abandoned, and the lack of any relationship between Paul Weiss and our management.
      At a regularly scheduled board of directors meeting on February 27 and 28, 2006, Messrs. Kerzner requested that a group, including the WLG group, Istithmar and specified private equity firms, which we refer to collectively as the investors, be permitted to submit a proposed framework for the structure and process of a possible acquisition of the company by the investors that would not include a proposed transaction price. The special committee deferred responding to the request in order to consider the advice of its financial and legal advisors regarding these matters. The considerations discussed by the special committee and its advisors prior to responding to the request included possible terms for a post-signing auction, the ability of the special committee to terminate an agreement with the investors in order to accept a superior proposal, and related termination fees and whether or not the investors would be permitted to match any superior proposal. The special committee also discussed the importance of Messrs. Kerzner’s and Istithmar’s cooperation in connection with a post-signing auction, the importance of Messrs. Kerzner agreeing to work with a third-party acquiror during a to-be-agreed post-acquisition transitional period and agreeing not to compete against a third-party acquiror during a to-be-agreed post-acquisition period, voting undertakings by the WLG group and potentially other investors as well as limitations on the investors soliciting new members and additional financing sources. After discussion, the special committee concluded that it should ask the investors to submit its proposed framework.
      The investors then presented the special committee with its proposed framework. The framework contemplated exclusive negotiations with the investors followed by a 20-day post-signing auction, the ability of the special committee to terminate an agreement with the investors in order to accept a superior proposal, and related termination fees and the ability of the investors to match any superior proposal. The proposed framework also contemplated Messrs. Kerzner agreeing to work with a third-party acquiror during a post-acquisition transitional period and identified possible conditions to completion of a transaction.
      Following review of the proposed framework with its financial and legal advisors, the special committee authorized its advisors to discuss the proposed framework with representatives of the investors. While our board of directors continued their regularly scheduled business, representatives of the investors, JPMorgan, Cravath and Paul Weiss discussed the investors’ proposed framework. Following initial discussions with representatives of the investors, JPMorgan, Cravath and Paul Weiss met with the special committee to describe the discussions and obtain instructions from the special committee. Thereafter, JPMorgan, Cravath and Paul Weiss continued their discussions with representatives of the investors. The discussions among the representatives focused primarily on the structure and terms of the post-signing auction, termination fees, conditions to a transaction, Messrs. Kerzner’s and Istithmar’s cooperation in connection with a post-signing auction, Messrs. Kerzner’s commitment to work with a third-party acquiror during a post-acquisition transitional period and not to compete against a third-party acquiror following an acquisition, and voting undertakings by the WLG group and other investors in the event the company received a proposal for a superior transaction. The investors also agreed during these discussions not to seek a contractual right to match any superior proposal that might be made during the auction.
      The following morning, the special committee reviewed the results of these initial discussions among advisors. The special committee then met separately with Mr. Butch Kerzner to discuss several open points. After summarizing its discussion with Mr. Kerzner for its advisors, the special committee authorized them to continue discussions of the proposal with representatives of the investors. The special committee understood that their continued discussions were likely to expand to include negotiation of the terms of transaction documents.
      Discussions among advisors continued during the remainder of the week, focusing primarily on the structure and terms of a post-signing auction, termination fees, conditions to a transaction, Messrs. Kerzner’s and Istithmar’s cooperation in connection with a post-signing auction, Messrs. Kerzner’s commitment to work with a third-party acquiror during a post-acquisition transitional period and not to compete against a third-party acquiror following an acquisition, and voting undertakings by the WLG group and other investors. During this period, the special committee’s advisors reported their discussions to the Chairman and other members of the special committee on a regular basis.
      On March 4, 2006, counsel to the investors delivered to Cravath a draft merger agreement. On March 6, 2006, counsel to the investors delivered to Cravath draft voting and cooperation agreements. The draft agreements reflected prior discussions among advisors as well as the investors’ proposals in respect of the open structure and process points. The draft agreements did not include a proposed transaction price, as no price discussions had been invited by the special committee. On March 7, 2006, counsel to the investors delivered to Cravath draft commitments from its equity and debt financing sources. During this period, Cravath regularly updated the special committee regarding the terms of the proposed agreements.
      On March 7 and 8, 2006, representatives of the investors discussed the proposed transaction structure and process with members of the special committee and its advisors. The discussions continued to focus primarily on the structure and terms of the post-signing auction, termination fees, conditions to a transaction, Messrs. Kerzner’s and Istithmar’s cooperation in connection with a post-signing auction, Messrs. Kerzner’s commitment to work with a third-party acquiror during a post-acquisition transitional period and not to compete against a third-party acquiror following an acquisition, and voting undertakings by the WLG group and other members of the investors.
      On March 8, 2006, representatives of JPMorgan made a financial and valuation presentation regarding our company to the special committee. In addition, representatives of Cravath and Paul Weiss summarized for the special committee the drafts of the proposed transaction agreements. The special committee and its advisors also reviewed various discussions with the investors. The special committee then authorized representatives of JPMorgan to discuss valuation matters with representatives of the investors and authorized Cravath to provide counsel to the investors comments to the proposed transaction agreements and financing documents reflecting the special committee’s input.
      During the next several days, JPMorgan and the financial advisors to the investors discussed their respective valuation analyses of the company several times. During one meeting, on March 9, 2006, the financial advisors to the investors presented JPMorgan a valuation analysis of the company reflecting a potential value of $73.00 per share. The representatives of JPMorgan informed the representatives of the investors that, although the special committee had not determined an acceptable price for the acquisition of the company, the special committee was unlikely to permit an offer at that value and was unlikely to permit an offer that did not generally reflect the special committee’s comments to the transaction agreements relating to the post-signing auction and certainty of financing.
      On March 10, 2006, the special committee and its advisors discussed JPMorgan’s conversations with representatives of the investors. Although the special committee had not determined an acceptable price for the acquisition of the company, the special committee confirmed that it would not permit an offer at the price levels implied by the valuation analysis provided by the representatives of the investors. After JPMorgan informed the representatives of the investors of the committee’s position, JPMorgan was informed that the investors would reconsider their valuation analysis during the coming days. The representatives of the investors also informed JPMorgan that, should the investors decide to make an offer that was invited by the special committee, the Kerzners were prepared to agree to vote in favor of an all-cash superior proposal at least $2.00 a share higher than the investors’ proposal and to transitional services for a six-month period and non-competition arrangements requested by the special committee for a six-month period, in the case of Mr. Solomon Kerzner, and for a twelve-month period, in the case of Mr. Butch Kerzner and that Istithmar was prepared to agree to cooperate with the post-signing auction in the manner proposed by the special committee.
      On March 14, 2006, the financial advisors to the investors informed JPMorgan that a potential member of the consortium had determined not to participate in the proposed transaction, citing valuation considerations. Over the next several days, representatives of the investors contacted members of the special committee and representatives of JPMorgan to discuss valuation matters.
      On Friday, March 17, 2006, the financial advisors to the investors delivered to JPMorgan a letter stating that the investors would be prepared to submit a fully-financed proposal to acquire the company at a price of $75.25 per share in cash should the special committee permit a proposal. In addition, the letter noted that the investors would accept the special committee’s proposed terms regarding cooperation during the post-signing auction and that the Kerzners would agree to vote in favor of an all-cash superior proposal for all the outstanding shares of the company at a price per share at least $2.00 a share higher than the investors’ proposal and to transitional services for a period of six-months and non-competition arrangements for a period of six-months, in the case of Mr. Solomon Kerzner, and for a period of twelve months, in the case of Mr. Butch Kerzner, requested by the special committee. The letter further noted that the investors’ financing commitments would reflect terms sought by the special committee. Shortly thereafter, counsel to the investors delivered to Cravath drafts of the transaction agreements and debt and equity financing commitments revised from the draft agreements circulated earlier.
      Following receipt of these documents, the special committee met with representatives of JPMorgan, Cravath and Paul Weiss to discuss the letter. During the discussion, the special committee, after reviewing the financial analysis previously provided by JPMorgan, determined that it would permit an offer to acquire the company at a minimum price of $76.00 per share in cash, subject to finalizing the terms of the definitive transaction agreements and related financing commitments. The special committee authorized Mr. Buckley and Mr. von Rantzau, who collectively represent shareholdings in the company in excess of 14%, to discuss this counter proposal with Mr. Solomon Kerzner.
      During the evening of Friday, March 17, 2006, Mr. Buckley, Mr. von Rantzau and Mr. Solomon Kerzner then discussed the special committee’s determination that it would permit an offer to acquire the company at a minimum price of $76.00 per share in cash, subject to agreeing upon the terms of the definitive transaction agreements and related financing commitments. Thereafter, at Mr. Kerzner’s request, Mr. Butch Kerzner and the investors’ outside counsel, the other members of the special committee and its representatives joined the discussion in order for Messrs. Kerzner to identify the investors’ view of the outstanding issues, including the duration of the post-signing auction, timing considerations in respect of the company’s proxy statement, the terms of the equity commitments by the members of the investors and the treatment of equity awards. At the end of this discussion, Mr. Butch Kerzner reported to the special committee that the investors would offer $76.00 per share in cash to acquire the company, indicating that this was their best and final offer. Following this meeting, the special committee discussed the non-price issues with its advisors and thereafter authorized Cravath, Paul Weiss and JPMorgan to continue discussing the definitive transaction documentation with representatives of the investors.
      During the period from March 17, 2006 through the morning of March 20, 2006, negotiations were undertaken between representatives of Cravath, Paul Weiss and JPMorgan and the legal and financial advisors of the investors in respect of the outstanding issues relating to the merger agreement, the acquisition financing and the other transaction agreements. The issues discussed included the terms of the post-signing auction, the conditions to closing, limitations on the investors soliciting new members (including management and other employees), awarding and retaining additional financial advisors and financing sources, treatment of equity awards, termination fees and expense reimbursement. During this period, representatives of Cravath, Paul Weiss and JPMorgan updated the Chairman and other members of the special committee as to the status of its negotiations, and received instructions, on a regular basis. During this period, the Chairman discussed several of the open issues with Mr. Butch Kerzner.
      On the morning of Monday, March 20, 2006, the special committee held a special meeting by teleconference to review the final terms of the proposed merger agreement and the acquisition financing. At this meeting, representatives of Cravath reviewed with the special committee its fiduciary duties in connection with the proposed transaction. Representatives of Cravath then made a presentation to the special committee regarding the key terms of the proposed merger agreement and the other transaction agreements, focusing on the conditions to the closing of the proposed merger, the terms of the post-signing auction, the acquisition financing, termination fees and expense reimbursement provisions as well as the parties’ respective obligations between signing and closing. Finally, Cravath described the formal waiver of the standstill provisions of the registration rights and corporate governance agreement described above necessary to permit Messrs. Kerzner and their affiliates to make the proposal.
      At the meeting, JPMorgan made a financial presentation regarding our company and the financial terms of the proposed merger. Thereafter JPMorgan provided an oral opinion, subsequently confirmed in writing, to the effect that, as of March 20, 2006, and based upon and subject to the factors, limitations and assumptions set forth in its opinion, the $76.00 merger consideration to be received by holders of ordinary shares of Kerzner International in the proposed merger was fair, from a financial point of view, to the holders of such shares (other than Messrs. Kerzner, Istithmar and their affiliates).
      After considering the proposed terms of the merger agreement and other transaction agreements, the acquisition financing and the various presentations, as well as the resolutions to be adopted by the board of directors in connection therewith, the special committee then unanimously resolved to recommend the merger agreement and the resolutions to the board of directors. Thereafter, our board of directors met, with Messrs. Kerzner and Ross abstaining due to their affiliation with the investor group, to approve the merger agreement and adopt the resolutions recommended to it by the special committee. Mr. Kazim was unable to participate in the meeting but subsequently indicated that had he participated he too would have abstained due to his affiliation with the investor group.
      Later on in the morning of March 20, 2006, K-Two Holdco Limited and K-Two Subco Limited executed the commitments in respect of their acquisition financing. Thereafter, we, K-Two Holdco Limited and K-Two Subco Limited executed the merger agreement, which we refer to as the March 20 merger agreement, and the related transaction agreements. Subsequently, we issued a press release announcing the execution of the March 20 merger agreement and related transactions as well as the start of a 45-day post-signing auction.
      Beginning on March 20, 2006, under the supervision of the special committee, representatives of JPMorgan contacted 35 potential acquirors, including 15 strategic buyers and 20 financial buyers. The strategic buyers were identified based on the operations and industries in which such parties participate. The financial buyers were identified based on funds under management, prior investment experience in the industries in which the company participates and an ability to consummate a potential transaction.
      Over the following two weeks, we entered into confidentiality and standstill agreements with 11 interested parties, including two strategic buyers and nine financial buyers, each of whom was provided access to confidential legal and financial information regarding Kerzner International. During this period, JPMorgan updated the Chairman and the other members of the special committee on a regular basis regarding the status of the solicitation. JPMorgan reported that the reasons parties had declined to pursue or explore an acquisition of Kerzner International included, among others, an alternate strategic focus, valuation considerations and transaction size.
      JPMorgan also reported that interested parties had requested confirmation that the investor group not be permitted to participate in the post-signing auction or submit a revised proposal to acquire the company prior to the special committee accepting a superior proposal from a third-party. In response to such requests and in order to promote the post-signing auction, on March 30, 2006, the special committee informed the investor group that the investor group would not be permitted to submit a revised proposal to acquire the company as part of the post-signing auction but, if it wished to do so, would be permitted to submit a revised proposal by April 3, 2006. The investor group did not submit a revised proposal or any other response to the special committee.
      During the next several weeks, potential acquirors continued to express interest in exploring an acquisition of the company and continued their due diligence regarding the company. During this period, JPMorgan updated the Chairman and other members of the special committee on a regular basis regarding the status of the potential acquirors’ due diligence and interest in acquiring the company.
      During mid-April, the seven potential acquirors that continued to express interest in acquiring the company received process letters from JPMorgan inviting formal acquisition proposals no later than May 1, 2006. The process letters indicated that the special committee was prepared to instruct its advisors to negotiate definitive transaction agreements prior to that time and therefore encouraged bidders to negotiate such agreements prior to that time. Of the potential acquirors, two financial buyers, whom we refer to as Party A and Party B, scheduled due diligence sessions with company management and visits to various company operations. JPMorgan reported that the reasons other potential acquirors declined to pursue an acquisition of Kerzner International included, among others, valuation considerations, alternative opportunities, transaction size and the importance of the Kerzner family to the prospects of the company.
      During this period, Party A participated in numerous due diligence sessions with company management and visited various company operations, under the supervision of JPMorgan. Following these sessions and visits, JPMorgan updated the special committee regarding the status of Party A’s due diligence. In response to concerns of Party A about the amount of cooperation in the due diligence process, the special committee contacted members of management to ensure that all information reasonably requested by potential bidders was being provided, including appropriate access to senior management. The special committee believes this information and access was provided to bidders conducting due diligence.
      On April 11, 2006, Party A informed JPMorgan and members of the special committee that it would require an inducement to complete its due diligence and to submit a proposal to acquire the company, including (i) reimbursement of expenses in the event it submitted a superior proposal on specified terms and (ii) payment of a substantial fee if its proposal was not accepted under specified circumstances. In response, the special committee explored various alternatives to induce Party A to submit a proposal, and offered to negotiate a definitive merger agreement in advance with Party A so that the parties could sign an agreement immediately if Party A submitted a winning bid. Party A declined. Because the special committee believed that without a bid from Party A, it would be difficult to achieve an increased price for stockholders, the Chairman of the special committee and its financial and legal advisors, under the supervision of the special committee, engaged Party A and its advisors in negotiations regarding Party A’s inducement proposal. On April 17, 2006, upon instructions from the special committee, Cravath circulated a revised inducement agreement to Party A. Under the proposed agreement, Party A would have received a substantial fee in the event it submitted a proposal to acquire the company on specified terms, its proposal was the most advantageous proposal received by the special committee prior to the bid date, but the company was nevertheless acquired by the investor group. The proposed agreement also provided that the company would reimburse Party A’s expenses, up to a cap, under certain circumstances in which it submitted such a proposal. Representatives of Party A rejected this proposal as inadequate. Notwithstanding the special committee’s proposals and efforts to negotiate a definitive form of merger agreement and inducement arrangement, on April 19, 2006, Party A informed the Chairman of the special committee that it was ceasing its due diligence.
      On April 19, 2006, Party B also informed JPMorgan that it was ceasing its due diligence and would not pursue an acquisition of the company. JPMorgan informed the special committee that Party B had determined not to proceed in light of internal considerations unrelated to its due diligence. JPMorgan informed the special committee that prior to withdrawing, Party B had given a preliminary indication of interest in the vicinity of $80 per share, subject to finalizing its due diligence and negotiating a definitive acquisition agreement.

      On April 19 and 20, 2006, the Chairman of the special committee was contacted by Mr. Ronald Baron, the chairman and chief executive officer of BAMCO, Inc. (“BAMCO”) and Baron Capital Management, Inc, (“BCM”), the clients of which collectively hold approximately 15.8% of our ordinary shares. Mr. Baron informed the Chairman that he was not interested in selling shares of Kerzner International owned by clients of BAMCO and BCM that were capable of investing in the proposed transaction to a party unaffiliated with Messrs. Kerzner unless the price were substantially higher than $80.00 per share. Mr. Baron also informed the Chairman that he was not interested in investing on behalf of clients of BAMCO and BCM in Kerzner International as a privately owned business if that company were managed by anyone but Messrs. Kerzner. Mr. Baron told the Chairman that, in his considered judgment, a transaction with the Kerzner family continuing as management not only offered Kerzner International prospects for further growth but provided a high degree of certainty that the proposed merger could be completed rapidly. Mr. Baron informed the Chairman that he intended to contact Mr. Butch Kerzner to discuss the foregoing and expected to file a Schedule 13D reporting his conversations.
      During this period, the special committee met regularly by teleconference to discuss developments. On April 20, 2006, the special committee determined that in light of the Baron development and contacts that members of the special committee had received from other stockholders regarding the $76.00 per share transaction, the investor group would need to increase its merger price in order to receive stockholder approval. In light of this development and the fact that bidders who had been advised that the investor group would not be allowed to rebid had all withdrawn from due diligence, the special committee decided it should revise the auction process to allow a possible rebid by the investor group.
      On April 21, 2006, Party A sought to reengage on the special committee’s proposed inducement arrangement it had previously rejected. In light of the conversation with Mr. Baron and the incentive his Schedule 13D would create for the investor group to increase the price it would pay, the special committee determined not to do so before its scheduled special committee meeting the following day.
      On April 22, 2006, in light of the conversations with Mr. Baron, the special committee met by teleconference to discuss its available options to pursue a transaction with Party A, as well as to encourage the investor group to increase its offer per share. Thereafter, on April 22 and 23, 2006, representatives of the investor group contacted members of the special committee seeking to discuss a framework for increasing its offer per share in light of Mr. Baron’s conversations with Mr. Kerzner.
      On April 24, Mr. Baron, along with Baron Capital Group, Inc., BAMCO, BCM, and Baron Asset Fund, jointly filed a Schedule 13D summarizing Mr. Baron’s conversation with the Chairman of the special committee and reporting that he and the general counsel of Baron Capital Group, Inc. had met with Mr. Butch Kerzner on April 19 and April 20, 2006 and informed Mr. Kerzner that, on behalf of investment advisory clients of BAMCO and BCM, he did not support the proposed merger at $76.00 per share. Mr. Baron’s filing noted that he had suggested that the investor group raise their offer to purchase Kerzner International to $80.00 per share. Mr. Baron’s filing also noted that he had stated that BAMCO and BCM would, on behalf of mutual funds and certain other accounts, be more likely to support the proposed merger if their clients were allowed to invest in the resulting company. Mr. Baron’s filing noted that he had proposed to invest at least $200 million of equity on behalf of investment advisory clients in the resulting company. Finally, as previously discussed with the Chairman of the special committee, Mr. Baron’s filing noted that he was not interested in selling shares of Kerzner International owned by clients of BAMCO and BCM that could invest in the proposed transaction to a party unaffiliated with Messrs. Kerzner unless the price were substantially higher than $80 per share. He further noted that he was not interested in investing in Kerzner International as a privately owned business on behalf of clients if that company was managed by anyone other than Messrs. Kerzner.
      Thereafter, on April 24, 2006, the special committee determined to solicit a revised best and final offer from the investor group and requested that JPMorgan also invite Party A to submit a proposal to acquire the company. The special committee advised Party A that it was still willing to consider appropriate provisions to induce Party A to bid but that in light of the changed circumstances these provisions would need to be more limited and less generous than those previously discussed. The special committee requested that the investor group and Party A submit their proposals by April 25, 2006.

      During the evening on April 24, 2006, counsel to the investor group delivered to Cravath a proposed amended and restated merger agreement, which we refer to as the revised merger agreement, and voting agreement, to be used in the event the investor group made a higher offer which the special committee found acceptable. The investor group proposed to terminate the auction and related contractual cooperation commitments of Messrs. Kerzner and Istithmar as well as the transition and voting undertakings of the WLG group. The investor group also proposed other amendments to the transaction agreements intended to increase the certainty of completing the proposed merger, including requiring the company to submit the revised merger agreement to a shareholder vote notwithstanding receipt of a superior proposal. Cravath updated the special committee regarding the proposed terms. The investor group also indicated it would require additional voting commitments from unidentified parties that the special committee understood was intended to make stockholder approval a virtual certainty. The following morning, the special committee determined not to engage the investor group regarding the proposed terms until the investor group increased its proposed price per share.
      During the following days, representatives of the investor group met with JPMorgan indicating a willingness to increase their offer to $81.00 per share, subject to the company agreeing to amend the transaction agreements in the manner described above. JPMorgan informed the representatives of the investor group that multiple bidders were considering proposals to acquire the company and therefore that the special committee was unlikely to agree to terminate the auction unless the investor group increased its offer per share above $81.00. Representatives of JPMorgan reported to the special committee its belief that representatives of the investor group had given preliminary indications that a further price increase might be possible. These representatives also told the investor group that the special committee wanted to preserve a meaningful vote for stockholders not participating in the investor group and would not accept provisions designed to make stockholder approval a certainty. During this period, certain other large shareholders of the company contacted members of the special committee to inform the special committee of their dissatisfaction with a $76.00 per share price.
      While these discussions were continuing, Party A informed representatives of JPMorgan that in light of Mr. Baron’s filing and other considerations, it had determined not to pursue a possible transaction. Party A indicated that based on its work, it would not have proposed an acquisition proposal in excess of a price per share in the vicinity of $81.00 per share. Party A also informed the investor group of its decision not to pursue a transaction. During this period, the special committee discussed the status of negotiations and discussions on a regular basis.
      On April 26, 2006, the investor group told the special committee’s representatives that the investor group would not entertain any requests for further price increases. The investor group also indicated that in light of Party A’s withdrawal, they now believed a price lower than $81.00 per share would be sufficient to win special committee and stockholder approval, but they were willing to proceed with an acquisition at $81.00 per share subject to agreeing upon terms no later than April 28, 2006. The investor group also withdrew its request for additional voting commitments. Thereafter, the special committee reviewed with representatives of Cravath, Paul Weiss and JPMorgan the discussions with the investor group, Party A and other shareholders. Based on the results of the auction (including the absence of any remaining bidders other than the investor group and the imminent expiration of the 45-day solicitation period on May 4, 2006), the special committee decided to focus its negotiating efforts on securing the highest achievable price from the investors and preserving a meaningful shareholder vote in respect of the proposed merger.
      On April 26 and 27, 2006, representatives of Cravath and JPMorgan engaged the investor group in an effort to increase the offered price per share and to discuss means to permit a meaningful shareholder vote in respect of the proposed merger, including requiring approval of the transaction by a majority of shareholders unaffiliated with the investor group. The investor group informed Cravath that they would not increase their offered price and would not agree to a vote of the majority of shareholders unaffiliated with the investor group. However, the investor group indicated that to allow for a meaningful shareholder vote, it would be receptive to restrictions on adding existing significant stockholders of the company to the investor group. During this period, representatives of Cravath updated the Chairman and other members of the special committee as to the status of the negotiations, and received instructions, on a regular basis.

      On April 28, 2006, Cravath and the legal advisors to the investor group discussed the proposed revisions to the transaction agreements proposed by the investor group, focusing on the special committee’s desire that stockholders outside the investor group have a meaningful vote on the proposed merger. Because the investor group had rejected approval of the transaction by a majority of shareholders unaffiliated with the investor group, the special committee instead sought assurances that the investor group would not add existing shareholders of the company to an extent that would control or virtually control the vote. During the negotiations, the investor group confirmed that its discussions with Mr. Baron had been preliminary and it had no agreements or understandings with Mr. Baron or the clients of BAMCO and BCM about joining the investor group. In addition, the investor group accepted the special committee’s request that the investor group not permit any existing 5% or greater shareholder (including Mr. Baron) to join the investor group, and not engage in substantive discussions with any such holder in respect thereof, prior to completion of the proposed merger. Other matters discussed included limitations on entering into arrangements with management that would restrict management from working with other bidders unless the contemplated transaction was completed, the treatment of equity awards and termination rights and related fees. Negotiations were completed during the evening of Friday, April 28, 2006.
      On the morning of Saturday, April 29, 2006, the special committee held a special meeting by teleconference to review the final terms of the revised merger agreement, voting agreement and the related acquisition financing. At this meeting, JPMorgan made a financial presentation regarding our company and the financial terms of the proposed merger. Thereafter, JPMorgan provided an oral opinion, confirmed the following day in writing, to the effect that, as of such dates, and based upon and subject to the factors, limitations and assumptions set forth in its written opinion, the $81.00 merger consideration to be received by holders of ordinary shares of Kerzner International in the proposed merger was fair, from a financial point of view, to the holders of such shares (other than Messrs. Kerzner, Istithmar and their affiliates). The full text of the written opinion of JPMorgan delivered on April 30, 2006, is attached as Annex C to this proxy statement.
      At the meeting, representatives of Cravath reviewed with the special committee its fiduciary duties in connection with the proposed transaction. Representatives of Cravath then made a presentation to the special committee regarding the key terms of the proposed revised merger agreement and the voting agreement, focusing on the conditions to the closing of the proposed merger and on the revisions to the transaction agreements approved on March 20, 2006, including the termination of the auction and related commitments, termination fees, the limitations on the investor group soliciting new members (including 5% or greater shareholders) and the treatment of equity awards.
      After considering the proposed terms of the revised merger agreement and the voting agreement, the acquisition financing and the various presentations, as well as the resolutions to be adopted by the board of directors in connection therewith, the special committee then unanimously resolved to recommend the revised merger agreement and the resolutions to the board of directors. Thereafter, our board of directors, with Messrs. Kerzner and Ross abstaining due to their affiliation with the investor group, met to approve the revised merger agreement and adopt the resolutions recommended to it by the special committee. See “— Reasons for the Proposed Merger and Recommendation of the Kerzner International Board of Directors” for a description of the resolutions of our board of directors at this meeting. Mr. Kazim was unable to participate in the meeting but subsequently indicated that had he participated he too would have abstained due to his affiliation with the investor group.
      On Sunday, April 30, 2006, K-Two Holdco Limited and K-Two Subco Limited executed the commitments in respect of their amended acquisition financing. Thereafter, we, K-Two Holdco Limited and K-Two Subco Limited executed the revised merger agreement and we, K-Two Holdco Limited, WLG, Messrs. Kerzner and Istithmar executed the related voting agreement. Subsequently, on May 1, 2006, we issued a press release announcing the execution of the revised merger agreement and related transactions as well as the termination of the auction announced on March 20, 2006.

Reasons for the Proposed Merger and Recommendation of Kerzner International’s Board of Directors
      In the course of reaching its decision to recommend that our board of directors approve the revised merger agreement and the proposed merger, the special committee consulted with its financial and legal advisors and considered a number of factors that it believed supported its decision, including the following:

•	the $81.00 per share price to be paid in cash in respect of each ordinary share of Kerzner International, which represented a 15.1% premium over the closing price of our ordinary shares on March 17, 2006, the last trading day before Kerzner International publicly announced the proposed merger on March 20, 2006, which represented the highest price our ordinary shares had ever traded prior to such announcement, and a 20.0% premium over the average closing price of our ordinary shares during the thirty trading days prior to such announcement;

•	the fact that the consideration to be paid in the proposed merger is all cash, which provides certainty of value and liquidity to Kerzner International’s shareholders;

•	the special committee’s familiarity with the business, operations, properties and assets, financial condition, business strategy, and prospects of Kerzner International, as well as the risks involved in achieving those prospects, the nature of the industries in which we compete, industry trends, and economic and market conditions, both on an historical and on a prospective basis;

•	the absence of a definitive proposal to acquire Kerzner International other than from the investor group at or above $81.00 per share, notwithstanding the fact that the special committee, with the advice and assistance of its financial and legal advisors, undertook an active and extensive solicitation of potential acquirors, which included (a) Kerzner International’s public announcement on March 20, 2006, that it was soliciting superior proposals to acquire the company, (b) contacting 35 potential acquirors to solicit interest in a potential transaction with the company, (c) executing confidentiality agreements with 11 of these parties, (d) holding management presentations with one of these parties and (e) efforts to negotiate an unusual inducement arrangement with one of these parties;

•	the fact that representatives of two significant shareholders of the company, who are unaffiliated with the investor group and collectively represent shareholdings in the company in excess of 14%, were represented on the special committee, were actively involved in the negotiations of the terms of the transaction agreements, concluded that the merger consideration was fair and indicated that their respective organizations intended to vote in favor of approval of the merger agreement;

•	the financial analyses and presentations of JPMorgan presented to the special committee at its meetings and the opinion of JPMorgan that, as of April 30, 2006, and based upon and subject to the factors, limitations and assumptions set forth in its opinion, the $81.00 merger consideration to be received by holders of ordinary shares of Kerzner International in the proposed merger was fair, from a financial point of view, to the holders of such shares (other than Messrs. Kerzner, Istithmar and their affiliates). The full text of the written opinion of JPMorgan delivered on April 30, 2006, is attached as Annex C to this proxy statement; and

•	the likelihood and anticipated timing of completing the proposed merger, in light of the scope of the conditions to completion and the nature of the conditions in respect of the acquisition financing.
      The special committee also believed that sufficient procedural safeguards were and are present to ensure the fairness of the proposed merger and to permit the special committee to represent effectively the interests of our shareholders (other than those affiliated with the investor group). These procedural safeguards include:

•	the fact that the consideration and negotiation of the price and other terms of the proposed merger was conducted entirely under the oversight of the members of the special committee without the involvement of any director who is affiliated with the investor group or is a member of the company’s management and without any limitation on the authority of the special committee to act with respect to any alternative extraordinary transaction or any related matters;

•	the fact that the special committee was advised by internationally-recognized financial advisors and independent legal advisors selected by them;

•	the fact that the special committee, with the advice and assistance of its financial and legal advisors, undertook an active and extensive solicitation of potential acquirors, which included (a) Kerzner International’s public announcement on March 20, 2006, that it was soliciting superior proposals to acquire the company, (b) contacting 35 potential acquirors to solicit interest in a potential transaction with the company, (c) executing confidentiality agreements with 11 of these parties, (d) holding management presentations with one of these parties and (e) efforts to negotiate an unusual inducement arrangement with one of these parties;

•	the fact that although the merger agreement does not require the vote of at least a majority of unaffiliated shareholders, shareholders representing in excess of 75% of the outstanding ordinary shares are not affiliated with the investor group and will have a meaningful opportunity to consider and vote upon the approval of the revised merger agreement. In this regard, the special committee took account of the disclosures in Mr. Baron’s Schedule 13D but believes that the interests of Mr. Baron and his investment funds are sufficiently aligned with other stockholders that they should not be considered part of the investor group because there can be no assurance at the time of the extraordinary general meeting that Mr. Baron will be allowed to join the investor group in light of

—	the investor group’s confirmation that it has no agreements or understandings with Mr. Baron or his investment clients about joining the investor group; and

—	the investor group’s agreement not to engage in substantive discussions with any 5% or greater shareholder (including Mr. Baron) regarding such participation prior to completion of the proposed merger;

•	the special committee’s extensive negotiations with the investor group, which, among other things, resulted in an increase in the offer price from $73.00 to $81.00 per share; and

•	the fact that the terms and conditions of the March 20 merger agreement were designed to encourage a superior proposal, including:

—	a 45-day post-signing auction;

—	agreements from Messrs. Kerzner and Istithmar to cooperate in the post-signing auction;

—	agreements from Messrs. Kerzner to work with third-party acquirors during a transitional period and not to compete with them in the event an alternative transaction was completed;

—	agreements from Messrs. Kerzner to vote in favor of certain superior proposals;

—	restrictions, during the auction, on the ability of the investor group to award and retain additional financial advisors and exclusive debt financing sources;

—	restrictions, during the auction, on the ability of the investor group to seek or obtain any additional equity commitments or financing in respect to the proposed merger and the related transactions; and

—	restrictions on the investor group’s ability to enter into any arrangements with any member of the company’s management or any other company employee (other than Messrs. Kerzner) on terms that prohibited or restricted such person from discussing or entering into any arrangements with any third-party in connection with a transaction relating to the company.
      The special committee believes that the post-signing auction provided an effective market check for the investor group’s original $76.00 transaction even though the special committee is aware of concerns raised during the auction about factors that might favor the investor group bid. As described under “Background of the Proposed Merger”, the special committee took these concerns into account in managing the auction process, and proposed an inducement arrangement to a bidder, to address perceptions that a transaction with the investor group was inevitable. In addition, the special committee oversaw the due diligence process to ensure that all information reasonably requested by potential bidders was provided, including appropriate access to senior management.
      Messrs. Kerzner had committed to remain with the company for a six-month transitional period following closing, which the special committee believes would have been sufficient to provide adequate transition to new ownership in the event a superior proposal had developed. Based on communications from potential bidders, the special committee believes that the company might have elicited additional interest from financial sponsors if the Kerzners had been willing to go beyond those transitional commitments and both commit to remain with the company indefinitely after an acquisition and become investors in an alternative bid. The Kerzners had also committed to vote their shares in favor of an all cash superior proposal for all of the outstanding shares of the company at least $2.00 higher than their own bid. The special committee believes that it is possible more potential acquirors would have participated in the auction process if the Kerzners willingness to support a higher priced third-party transaction had gone beyond their negotiated voting commitment. However, the Kerzners were not obligated to do any of the foregoing, and, based on information provided in discussions of its financial advisor with potential strategic buyers, the special committee does not believe the level of support agreed by the Kerzners was a significant reason why strategic buyers turned out not to be interested in bidding for the company.
      Notwithstanding the foregoing, the special committee believes, in part based on the information provided in discussions with potential third party bidders, that the auction process served to establish a “market price” for the company among financial buyers and that the revised merger agreement is consistent with that “market price.” Although ultimately no financial sponsor submitted a bid, during discussions with Party A and Party B, neither gave preliminary indications of interest exceeding the range of approximately $80.00 to approximately $81.00 per share. The special committee believes that bidders had an incentive to provide high preliminary indications rather than low ones. Although the special committee believes that other bids ultimately would have received required regulatory clearances, the special committee also believes that the investor group transaction had the lowest execution risk and quickest regulatory timetable of any potential transaction because the Kerzners will remain in control of management from a regulatory perspective.
      In the course of its deliberations, the special committee also considered a variety of risks and other countervailing factors related to entering into the revised merger agreement and the proposed merger, including:

•	the risk that the proposed merger might not be completed in a timely manner or at all, including the risk that the proposed merger will not occur if the financing contemplated by the acquisition financing commitments, described under the caption “The Proposed Merger — Financing,” is not obtained, as Buyer does not on its own possess sufficient funds to complete the transaction;

•	that the approval of the revised merger agreement does not require the vote of at least a majority of unaffiliated shareholders and that the investor group was unwilling to agree to such a requirement;

•	that the public shareholders of Kerzner International will have no ongoing equity in the surviving corporation following the proposed merger, meaning that the public shareholders will cease to participate in Kerzner International’s future earnings or growth, or to benefit from any increases in the value of Kerzner International ordinary shares;

•	the restrictions on the conduct of Kerzner International’s business prior to the completion of the proposed merger, requiring Kerzner International to conduct its business in the ordinary and usual course consistent with past practice, subject to specific limitations, which may delay or prevent Kerzner International from undertaking business opportunities that may arise pending completion of the proposed merger;

•	the risks and costs to Kerzner International if the proposed merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

•	that if the proposed merger is not completed, Kerzner International will be required to pay its own expenses associated with the transaction as well as, under certain circumstances, pay a termination fee to Buyer or reimburse Buyer’s out-of-pocket expenses incurred in connection with the transactions contemplated by the merger agreement;

•	the possibility that the termination fee and expense reimbursement payable by Kerzner International to Buyer may discourage other bidders and impact our ability to engage in another transaction for up to 12 months should we fail to complete the proposed merger (although the risk is mitigated by the active solicitation of alternative proposals described above); and

•	the fact that our executive officers and directors may have interests in the transaction that are different from, or in addition to, those of our shareholders; see the section captioned “Special Factors — Interests of Our Directors and Officers in the Proposed Merger” on page 35.

      In analyzing the proposed merger, the special committee considered the analyses and methodologies used by JPMorgan as a whole in evaluating the going concern value of Kerzner International. See “— Opinion of the Special Committee’s Financial Advisor” beginning on page 28. Further, the special committee adopted the analyses and conclusions of JPMorgan. JPMorgan’s analyses were based upon certain management-provided scenarios and assumptions, but did not include an independent analysis of the liquidation value or book value of Kerzner International. The special committee did not consider liquidation value as a factor because Kerzner International is a viable going concern business and the trading history of Kerzner International’s ordinary shares is an indication of its value as such. In addition, due to the fact that Kerzner International is being sold as a going concern, the special committee did not consider the liquidation value of Kerzner International relevant to a determination as to whether the proposed merger is fair to the company’s unaffiliated shareholders as they believed liquidation would deliver less value. Further, the special committee did not consider net book value a material indicator of the value of Kerzner International because it understates its value as a going concern, and is instead indicative of historical costs. As part of its consideration of proposed merger, the special committee also considered a recapitalization analysis prepared by JPMorgan.
      The foregoing discussion of the factors considered by the special committee is not intended to be exhaustive, but does set forth the principal factors considered by the special committee. The special committee collectively reached the conclusion to approve the revised merger agreement and the proposed merger in light of the various factors described above and other factors that the members of the special committee believed were appropriate. In view of the wide variety of factors considered by the special committee in connection with its evaluation of the proposed merger and the complexity of these matters, the special committee did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the special committee. Rather, the special committee made its recommendation based on the totality of information presented to it and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.
      Other than as described in this proxy statement, Kerzner International is not aware of any firm offers by any other person during the two years prior to the date of the March 20 merger agreement for a merger or consolidation of Kerzner International with another company, the sale or transfer of all or substantially all of Kerzner International’s assets or a purchase of Kerzner International’s securities that would enable such person to exercise control of Kerzner International.

Recommendation of the Kerzner International Board of Directors
      Our board of directors, acting upon the unanimous recommendation of the special committee, at a meeting described above on April 29, 2006:

•	determined that the merger agreement and the transactions contemplated by the merger agreement were fair to and in the best interests of Kerzner International and its shareholders; and

•	approved the merger agreement and the other transactions contemplated by the merger agreement.
      Solomon Kerzner, our Chairman, Butch Kerzner, our Chief Executive Officer and Stephen M. Ross, who is affiliated with The Related Companies L.P., recused themselves from the foregoing determination and approval due to their affiliation with the investor group. Hamed Kazim, who is affiliated with Istithmar, was unable to participate in the determination but subsequently indicated that had he participated, he too would have recused himself due to his affiliation with the investor group.
      Our board of directors recommends that the shareholders of Kerzner International vote “FOR” approval of the merger agreement.
Position of Messrs. Kerzner and Ross, WLG and Istithmar as to Fairness of the Proposed Merger
      Under SEC rules Messrs. Kerzner, WLG and Istithmar, which we collectively refer to as the Affiliated Continuing Investors, and Mr. Ross, who we refer to collectively with the Affiliated Continuing Investors as the Affiliated Persons, are required to provide certain information regarding their position as to the substantive and procedural fairness of the merger to the unaffiliated shareholders of Kerzner International. The Affiliated Persons are making the statements included in this section solely for purposes of complying with such requirements. The Affiliated Persons’ views as to the fairness of the merger should not be construed as a recommendation to any shareholder as to how that shareholder should vote on the proposal to approve the merger agreement.
      The Affiliated Persons did not undertake a formal evaluation of the fairness of the proposed merger, nor did they engage a financial advisor to perform any valuation analysis for the purposes of assessing the fairness of the proposed merger. Although the Affiliated Persons consulted with financial advisors regarding certain structural and financial aspects of the proposed merger, no financial advisor provided the Affiliated Persons any analysis or opinion with respect to the fairness of the merger consideration.
      The Affiliated Persons believe that the proposed merger is substantively fair to the unaffiliated shareholders of Kerzner International based on the following factors:

•	the per share price of $81.00 represents a 52.7% premium to $53.04 and an 15.1% premium to $70.36, which were the low and high closing prices of Kerzner International’s ordinary shares for the 52 weeks prior to March 17, 2006, the last trading day before Kerzner International publicly announced the proposed merger on March 20, 2006, an 20.0% premium over the closing price of Kerzner International’s ordinary shares during the thirty trading days prior to such announcement, and a 15.1% premium over the highest price Kerzner International’s ordinary shares have ever traded prior to such announcement;

•	the per share price of $81.00 represents a premium of approximately 39.2% over the average purchase price that Kerzner International paid for purchases of its ordinary shares during the third quarter of 2005, as described under “Transactions in Ordinary Shares”;

•	notwithstanding that the JPMorgan fairness opinion was not delivered to the Affiliated Persons, the fact that the special committee received an opinion from JPMorgan stating that as of the date of the merger agreement, and based upon and subject to the factors, limitations and assumptions set forth in its opinion, the $81.00 merger consideration to be received by holders of ordinary shares of Kerzner International in the proposed merger was fair, from a financial point of view, to such shareholders (other than Solomon Kerzner, Butch Kerzner, Istithmar and their respective affiliates);

•	WLG will receive the merger consideration of $81.00 per share for approximately 23.8% of the shares in which WLG has an economic interest rather than contributing such shares to Buyer in exchange for shares of Buyer’s capital stock;

•	representatives of two of Kerzner International’s significant shareholders, who are unaffiliated with the Investor Group and collectively own ordinary shares representing in excess of 14% of the outstanding shares of Kerzner International were represented on the special committee, were actively involved in the negotiations of the terms of the transaction agreements, concluded that the merger consideration was fair and indicated that their respective organizations intended to vote to approve the merger agreement;

•	the consideration to be paid to Kerzner International’s shareholders (other than shares to be contributed to Buyer by the Affiliated Continuing Investors) in the proposed merger is all cash, thus eliminating any uncertainty in valuing the consideration to be received by such shareholders;

•	the proposed merger will provide liquidity for Kerzner International’s shareholders (other than with respect to the shares to be contributed to Buyer by the Affiliated Continuing Investors) without the delays that would otherwise be necessary in order to liquidate the positions of large holders, and without incurring brokerage and other costs typically associated with market sales.
      The Affiliated Persons considered the liquidation value of Kerzner International’s assets but did not consider the measure to be relevant to a determination as to the fairness of the merger because the Affiliated Persons consider Kerzner International to be a viable going concern and view the trading history of the ordinary shares of Kerzner International as an indication of Kerzner International’s going concern value. The Affiliated Persons also considered that the per share price of $81.00 was above Kerzner International’s net book value per share of $31.83 as of December 31, 2005 although, because book value is purely historical in nature, the Affiliated Persons did not consider this measure to be relevant to a determination as to the fairness of the merger.
      In considering the analyses of JPMorgan, the Affiliated Persons were aware of the fact that given the nature of the business of the members of the investor group and their affiliates, most, if not all, potential financial advisors with qualifications, expertise and reputations similar to those of JPMorgan most likely had in the past provided financial and/or advisory services to members of the investor group and/or their affiliates similar to the services provided by JPMorgan and had received similar fees for rendering such services. The Affiliated Persons do not consider JPMorgan’s prior relationships with members of the investor group and/or their affiliates to be material in the context of the proposed merger.
      The Affiliated Persons believe that the proposed merger is procedurally fair to Kerzner International’s unaffiliated shareholders based on the following factors:

•	the special committee, which consists solely of directors unaffiliated with Buyer, was established, and given authority, to, among other things, review, evaluate and negotiate the terms of the proposed merger;

•	the special committee retained and was advised by independent legal counsel and an independent financial advisor, JPMorgan;

•	the investor group did not participate in or have any influence over the deliberative process of, or the conclusions reached by, the special committee or the negotiating positions of the special committee;

•	the merger consideration and other terms and conditions of the merger agreement were the result of arm’s-length, good faith negotiations between Buyer and the special committee and their respective financial and legal advisors;

•	the merger agreement was approved unanimously by the special committee, which determined that the merger agreement and the transactions contemplated by the merger agreement were fair to and in the best interests of Kerzner International and its shareholders;

•	under the terms of the merger agreement, in certain circumstances prior to obtaining shareholder approval of the merger agreement, Kerzner International is permitted to furnish information to and participate in discussions or negotiations with persons making company acquisition proposals and the board of directors of Kerzner International is permitted to withdraw or modify its recommendation of the merger agreement; see “The Merger Agreement — No Solicitation of Company Acquisition Proposals; No Adverse Changes”;

•	the fact that the terms and conditions of the March 20 merger agreement were designed to encourage a superior proposal, including:

—	a 45-day post-signing auction;

—	agreements from Messrs. Kerzner and Istithmar to cooperate in the post-signing auction;

—	agreements from Messrs. Kerzner to work with third-party acquirors during a transitional period and not to compete with them in the event an alternative transaction was completed;

—	agreements from Messrs. Kerzner to vote in favor of certain superior proposals;

—	restrictions, during the 45-day post-signing auction, on the ability of the investor group to award and retain additional financial advisors and exclusive debt financing sources;

—	restrictions, during the auction, on the ability of the investor group to seek or obtain any additional equity commitments or financing in respect to the proposed merger and the related transactions;

—	the company would be obligated to pay a termination fee of only $29,640,000 in the event that the company terminated the March 20 merger agreement to enter into a definitive agreement with a third party that made a superior proposal, or a company acquisition proposal that could have reasonably been expected to result in a superior proposal, during the 45-day post-signing auction, rather than a termination fee of $88,920,000 that would have been payable if the March 20 merger agreement were terminated in certain other circumstances;

—	restrictions on the investor group’s ability to enter into any arrangements with any member of the company’s management or any other company employee (other than Messrs. Kerzner) on terms that prohibited or restricted such person from discussing or entering into any arrangements with any third-party in connection with a transaction relating to the company; and

•	shareholders will have the right to dissent from the merger and to demand appraisal of the fair value of their shares under Bahamian law.
      Despite the fact that the merger agreement is not subject to approval by a majority of unaffiliated shareholders, in light of the procedural safeguards above, the Affiliated Persons concluded that the merger was procedurally fair to the unaffiliated shareholders of Kerzner International.
      The foregoing discussion of the information and factors considered and given weight by the investor group in connection with the fairness of the proposed merger is not intended to be exhaustive but is believed to include all material factors considered by the Affiliated Persons. The Affiliated Persons did not find it practicable to assign, and did not assign, relative weights to the individual factors considered in reaching its conclusion as to the fairness of the proposed merger. Rather, their fairness determination was made after consideration of all of the foregoing factors as a whole.
Position of Buyer and Merger Sub as to Fairness of the Proposed Merger
      Under a possible interpretation of the rules governing “going private” transactions, Buyer and Merger Sub may be deemed to be affiliates of Kerzner International and therefore may be required to provide certain information regarding their position as to the substantive and procedural fairness of the merger to the unaffiliated shareholders of Kerzner International. Buyer and Merger Sub are making the statements included in this section solely for purposes of complying with such requirements. Buyer’s and Merger Sub’s views as to the fairness of the proposed merger should not be construed as a recommendation to any shareholder as to how that shareholder should vote on the proposal to approve the merger agreement.
      Buyer and Merger Sub attempted to negotiate the terms of a transaction that would be most favorable to them, and not to shareholders of Kerzner International and, accordingly, did not negotiate the merger agreement with the goal of obtaining terms that were fair to such shareholders. Neither Buyer nor Merger Sub participated in the deliberations of the company’s board of directors regarding, or received advice from the company’s legal or financial advisors as to, the substantive and procedural fairness of the proposed merger, nor did Buyer or Merger Sub undertake any independent evaluation of the fairness of the proposed merger or engage a financial advisor for such purposes. However, Buyer and Merger Sub believe that the proposed merger is substantively and procedurally fair to unaffiliated shareholders of Kerzner International based upon the same factors considered by the Affiliated Persons with respect to the fairness of the proposed merger to such shareholders. See “Special Factors — Position of Messrs. Kerzner and Ross, WLG and Istithmar as to Fairness of the Proposed Merger”.
      The foregoing discussion of the information and factors considered and given weight by Buyer and Merger Sub in connection with the fairness of the merger is not intended to be exhaustive but is believed to include all material factors considered by Buyer and Merger Sub. Buyer and Merger Sub did not find it practicable to assign, and did not assign, relative weights to the individual factors considered in reaching its conclusion as to the fairness of the proposed merger. Rather, their fairness determination was made after consideration of all of the foregoing factors as a whole.
Opinion of the Special Committee’s Financial Advisor

Opinion of JPMorgan
      Pursuant to an engagement letter dated March 13, 2006, the special committee retained JPMorgan as its financial advisor in connection with its evaluation of the proposed merger and available alternatives.
      At the meeting of the special committee on April 29, 2006 described above, JPMorgan rendered its oral opinion, subsequently confirmed in writing on April 30, 2006, to the special committee that, as of such date and based upon and subject to the factors, limitations and assumptions set forth in its opinion, the consideration to be received by the holders of Kerzner International’s ordinary shares (other than Solomon Kerzner, Butch Kerzner, Istithmar and their affiliates) in the proposed merger was fair, from a financial point of view, to such holders. At the meeting of the special committee on March 20, 2006, JPMorgan had previously rendered its oral opinion, subsequently confirmed in writing, to the special committee that as of such date and based upon and subject to the factors, limitation and assumption set forth in its opinion, the consideration to be received by the holders of Kerzner International’s ordinary shares (other than Solomon Kerzner, Butch Kerzner, Istithmar and their respective affiliates) in the proposed merger under the terms of the March 20 merger agreement was fair, from a financial point of view, to such holders. No limitations were imposed by the special committee upon JPMorgan with respect to the investigations made or procedures followed by it in rendering its opinions.
      The full text of the written opinion of JPMorgan, dated April 30, 2006, which sets forth the assumptions made, procedures followed, matters considered and limits on the opinion and review undertaken in connection with rendering such opinion, is included as Annex C to this proxy statement and is incorporated herein by reference. Holders of ordinary shares of Kerzner International are urged to read the opinion in its entirety. A copy of JPMorgan’s written opinions will also be made available for inspection and copying at the principal office of Kerzner International during its regular business hours upon request from any interested security holder of Kerzner International or a representative of such person who has been designated as such in writing. Requests to have the opinions made available should be directed to Kerzner International at the address set forth under “Where You Can Find More Information” on page 79.
      JPMorgan’s opinions are addressed to the special committee, are directed only to the consideration to be paid in the proposed merger and do not constitute a recommendation to any shareholder of Kerzner International as to how such shareholder should vote with respect to the proposed merger or any other matter. JPMorgan’s opinions did not address the underlying decision by Kerzner International, its board of directors or the special committee to engage in the proposed merger. The summary of the opinions of JPMorgan set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinions.
      In arriving at its opinion, JPMorgan:

•	reviewed the merger agreement;

•	reviewed Buyer’s debt and equity commitments and the voting agreement among Kerzner International, Messrs. Kerzner and WLG, and Istithmar;

•	reviewed certain publicly available business and financial information concerning Kerzner International and the industries in which it operates;

•	compared the proposed financial terms of the proposed merger with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of Kerzner International with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of Kerzner International’s ordinary shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of Kerzner International relating to its business; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of its opinion.
      In addition, JPMorgan held discussions with certain members of the management of Kerzner International with respect to certain aspects of the proposed merger, and the past and current business operations of Kerzner International, the financial condition and future prospects and operations of Kerzner International, and certain other matters JPMorgan believed necessary or appropriate to its inquiry.
      In giving its opinions, JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPMorgan by Kerzner International or otherwise reviewed by or for JPMorgan. JPMorgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did it evaluate the solvency of Kerzner International or Buyer under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. JPMorgan’s financial analyses which form the basis for its opinions were performed in reliance upon the base case and upside case financial analyses and forecasts provided to JPMorgan by Kerzner International’s management. In relying on such analyses and forecasts, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best then currently available estimates and judgments by Kerzner International’s management as to the expected future results of operations and financial condition of Kerzner International to which such analyses or forecasts relate. JPMorgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. JPMorgan also assumed that the proposed merger and the other transactions contemplated by the merger agreement will be consummated as described in the merger agreement. JPMorgan relied as to all legal matters relevant to rendering its opinions upon the advice of counsel. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the proposed merger will be obtained without any adverse effect on Kerzner International.
      JPMorgan’s opinions are necessarily based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of the applicable opinion. It should be understood that subsequent developments may affect JPMorgan’s opinions and that JPMorgan does not have any obligation to update, revise or reaffirm its opinions. JPMorgan’s opinions are limited to the fairness, from a financial point of view, of the consideration to be received by the holders of Kerzner International’s ordinary shares (other than Solomon Kerzner, Butch Kerzner, Istithmar and their affiliates) in the proposed merger, and JPMorgan has expressed no opinion as to the fairness of the proposed merger to, or any consideration of, the holders of any other class of securities, creditors or constituencies by Kerzner International or as to the underlying decision of Kerzner International to engage in the proposed merger.

Summary of Certain Financial Analyses Conducted by JPMorgan
      In connection with rendering its opinions to the special committee, JPMorgan performed a variety of financial and comparative analyses, including those described below. The summary set forth below does not purport to be a complete description of the analyses or data presented by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the summary set forth below and its analyses must be considered as a whole and that selecting portions thereof, or focusing on information in tabular format, without considering all of its analyses and the narrative description of the analyses, could create an incomplete view of the processes underlying its analyses and opinion. In arriving at its fairness determination, JPMorgan considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it; rather, JPMorgan arrived at its opinion based on the results of all the analyses undertaken by it and assessed as a whole. JPMorgan’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.
      JPMorgan’s opinions and financial analyses were only one of the many factors considered by the special committee in its evaluation of the proposed merger and should not be viewed as determinative of the views of the special committee or management with respect to the proposed merger or the merger consideration.

Publicly Traded Comparables
      JPMorgan performed a publicly traded company analysis, which attempts to provide a range of implied per share values for a company’s shares by comparing that company to other publicly traded companies and then compares this implied range of values to the consideration to be received by holders of the subject company’s shares in a proposed transaction.
      Using publicly available information, JPMorgan compared selected financial data of Kerzner International with similar data for a number of publicly traded gaming and lodging companies. The companies selected by JPMorgan were:

•	Las Vegas Sands Corp.

•	Starwood Hotels & Resorts Worldwide, Inc.

•	Harrah’s Entertainment, Inc.

•	MGM Mirage

•	Hilton Hotels Corporation

•	Wynn Resorts, Limited

•	Gaylord Entertainment Company

•	Orient-Express Hotels Ltd.
      These companies were selected, among other reasons, because they share similar business characteristics to Kerzner International. However, none of the companies selected is identical or directly comparable to Kerzner International. Accordingly, JPMorgan made judgments and assumptions concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.
      For each selected company, JPMorgan reviewed the selected companies’ multiples of price to estimated 2006 earnings per share (which we refer to as EPS). To calculate the trading multiples, JPMorgan used the closing share price of the selected companies on March 17, 2006 (in the case of its March 20, 2006 opinion) and April 27, 2006 (in the case of its April 29, 2006 oral opinion and April 30, 2006 written opinion) and the estimated 2006 EPS of the selected companies from selected Wall Street equity research reports. This analysis yielded a range of multiples, which were then applied to Kerzner International’s 2008 estimated EPS as provided by management in its upside case. JPMorgan discounted the implied equity value resulting from this analysis by two years using an estimated equity cost of capital of 12.5%. JPMorgan used the 2008 estimated EPS, rather than that of an earlier year, to capture the impact of various projects currently under development by Kerzner International.
      This publicly traded comparables analysis indicated a range of equity values of Kerzner International of between $65.00 and $75.00 per ordinary share, as compared to the per share consideration of $81.00 to be received by holders of Kerzner International ordinary shares in the proposed merger.

Precedent Transactions Analysis
      JPMorgan performed a selected precedent transaction analysis, which compares the per share consideration to be received by holders of a company’s shares in a proposed transaction to an implied range of per share values for such shares derived from an analysis of selected transactions deemed to be reasonably similar to the proposed transaction.
      Using publicly available information, JPMorgan reviewed the following six mergers and acquisitions transactions announced since 2004 in the gaming and lodging industries:

Date Announced	Acquirer	Target

04/25/06	Ameristar Casinos, Inc.	Aztar Corporation(1)
01/30/06	Colony Capital & Kingdom Hotels	Fairmont Hotels & Resorts, Inc.
06/14/05	The Blackstone Group	Wyndham International, Inc.
10/24/04	The Blackstone Group	Boca Resorts, Inc.
07/15/04	Harrah’s Entertainment	Caesars Entertainment, Inc.
06/04/04	MGM Mirage	Mandalay Resort Group
02/12/04	CNL Hospitality	KSL Recreation Corporation

(1)	Not applicable to March 20, 2006 opinion.
      JPMorgan selected these transactions, among other reasons, because of their similarity to the proposed merger. However, none of the above companies or transactions is identical or directly comparable to Kerzner International or the proposed merger, respectively. Accordingly, JPMorgan made judgments and assumptions concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the pricing of the selected transactions.
      For each selected transaction, JPMorgan reviewed the multiple of offer price to estimated earnings before interest, taxes, depreciation and amortization (which we refer to as EBITDA). To calculate these multiples, JPMorgan used the estimated EBITDA of the target companies from selected Wall Street equity research reports. This analysis yielded a range of multiples, where were then applied to Kerzner International’s 2008 estimated EBITDA as provided by management in its upside case, assuming the full consolidation of EBITDA and debt associated with Kerzner International’s Palmilla and Reethi Rah operations. JPMorgan subtracted 2008 debt and discounted the implied equity values resulting from this analysis by two years using an estimated equity cost of capital of 12.5%. JPMorgan used the 2008 estimated EBITDA, rather than an earlier year, to capture the impact of various projects currently under development by Kerzner International.
      This precedent transactions analysis indicated a range of equity values for Kerzner International of between $66.50 and $79.50 per ordinary share, as compared to the per share consideration of $81.00 to be received by holders of Kerzner International ordinary shares in the proposed merger.

Discounted Cash Flow Analysis
      JPMorgan conducted a discounted cash flow analysis for the purpose of determining the equity value per ordinary share of Kerzner International. JPMorgan calculated the unlevered free cash flows that Kerzner International is expected to generate through fiscal year 2015 based upon the upside case financial projections prepared by Kerzner International’s management. JPMorgan assumed 3% revenue growth and EBITDA margin improvements of 0.25% for each year from 2010 through 2015. JPMorgan also assumed that the $76 million Reethi Rah note receivable which provided subordinated financing for the construction and development of One&Only Maldives at Reethi Rah, is monetized in 2008 and valued the 64.1 acres of undeveloped land at Paradise Island at between $2 million and $6 million per acre. JPMorgan calculated a range of terminal asset values of Kerzner International at the end of the ten-year period ending 2015 by applying a perpetual growth rate to the unlevered free cash flow of Kerzner International during the final year of the ten-year period and dividing by the discount rate less the perpetual growth rate. The perpetual growth rate used ranged from 3.0% to 3.5%. Cash flows attributable to the Mohegan Sun were not valued in perpetuity. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 9.5% to 10.5%, which were chosen by JPMorgan based upon an analysis of the weighted average cost of capital of Kerzner International. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for Kerzner International’s debt balance, net of cash and minority interest.
      The discounted cash flow analysis indicated a range of equity values of between $71.00 and $92.50 per ordinary share of Kerzner International, as compared to the per share consideration of $81.00 to be received by holders of Kerzner International’s ordinary shares in the proposed merger.

Sum of the Parts Valuation Analysis
      JPMorgan conducted a sum of the parts valuation analysis taking into account the value of Kerzner International’s various existing operations, the anticipated cash flow from various projects in development and the value of its undeveloped land, assuming separate valuations for each of the foregoing using a discounted cash flow methodology or a multiples methodology, as applicable. JPMorgan based its valuation on management’s estimated EBITDA, completion dates and other projections for these operations and projects, assuming that each was valued independently using valuation multiples reflective of comparable companies and transactions in the sector, and discount rates JPMorgan deemed appropriate based on the nature of the applicable operation, project or land. JPMorgan took the aggregate value of the combined operations, projects and land and netted their value against Kerzner International’s estimated debt balance as of June 30, 2006 to imply a per share value for Kerzner International’s ordinary shares.
      The sum of the parts valuation analysis indicated a range of equity values of Kerzner International of between $73.00 and $92.50 per ordinary share, as compared to the per share consideration of $81.00 to be received by holders of Kerzner International’s ordinary shares in the proposed merger.

Miscellaneous
      As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPMorgan was selected by the special committee based on JPMorgan’s qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions and its familiarity with Kerzner International.
      According to the terms of its engagement, JPMorgan will receive aggregate fees of $10.9 million for its services as financial advisor, including the delivery of its fairness opinion to the special committee, a substantial portion of which will be payable only upon consummation of the proposed merger. The fee amounts were agreed upon following negotiation with the special committee and its advisors. In addition, Kerzner International has agreed to reimburse JPMorgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify JPMorgan against certain liabilities, including liabilities arising under the Federal securities laws. Kerzner International has been a client of JPMorgan and its affiliates since 2002, and since that time JPMorgan and its affiliates have, for customary compensation, acted as a joint bookrunner on a $400 million issuance of Senior Subordinated Notes of Kerzner International in September 2005; structured, arranged and acted as Administrative Agent for Kerzner International’s $500 million revolving credit facility in July 2004, which facility was replaced in September 2005 with a $650 million revolving credit facility for which JPMorgan and its commercial bank affiliate also arranged and acted as Administrative Agent; and acted as a co-manager on a $230 million Convertible Senior Subordinated Notes offering of Kerzner International in 2004. In addition, in July 2005, JPMorgan acted as exclusive financial advisor to BLB Investors, a consortium including Kerzner International, on its acquisition of the US gaming assets of Wembley, Inc. JPMorgan and its affiliates have no other financial advisory or other material relationships with Kerzner International or Buyer. Since 2004, JPMorgan and its affiliates have received approximately $9.6 million in compensation in connection with such investment banking activities, exclusive of any fees related to the proposed merger. In the ordinary course of its businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of Kerzner International for its own account or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.
Purpose of the Proposed Merger
      The proposed merger is a “going private” transaction. If the proposed merger is completed, Kerzner International will become a wholly-owned subsidiary of Buyer.
Effects of the Proposed Merger on Kerzner International
      The ordinary shares of Kerzner International are currently listed on the New York Stock Exchange under the symbol “KZL.” Following completion of the proposed merger, it is expected that Kerzner International will cease to be a publicly traded corporation and will instead become a wholly-owned subsidiary of Buyer, which is owned by the investor group. Following completion of the proposed merger, the registration of our ordinary shares and our reporting obligations under the Exchange Act will be terminated upon application to the SEC. In addition, upon completion of the proposed merger, our ordinary shares will no longer be listed on any exchange or quotation system, including the New York Stock Exchange, and price quotations will no longer be available.
      Upon completion of the proposed merger, the memorandum of association of Kerzner International, as amended to read in its entirety as the memorandum of association of Merger Sub as in effect immediately prior to the completion of the proposed merger, will be the memorandum of association of the surviving corporation. The articles of association of Kerzner International, as amended to read in its entirety as the articles of association of Merger Sub as in effect immediately prior to the completion of the proposed merger, will be the articles of association of the surviving corporation. In addition, the directors of Merger Sub immediately prior to the completion of the proposed merger will become the directors of the surviving corporation and the executive officers of Kerzner International will remain the executive officers of the surviving corporation.
      Immediately before the completion of the proposed merger, Messrs. Kerzner and Istithmar and their affiliates have agreed to contribute ordinary shares of Kerzner International to Buyer in exchange for ownership interests in Buyer. Except for Messrs. Kerzner, Istithmar and Mr. Ross through their interest in Buyer and any members of our management who make an equity investment in Buyer (see “— Interests of Our Directors And Executive Officers In the Proposed Merger — Investment by Certain Members of Our Board of Directors and Management in Buyer”), current shareholders of Kerzner International will no longer have any equity interest in, or be shareholders of, Kerzner International upon completion of the proposed merger. As a result, our shareholders (other than Messrs. Kerzner, Mr. Ross and Istithmar and their affiliates and any members of our management who make an equity investment in Buyer) will not have the opportunity to participate in the earnings and growth of Kerzner International’s and will not have any right to vote on corporate matters. Similarly, our shareholders (other than Messrs. Kerzner, Mr. Ross and Istithmar and their affiliates and any members of our management who make an equity investment in Buyer), will not face the risk of losses generated by Kerzner International’s operations or decline in value. Upon completion of the proposed merger, each share of our ordinary shares that you own immediately prior to the completion of the proposed merger (other than restricted shares held by employees who were not directors at the time of grant) will be converted into the right to receive $81.00 per share, without interest.

      The table below sets forth the direct or indirect interest in Kerzner International’s net book value and net earnings for the investor group before and after the proposed merger, based on the historical net book value of Kerzner International as of December 31, 2005 and the historical net earnings of Kerzner International for the year ended December 31, 2005.

	Ownership Prior to the Merger				Ownership After the Merger

	Net Book Value		Earnings		Net Book Value		Earnings

Name	$ in thousands	%	$ in thousands	%	$ in thousands	%	$ in thousands	%

Solomon Kerzner(1)	120,812	10.34	5,430	10.34	164,959	14.20	7,414	14.20
WLG	120,812	10.34	5,430	10.34	164,959	14.20	7,414	14.20
Butch Kerzner(2)	15,914	1.37	715	1.37	122,662	10.56	5,513	10.56
Istithmar PJSC	143,225	12.33	6,437	12.33	317,228	27.31	14,258	27.31
Investment funds affiliated with
Stephen M. Ross	0	0	0	0	42,297	3.64	1,901	3.64

(1)	Includes indirect interest in Kerzner’s International’s net book value and net earnings through WLG.

(2)	The “Ownership Prior to the Merger” column consists of 500,000 restricted shares granted pursuant to the Restricted Stock Agreement, dated as of August 4, 2005 between Kerzner International and Butch Kerzner.
Plans for Kerzner International After the Merger
      Upon completion of the proposed merger, Buyer anticipates that Kerzner International will continue to conduct operations substantially as they are currently being conducted, except that it will cease to have publicly traded equity securities and will instead be a wholly-owned subsidiary of Buyer. Buyer and Merger Sub and the investor group have informed us that they have no current plans or proposals or negotiations which relate to or would result in an extraordinary corporate transaction involving our corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any operations, or sale or transfer of a material amount of assets, or the incurrence of any indebtedness except as described in this proxy statement. We expect, however, that following the proposed merger, Kerzner International’s management and the investor group will continuously evaluate and review Kerzner International’s business and operations and may propose or develop new plans and proposals which they consider to be in the best interest of Kerzner International and its shareholders. The investor group has reserved the right to make any changes it deems appropriate in light of such evaluation and review or in light of future developments.
Effects on Kerzner International if the Proposed Merger Is Not Completed
      If the requisite shareholder approval in connection with the proposed merger is not obtained, or if any other condition to the proposed merger is not satisfied or the merger agreement is otherwise terminated, the proposed merger will not be completed and our shareholders will not receive any payment for their shares in connection with the proposed merger. Instead, Kerzner International will remain a publicly traded company, its ordinary shares will continue to be listed and traded on the New York Stock Exchange and Kerzner International shareholders will continue to be subject to the same risks and opportunities as they currently are with respect to their ownership of Kerzner International ordinary shares. If the proposed merger is not completed, there can be no assurance as to the effect of these risks and opportunities on the future value of your Kerzner International ordinary shares, including the risk that the market price of our ordinary shares may decline to the extent that the current market price of our shares reflects a market assumption that the proposed merger will be completed. If the merger agreement is not approved by our shareholders or if the proposed merger is not consummated for any other reason, there can be no assurance that any other transaction acceptable to Kerzner International will be offered or that the business, prospects or results of operations of Kerzner International will not be adversely impacted.
      In addition, in the circumstances described below under “The Merger Agreement — Termination Fees; Expense Reimbursement,” Kerzner International will be required to pay Buyer a termination fee of $95,404,000, or in certain circumstances, to reimburse Buyer’s out-of-pocket expenses for the transaction of up to $12 million.

Interests Of Our Directors And Executive Officers In The Proposed Merger
      In considering the recommendation of our board of directors with respect to the merger agreement, holders of our ordinary shares should be aware that certain Kerzner International executive officers and directors have interests in the proposed merger that may be different from, or in addition to, those of our shareholders generally. These interests may create potential conflicts of interest. Our board of directors was aware of these potential conflicts of interest, as was the special committee, which consisted wholly of directors who are not affiliated with management or the investor group, created to negotiate and evaluate any acquisition proposals, and considered them, among other matters, in reaching its decision to approve the merger agreement and to recommend that our shareholders vote in favor of approving the merger agreement. See “Special Factors — Background of the Proposed Merger” beginning on page 11.

Investment by Certain Members of Our Board of Directors and Management in Buyer
      Messrs. Solomon Kerzner and Butch Kerzner, WLG, Istithmar and Mr. Ross have agreed to make equity contributions to Buyer at the closing of the proposed merger in exchange for shares of Buyer’s capital stock. Messrs. Solomon Kerzner and Butch Kerzner and WLG have committed to contribute 3,395,062 ordinary shares of Kerzner International, Istithmar has committed to contribute 4,500,000 ordinary shares of Kerzner International and $85.5 million to Buyer and Mr. Ross, through his affiliate The Related Companies, L.P., has committed to contribute $60 million to Buyer.
      Buyer currently contemplates that certain members of management of Kerzner International will be permitted to participate in the proposed merger by making an equity investment in Buyer. By virtue of these investments, unlike our other shareholders, these members of management will have an opportunity to share in the growth of Buyer after the proposed merger. It is anticipated that any such equity investment may be made by paying cash for shares of Buyer, by contributing ordinary shares of Kerzner International to Buyer in exchange for shares of Buyer, or by not exercising outstanding options or stock appreciation rights with respect to ordinary shares of Kerzner International and having them converted into options or stock appreciation rights with respect to shares of Buyer. Buyer has not yet determined the aggregate amount of the equity investment that management participants will be permitted to make nor the specific investment opportunities that will be made available to any particular management participant.

Stock Options and Other Equity Awards
      The proposed merger will, in accordance with the terms of the merger agreement, result in the accelerated vesting and cash-out of all of Kerzner International’s outstanding stock options, stock appreciation rights, restricted shares and restricted stock units (other than those restricted shares held by Butch Kerzner that will vest as a result of the proposed merger but will be contributed to Buyer immediately prior to the completion of the proposed merger in exchange for shares of Buyer’s capital stock).
      In the case of stock options and stock appreciation rights granted to employees who were not directors at the time of grant, upon completion of the proposed merger, such awards will be converted into the right to receive a cash payment, subject to satisfaction of forfeiture conditions and Buyer’s right to accelerate payment, on the later of the six-month anniversary of the proposed merger and January 1, 2007, unless, in each case, such stock options or stock appreciation rights would have vested earlier (including as a result of the holder’s death, disability or a “qualifying termination” (as defined in the applicable stock plan)). Unless Buyer elects to accelerate a payment, in order for an employee who is not a director to become entitled to receive the cash payment with respect to such employee’s stock options and stock appreciation rights that are unvested as of the completion of the proposed merger, such employee must remain employed by the Company or Buyer until the time that payment is made, unless employment is terminated prior to payment as a result of death, disability or a “qualifying termination” (as defined in the applicable stock plan). The preceding description is subject to certain exceptions, as described above under the caption “— Investment by Certain Members of Our Board of Directors and Management in Buyer” on page 35. In the case of stock options and stock appreciation rights granted to members of our board of directors, accelerated vesting and cash-out will occur immediately upon completion of the proposed merger. The cash payment in respect of each option to purchase ordinary shares of the company and each stock appreciation right that is outstanding at completion of the proposed merger will equal the excess, if any, of $81.00 over the per share exercise price for such option or stock appreciation right, as applicable, multiplied by the number of ordinary shares of the company subject to such option or stock appreciation right, without interest.
      In the case of restricted shares granted to employees who were not directors at the time of grant, upon completion of the proposed merger, such awards will be converted into the right to receive a cash payment, subject to satisfaction of forfeiture conditions and Buyer’s right to accelerate payment, on the later of the six-month anniversary of the proposed merger and January 1, 2007, unless such restricted shares would have vested earlier (including as a result of the holder’s death, disability or a “qualifying termination” (as defined in the applicable stock plan)). Unless Buyer elects to accelerate a payment, in order for an employee who is not a director to become entitled to receive the cash payment with respect to such employee’s restricted shares that are unvested as of the completion of the proposed merger, such employee must remain employed by the Company or Buyer until the time that payment is made, unless employment is terminated prior to payment as a result of death, disability or a “qualifying termination” (as defined in the applicable stock plan). The preceding description is subject to certain exceptions, as described above under the caption “— Investment by Certain Members of Our Board of Directors and Management in Buyer” on page 35. In the case of restricted shares and restricted stock units granted to members of our board of directors (other than those restricted shares held by Butch Kerzner that will vest as a result of the proposed merger but will be contributed to Buyer immediately prior to the completion of the proposed merger in exchange for shares of Buyer’s capital stock), accelerated vesting and cash-out will occur immediately upon completion of the proposed merger. The cash payment in respect of each restricted share and restricted stock unit that is outstanding immediately prior to completion of the proposed merger will equal $81.00, without interest. See “The Merger Agreement — Treatment of Stock Options and Other Equity Awards” on page 54.
      Butch Kerzner currently holds 500,000 restricted shares of Kerzner International, the vesting of which is governed by a restricted stock agreement entered into with the Company as of August 4, 2005. Pursuant to the terms of the restricted stock agreement, in the event of a “change in control” of Kerzner International (as defined in the agreement) with respect to which the merger consideration is equal to $81.00 per share, Mr. Kerzner would be entitled to accelerated vesting of 442,000 of his restricted shares, and he would forfeit the remaining 58,000 restricted shares. Notwithstanding the foregoing, in connection with the proposed merger, all of Mr. Kerzner’s restricted shares will vest immediately prior to the completion of the proposed merger and will be contributed to Buyer in exchange for shares of Buyer’s capital stock, as described above under the caption “— Investment by Certain Members of Our Board of Directors and Management in Buyer” on page 35.

      The tables below set forth the amount in cash that each executive officer and director is expected to receive, in the case of awards granted to executive officers who were not directors at the time of grant, on the later of the six-month anniversary of the proposed merger or January 1, 2007 (unless paid earlier in connection with termination of the holder’s employment as a result of death, disability or a “qualifying termination”), and in the case of awards granted to members of our board of directors, at the time the proposed merger is completed, based on the merger consideration of $81.00 per share and assuming that the proposed merger is completed on June 30, 2006, in respect of (i) each stock option such individual holds that would be unvested as of the date of payment, (ii) each stock appreciation right that such individual holds that would be unvested as of the date of payment, (iii) each ordinary share of Kerzner International such individual holds that would be subject to vesting or other lapse restrictions as of the date of payment and (iv) each restricted stock unit that such individual holds that would be unvested as of the date of payment. Actual amounts may be higher or lower depending on whether the proposed merger is completed before or after June 30, 2006. The values below are based on the assumption that all outstanding equity awards will be cashed out in connection with the proposed merger. However, in certain cases, equity awards will actually be exchanged for equity interests in Buyer, as described under the captions “— Investment by Certain Members of Our Board of Directors and Management in Buyer” and “— Stock Options and Other Equity Awards,” each on page 35.

	Value of Unvested
	Options/Stock	Value of
	Appreciation Rights	Restricted	Aggregate
	(Net of per Share	Shares/Restricted	Payment
Executive Officer’s Name	Exercise Price)	Stock Unit	Amount

Solomon Kerzner	$33,105,000	$—	$33,105,000
Butch Kerzner	$33,105,000	$40,500,000	$73,605,000
John R. Allison	$292,470	$297,108	$589,578
Richard M. Levine	$978,450	$891,081	$1,869,531

	Value of Unvested
	Options/Stock	Value of
	Appreciation Rights	Restricted	Aggregate
	(Net of per Share	Shares/Restricted	Payment
Non-Employee Director’s Name	Exercise Price)	Stock Units	Amount

Peter Buckley	$—	$216,027	$216,027
Howard Marks	$—	$216,027	$216,027
Eric Siegel	$—	$216,027	$216,027
Heinrich Von Rantzau	$—	$216,027	$216,027
Hamed Kazim	$—	$162,000	$162,000
Stephen M. Ross	$—	$81,000	$81,000
      For information regarding beneficial ownership of Kerzner International’s ordinary shares by each of our current directors and executive officers and all directors and executive officers as a group, including shares subject to stock options, stock appreciation rights and restricted stock awards the vesting of which is expected to accelerate as a result of the proposed merger, the value of which is set forth in the tables above, and all vested shares and shares subject to stock options and stock appreciation rights that are expected to have already vested before the date the proposed merger is completed, see the section captioned “Security Ownership of Certain Beneficial Owners And Management” on page 66. Kerzner International’s directors and executive officers will receive $81.00 per share for each vested share they own immediately prior to the completion of the proposed merger subject to certain exceptions, as described above under the caption “— Investment by Certain Members of Our Board of Directors and Management in Buyer”), in the same manner as other shareholders. Kerzner International’s directors and executive officers will receive a cash payment for each stock option and stock appreciation right that they hold immediately prior to the completion of the proposed merger that has vested before the date the proposed merger is completed in an amount equal to the excess, if any, of $81.00 over the per share exercise price of such option or stock appreciation right, multiplied by the number of ordinary shares of Kerzner International subject to such option or stock appreciation right, in the same manner as all other holders of vested options and stock appreciation rights (subject to certain exceptions, as described above under the caption “— Investment by Certain Members of Our Board of Directors and Management in Buyer”).

Treatment of Stock Options and Other Equity Awards in connection with a Superior Transaction
      Kerzner International has also agreed to amend the terms of its equity awards, including those held by its directors and executive officers, to provide that any “change in control” (as defined in the applicable stock plan or agreement) that occurs as a consequence of the consummation of a superior proposal that results in the termination of the merger agreement will result in the accelerated vesting of all of Kerzner International’s stock options, stock appreciation rights and other equity awards upon the earlier of (i) the later of six months from the completion of the transaction relating to such superior proposal and January 1, 2007, or (ii) a “qualifying termination” (as defined in the applicable stock plan or agreement) of the holder’s employment.

Distribution of Individual Account Balances under Kerzner International’s Deferred Compensation Plan
      Kerzner International’s Deferred Compensation Plan provides participants the opportunity to defer the receipt of income that would otherwise be payable to them. Under the plan, in the event of a change in control, which includes completion of the proposed merger, each participant will have the right to elect an early lump-sum distribution, without penalty, of the portion of the participant’s accounts under the plan that is attributable to income that was earned and vested as of January 1, 2005. Such amounts will be distributed on the first day of the next calendar quarter following the completion of the proposed merger. In addition, under the plan, each participant will be permitted to make a special one-time election, on or before December 31, 2006, to change the date of the distribution of the portion of the participant’s account that is attributable to income earned and vested after January 1, 2005, provided that the special one-time election may not postpone a distribution that otherwise would be made in 2006 and may not accelerate a distribution otherwise scheduled for a later year into 2006.
      The company holds funds in a rabbi trust to secure the payment of its obligation under the Deferred Compensation Plan. Prior to entry into the merger agreement, the trust was funded at a level equal to 100% of the plan’s liabilities. Pursuant to the trust agreement governing the rabbi trust, upon the occurrence of a “potential change in control”, the company is required to contribute an amount to the trust that is sufficient to fund 125% of the plan’s liabilities. Entry into the merger agreement resulted in a potential change in control under the trust agreement, and therefore, on April 19, 2006, we contributed an additional amount equal to $1,776,078 to the trust in order to comply with the trust agreement. The completion of the proposed merger will result in a “change in control” under the trust agreement. Upon a change in control, the company is required to make an additional contribution to the trust to ensure that it is funded at 125% of the plan’s liabilities as of the date of the change in control. At that time, contributions to the trust become irrevocable. At least annually following a change in control, the company will be required to make an irrevocable contribution to ensure that the trust is funded at 125% of the plan’s liabilities. In addition, the trust agreement may not be amended for two years following a change in control without the consent of a majority of the participants in the Deferred Compensation Plan, and a reversion of excess trust assets may not be taken for three years following a change in control.

Special Committee Fees; Indemnification
      We have agreed to pay Mr. Siegel a one-time fee of $170,000 and Messrs. Buckley, Marks and Rantzau a one-time fee of $85,000 for serving on the special committee. The special committee members are entitled to such fees regardless of whether any acquisition proposal was made or thereafter approved. In addition, we have agreed to indemnify each member of the special committee in respect of liabilities for acts or omissions arising out of such member’s acts as a special committee member.

Positions with the Surviving Corporation
      After completion of the proposed merger, Solomon Kerzner expects to continue to serve as Chairman of Kerzner International and Butch Kerzner expects to continue to serve as chief executive officer of Kerzner

International. In addition, it is anticipated that the other executive officers of Kerzner International will hold positions with the surviving corporation that are substantially similar to their current positions.

Indemnification of Officers and Directors; Insurance
      Following completion of the proposed merger:

•	the surviving corporation has agreed to comply with all of Kerzner International’s and its subsidiaries’ obligations to indemnify and hold harmless their present and former officers and directors against any and all costs, expenses and liabilities relating to any acts or omissions occurring or alleged to occur on or prior to the completion of the proposed merger to the extent provided under their respective organizational documents or agreements in effect on the date of the merger agreement; and

•	for a period of six years after the completion of the proposed merger, the surviving corporation has agreed to maintain in effect the officers’ and directors’ liability insurance policies maintained by Kerzner International and its subsidiaries on the date the merger agreement was signed. If the policies are canceled or terminated, the surviving corporation will substitute policies providing at least the same coverage and amount on no less favorable terms. The surviving corporation is not required to expend annually more than 300% of the annual premium paid by Kerzner International under the policies existing on the date the merger agreement was signed. In lieu of the foregoing insurance coverage, Buyer may direct Kerzner International to purchase “tail” insurance coverage that provides coverage no less favorable than the coverage described above.

Participation in Buyer Equity Incentive Plans and Other Buyer Equity Awards
      In connection with the proposed merger, Buyer intends to adopt an option plan under which employees will be eligible to receive awards of stock options exercisable for capital stock of Buyer. Grants of options representing up to approximately 1.77% of the outstanding shares of capital stock of Buyer will be awarded to each of Solomon Kerzner and Butch Kerzner under that plan. Additionally, grants of options representing up to 3.0% of the outstanding shares of capital stock of Buyer will be awarded to senior managers of the surviving corporation under that plan. Buyer has not yet determined the specific allocation of the options that will be granted to senior management. The options will have a per share exercise price based on the equity value of Buyer at the time of completion of the proposed merger. The options will be time-based and will vest and become exercisable with respect to 25% of the award on each of the first four anniversaries of the date on which the options are granted.
      In addition, concurrently with the closing of the proposed merger, Buyer intends to issue shares of a separate class of equity securities, which are referred to as Class B shares, representing approximately 9% of the outstanding shares of capital stock of the Buyer (after giving effect to such issuance), 50% of which will be issued to Solomon Kerzner and 50% of which will be issued to Butch Kerzner. The Class B shares issued to Butch Kerzner will be fully vested upon issuance and the Class B shares issued to Solomon Kerzner will vest with respect to 1/3 of the shares on each of the first three anniversaries of the date on which those Class B shares are issued. The Class B shares will generally be identical to the class of equity securities, which is referred to as Class A shares, that will be issued to the investor group and certain members of management in exchange for their equity contributions to Buyer and that will be issued upon exercise of the stock option awards described in the preceding paragraph. However, all dividends and distributions of cash or property would be allocated first to the Class A shares up to an aggregate amount equal to $1.5 billion and all subsequent dividends and distributions of cash or property would generally be allocated first to the vested Class B shares up to an aggregate amount equal to $135 million, at which point such Class B shares would convert into Class A shares. Certain similar allocation provisions will apply in the case of certain sale transactions involving the Buyer or an initial public offering of the equity securities of Buyer.

Benefits Arrangements with the Surviving Corporation
      For the period commencing upon the completion of the proposed merger and ending on the first anniversary of the completion of the proposed merger, the surviving corporation has agreed to maintain cash compensation (excluding equity equivalents) and welfare benefits for continuing employees of Kerzner International that, in the aggregate, are no less favorable than those in effect immediately prior to the completion of the proposed merger. Notwithstanding the foregoing, the surviving corporation may, after the completion of the proposed merger, amend or terminate any employee benefit plan in accordance with its terms and make such changes as are required by applicable law.
      The surviving corporation has also, subject to specified limitations, agreed to recognize an employee’s service with Kerzner International with respect to determining eligibility to participate and vesting (but not for benefit accrual purposes, except for purposes of vacation and severance) under the surviving corporation’s employee benefit plans, to the same extent such service is recognized by Kerzner International immediately prior to the completion of the proposed merger. The surviving corporation will also waive pre-existing condition limitations with respect to the current employees of Kerzner International and its subsidiaries under its welfare benefit plans and will recognize expenses incurred by employees prior to the completion of the proposed merger for purposes of satisfying deductibles and maximum out-of-pocket limitations under the surviving corporation’s welfare benefit plans.
      In addition, the surviving corporation will, subject to specified limitations, honor all existing employment, change in control, severance, termination, equity-based, bonus and deferred compensation agreements, plans and policies in effect at the completion of the proposed merger.
      See the section captioned “The Merger Agreement — Employee Obligations” on page 64.
Financing for the Proposed Merger
      Buyer’s and Merger Sub’s obligations to complete the proposed merger are conditioned upon Buyer obtaining acquisition financing. Buyer estimates that the total amount of funds necessary to complete the proposed merger and the related transactions is approximately $4.0 billion, which includes approximately $3.2 billion to be paid to Kerzner International’s shareholders and holders of other equity-based interests in Kerzner International, with the remaining to be applied to refinance existing indebtedness and to pay fees and expenses in connection with the proposed merger, the financing arrangements and the related transactions.
      Buyer has represented that it will fund the proposed merger and related transactions through:

•	investments by the investor group of approximately $860.5 million in cash;

•	the proceeds of $2,075 million of a senior secured term loans; and

•	the proceeds of $400 million of unsecured senior bridge loans.
      In addition, as part of the proposed merger, Messrs Kerzner and Istithmar have agreed to contribute 7,895,062 ordinary shares of Kerzner International to Buyer in exchange for shares of Buyer’s capital stock.
      Pursuant to the merger agreement, Buyer and Merger Sub are obligated to use their reasonable best efforts to obtain the debt financing as promptly as practicable, on the terms and conditions described in the agreements and commitments in respect thereof, including using their reasonable best efforts to (i) negotiate definitive agreements with respect to the debt financing on terms and conditions contained therein or on other terms no less favorable to Buyer and Merger Sub and (ii) satisfy all conditions applicable to Buyer contained in such definitive agreements that are within its control. In addition, if all the conditions precedent to the equity and debt financing commitments are satisfied (other than in connection with the debt financing, the availability of the equity financing), Buyer is obligated to use its reasonable best efforts to cause the lenders and other persons providing such financing to fund their financing commitments. In the event that any portion of the debt financing becomes unavailable in the manner or from the sources contemplated in the agreements in respect thereof, Buyer is obligated to use its reasonable best efforts to arrange alternative financing on terms no less favorable, taken as a whole, to Buyer and Merger Sub (as determined by Buyer in its reasonable judgment).
      The financing is subject to several conditions precedent, as summarized below. As of the date of this proxy statement, there are no commitments for alternative financing in the event that the financing described herein is not available as anticipated. As a result, we cannot assure you that the condition to Buyer’s and Merger Sub’s obligation to complete the proposed merger regarding availability of the debt financing will be satisfied.

Equity Financing
      Istithmar, The Related Companies L.P. and private equity funds affiliated with Whitehall Street Global Real Estate Limited Partnership 2005 and certain affiliated entities, Colony Capital LLC, and Providence Equity Partners Inc. have committed to contribute $85.5 million, $60 million, $372.0 million, $218.0 million and $125.0 million, respectively, in cash to Buyer in connection with the proposed merger. These amounts must be contributed to Buyer upon satisfaction or waiver of the conditions to Buyer’s obligation to complete the proposed merger that are not dependent on such equity contributions.
      In addition, Istithmar and Messrs. Kerzner and WLG, have committed to contribute 4,500,000 and 3,395,062 ordinary shares of Kerzner International, respectively, to Buyer in exchange for shares of Buyer’s capital stock. The ordinary shares contributed will be cancelled and retired, and will not be entitled to receive any merger consideration upon completion of the proposed merger. These shares must be contributed to Buyer upon satisfaction or waiver of the conditions to Buyer’s obligation to complete the proposed merger that are not dependent on such equity contributions.

Secured Credit Facilities
      General. Buyer has represented to Kerzner International that it will fund a portion of the merger consideration with borrowings under new senior secured credit facilities for which it has obtained commitments from Deutsche Bank AG New York Branch, which we refer to as “DBNY” and Goldman Sachs Credit Partners L.P., which we refer to as GSCP. Collectively, such lenders have committed to provide Merger Sub, and following the completion of the proposed merger, the surviving corporation a $2,075 million “B” term loan facility and a $700 million revolving credit facility, the proceeds of which will be used to complete the merger and related transactions, refinance substantially all of Kerzner International’s existing debt and pay related fees and expenses. The term of the “B” term loan facility and the revolving credit facility are seven and six years, respectively. The revolving credit facility will include sublimits for the issuance of letters of credit and swingline loans.
      Deutsche Bank Securities Inc., which we refer to as DBSI, and GSCP have been appointed as joint lead arrangers and joint book running managers for the senior secured credit facilities. DBNY will be the sole administrative agent and DBSI will be the syndication agent for the senior secured credit facilities. Each of DBNY and GSCP and/or a syndicate of lenders arranged by them will be lenders for the senior secured credit facilities.
      Conditions. The commitments of the lenders is subject to specified conditions, including, among others:

•	negotiation, execution and delivery of definitive financing documentation relating to the senior secured credit facilities;

•	the effectiveness of the merger agreement;

•	the completion of the proposed merger in accordance with the merger agreement, without any waiver of any condition material to the lenders not consented to by the Agents. Such consent is not to be unreasonably withheld or delayed;

•	receipt by Buyer of equity contributions (including rollover equity) of at least 36% of the total capitalization of Buyer, including at least $250 million of rollover equity from Messrs. Kerzner;

•	receipt by Buyer of gross cash proceeds of $400 million from the contemplated unsecured senior subordinated financing described below;

•	no outstanding preferred equity or indebtedness of Buyer and its subsidiaries, except for financing the contemplated senior subordinated financing described below, the borrowings under the senior secured credit facilities and such other existing preferred equity or indebtedness, if any, as agreed by the agents and the borrower;

•	the absence of a material adverse effect on Kerzner International (as described below under “The Merger Agreement — Conditions to the Proposed Merger”) since December 31, 2004;

•	the payment of all costs, fees, expenses and other compensation of the lenders in respect of the senior secured credit facilities to the extent due;

•	perfected first priority security interests in all the amounts of Kerzner International and its subsidiaries, subject to specified exceptions;

•	receipt by the lenders of satisfactory legal opinions, a solvency certificate and customary closing certificates; and

•	the expiration of a period of not less than 30 days following receipt of specific information to market and syndicate the senior secured credit facilities, without any competing offering, placement or arrangement of any debt or bank financing by Buyer or its subsidiaries.

      Interest Rate and Fees. Loans under the senior secured credit facilities are expected to bear interest, at the borrower’s option, at (1) in the case of base rate term loans, revolving loans and swingline loans, a rate equal to the higher of the rate that the administrative agent announces as its prime lending rate and 0.50% in excess of the overnight federal funds rate plus an applicable margin of 1.50% or (2) in the case of eurodollar term loans and revolving loans, a rate equal to the eurodollar rate as determined by the administrative agent plus an applicable margin of 2.50%.
      In addition, the surviving corporation will pay customary commitment fees (subject to decreases based on leverage) and letter of credit fees under the senior secured credit facilities.
      Prepayments and Amortization. The borrower will be permitted to make voluntary prepayments at any time on three business days’ notice in the case of Eurodollar rate loans, or one business day’s notice in the case of base rate loans (or same day notice in the case of swingline loans), without premium or penalty. The borrower will be required to make mandatory repayments of term loans with (1) net cash proceeds of non-ordinary course asset sales (subject to reinvestment rights and other exceptions), (2) net proceeds from issuances of debt (subject to specified exceptions, including permitted debt and any refinancing of any bridge financing provided pursuant to senior subordinated bridge loan) and (3) 50% percent (subject to decreases based on leverage) of the surviving corporation’s excess cash flow. The term loans are expected to be repaid in quarterly installments, commencing in 2009, in an amount equal to (i) during each of 2009 and 2010, 2.50% per annum of the aggregate principal amount of the term loans incurred and (ii) thereafter, 1.0% per annum of the aggregate principal amount of the term loans incurred, with the balance payable on the final maturity date of the term loans.
      Guarantors. All obligations under the senior secured credit facilities will be guaranteed by Buyer and, subject to certain exceptions, each of the direct and indirect subsidiaries of Buyer.
      Security. The obligations of the borrower and the guarantors under the senior secured credit facilities will be secured, subject to permitted existing liens and other agreed upon exceptions, by a first priority perfected security interest in all equity interests and promissory notes owned by the borrower and the guarantors and a first priority perfected security interest in substantially all other tangible and intangible assets owned by the borrower and the guarantors.
      Other Terms. The senior secured credit facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, capital expenditures, liens and dividends and other distributions and a minimum interest coverage ratio and a maximum total leverage ratio. The senior secured credit facilities will also include customary events of defaults, including a change of control.

Subordinated Bridge Loan
      General. Buyer has represented to Kerzner International that it will fund a portion of the merger consideration with borrowings under a new senior subordinated bridge loan facility for which it has obtained commitments from Deutsche Bank AG Cayman Islands Branch and GSCP. Collectively, such lenders have committed to provide Merger Sub, and following the completion of the proposed merger, the surviving corporation $400 million in such bridge loans. In the event Merger Sub or the surviving corporation issue $400 million aggregate principal amount of unsecured senior subordinated discount notes pursuant to a private placement and on customary terms, as currently contemplated, Buyer does not intend to borrow under the bridge loan in connection with the proposed merger. If borrowed, Buyer intends to refinance the bridge loan with the issuances of debt securities or from other available financing.
      Conditions. The commitment of the lenders is subject to conditions specified above under the senior secured credit facilities (other than conditions relating to documentation, collateral, syndication of the secured term loan and the receipt of proceeds of the bridge loan) the satisfaction of which shall be confirmed by the lenders of the bridge loan, as well as:

•	receipt by Buyer of at gross cash proceeds of at least $2,075 million from the borrowings under the senior secured credit facilities described above; and

•	negotiation, execution and delivery of definitive financing documentation related to the bridge loan.
      Maturity and Conversion. The maturity date of the bridge loan will be the earlier of (i) the first anniversary of the completion of the proposed merger and (ii) the closing date of any permanent financing of at least a corresponding amount. If the bridge loan is not paid in full on or before the first anniversary of the proposed merger, it will be converted (subject to certain conditions) into a senior subordinated term loan facility under which borrower may elect to pay interest in kind. The borrower is obligated to pay a fee equal to 2.75% of the principal amount of the bridge loan then outstanding upon conversion, subject to customary rebates in the event the loan is repaid within specified periods.
      Interest Rate and Fees. Prior to the conversion described in the preceding paragraph, the bridge loan will bear interest at the rate of three-month LIBOR (London interbank offer rate) plus 5% per annum, which spread over LIBOR will increase by 1% on the six-month anniversary of the funding date and by 0.5% for each period of three months thereafter that the bridge loan is outstanding. In addition, the surviving corporation will pay customary commitment fees under the bridge loan facility.
      Prepayments. The borrower will be permitted to make voluntary prepayments at any time in whole or in part, at a redemption price equal to 100% of the principal amount plus interest accrued, and is required to make mandatory repayments of the bridge loan or the term loan with the net proceeds from the sale of debt securities and the net proceeds from non-ordinary course asset sales, subject to exceptions to be agreed upon. The borrower must offer to repurchase the bridge loans or the term loans upon a change of control.
      Guarantors. All obligations under the senior subordinated bridge facility will be guaranteed on a senior subordinated basis by the same guarantors as for the senior secured credit facilities, subject to specified exceptions.
      Other Terms. The bridge loan facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, payment of dividends, investments, sales of assets, mergers and consolidations.
      No plans have been made to refinance any of the senior secured credit facilities or the bridge loan. As noted, the borrower may seek to refinance the bridge loans, if incurred, with an issuance of unsecured senior subordinated discount notes. The above summary of the credit facilities is based on the commitments provided to Buyer. The actual terms of the credit and loan agreements have not yet been finalized and may vary from the terms described.

Fees and Expenses
      Fees and expenses incurred or to be incurred by Kerzner International, Buyer and Merger Sub in connection with the proposed merger are estimated at the date of this proxy statement to be as follows:

Description	Amount

Financing fees and expenses and other professional fees	[ ]
Legal fees and expenses	[ ]
Accounting expenses	[ ]
Special Committee Fees	$425,000
Printing, proxy solicitation and mailing costs	[ ]
Filing fees	$340,374.31
Fees associated with the debt tender offers and consent solicitations	[ ]
Miscellaneous	[ ]
Total	[ ]
      These expenses will not reduce the merger consideration to be received by Kerzner International shareholders. The party incurring any costs and expenses in connection with the proposed merger and the merger agreement shall pay such costs and expenses, other than as set out below.
      The merger agreement provides that Buyer will reimburse, or cause an affiliate to reimburse, Kerzner International for reasonable out-of-pocket costs and expenses incurred in connection with Buyer’s acquisition financing or any debt tender offers and consent solicitations with respect to our 6 3/4% senior subordinated notes due 2015 and our convertible notes due 2024 (including any consent fees paid with Buyer’s consent). If the merger agreement is terminated, we will, in specified circumstances, be required to reimburse Buyer for its out-of-pocket expenses. See the caption “The Merger Agreement — Termination Fees; Expense Reimbursement” on page 62.
The Voting Agreement
      Concurrently with entering into the merger agreement, on April 30, 2006, we entered into an agreement with Buyer, Solomon Kerzner, Butch Kerzner, WLG and Istithmar, which we refer to as the voting agreement, pursuant to which Messrs. Kerzner, WLG and Istithmar have agreed, among other things, to vote or execute consents with respect to all shares subject to the voting agreement in favor of approval of the merger agreement. In addition, Messrs. Kerzner, WLG and Istithmar have agreed, to vote or execute consents with respect to all shares subject to the voting agreement against: any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Kerzner International contained in the merger agreement or of any of Messrs. Kerzner, WLG or Istithmar contained in the voting agreement; any action, proposal, transaction or agreement involving Kerzner International or any of its subsidiaries that would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the proposed merger and the other transactions contemplated by the merger agreement; certain acquisition proposals (whether made prior to, as of or subsequent to the termination of the merger agreement); and any material change in the present capitalization of Kerzner International or any amendment to Kerzner International’s articles of association or memorandum of association. The obligations to vote against the matters described in the immediately preceding sentence will survive until the earliest to occur of (i) obtaining shareholder approval of the merger agreement, (ii) the termination of the merger agreement under specified circumstances and (iii) the six-month anniversary of the termination of the merger agreement under other specified circumstances, and such period will automatically extend if, during such period, Kerzner International enters into an acquisition agreement with another entity that has not been consummated by the six-month anniversary of the merger agreement.
      Messrs. Kerzner, WLG and Istithmar have agreed not to transfer their shares other than to persons who agree to be bound by the terms of the voting agreement.

      As of the date of this proxy statement, the shares owned by Messrs. Kerzner, WLG and Istithmar that are subject to the voting agreement represent approximately 22.5% of our outstanding ordinary shares. The voting agreement is attached as Annex B to this proxy statement. We urge you to read it carefully.
Other Agreements Involving Kerzner International’s Securities

Registration Rights and Governance Agreement
      As part of the reorganization of Sun International Investments Limited, which was formerly our majority shareholder, we entered into a registration rights and governance agreement with Sun International Investments Limited, WLG, Kersaf Investments Limited (which we refer to as Kersaf), Caledonia Investments PLC (which we refer to as Caledonia), Mangalitsa Limited, Cement Merchants SA (which we refer to as CMS), Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc., which was amended in November 2002. Among other things, under this agreement, as amended:

•	Kersaf, Caledonia, WLG and CMS agreed to certain transfer restrictions that generally limit the ability of each party to purchase or sell our ordinary shares. In November 2002, this agreement was modified so that Kersaf no longer has the right to enforce these transfer restrictions.

•	Each of Kersaf, Caledonia, CMS, WLG and certain of their respective affiliates were granted certain demand registration rights that may require us to register all or part of their ordinary shares of Kerzner International in one or more registered public offerings from time to time as follows: (i) Kersaf agreed to sell not less than 2.0 million of our shares in a registered public offering before June 30, 2002 (which date was subsequently extended to February 28, 2003), subject to certain extensions (the “Minimum Year One Sale”), (ii) following such offering, Kersaf and certain of its affiliates have one or more demand registration rights each covering no less than 1.0 million ordinary shares, (iii) following March 31, 2002, Caledonia and certain of its affiliates have one or more demand registration rights each covering no less than 1.0 million ordinary shares, (iv) following June 30, 2003, WLG and certain of its affiliates have one demand registration right covering no less than 0.5 million ordinary shares and, following the earlier of June 30, 2004, and the date Caledonia and certain of its affiliates have disposed of 2.5 million of their ordinary shares, one or more demand registration rights each covering no less than 1.0 million ordinary shares, and (v) following March 31, 2002, CMS and certain of its affiliates have one or more demand registration rights each covering no less than 1.0 million ordinary shares. Kersaf satisfied the Minimum Year One Sale by completing a secondary offering of 2.3 million of our ordinary shares on December 18, 2002.

•	Each of Kersaf, Caledonia, CMS and WLG were granted the right to sell certain of their holdings of our ordinary shares through our brokers in open market transactions.

•	We submitted to our shareholders an amendment to our articles of association that was adopted in September 2001 and set the term of our existing directors to expire at our annual general meeting in 2004.

•	We agreed to include in the slate of directors submitted by us to our shareholders for election one individual designated by each of WLG, Caledonia and CMS, subject to their retaining a minimum beneficial ownership of our ordinary shares.

•	Kersaf agreed until June 30, 2006 not to acquire any of our shares. In addition, subject to certain rights of first refusal as between themselves, each of Caledonia, WLG and CMS agreed not to acquire any additional shares of Kerzner in excess of 0.9 million, in the case of Caledonia and WLG, and 4.0 million, in the case of CMS, prior to June 30, 2006, in each case subject to certain exceptions.

•	Kersaf, Caledonia, CMS and WLG agreed until June 30, 2006 to refrain from proposing or consummating certain extraordinary corporate transactions involving us, including any merger or the sale of substantially all of our assets, unless an independent third party proposes such an extraordinary corporate transaction and our board of directors determines to enter into discussions or negotiations with that third party.

      On March 20, 2006, WLG received a valid waiver under the registration rights and governance agreement from the other parties thereunder in connection with the proposed merger. WLG has acknowledged that waiver does not otherwise modify its existing obligations under the standstill agreement.

Irrevocable Proxy Agreement
      Concurrently with entering into the registration rights and corporate governance agreement described above, Kerzner International, Sun International Investments Limited, WLG, Kersaf, Caledonia, Mangalitsa Limited, CMS, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc. entered into an irrevocable proxy agreement pursuant to which Kersaf and certain of its affiliates granted irrevocable proxies, in varying amounts, to vote all of its ordinary shares to Caledonia (116,225 ordinary shares), WLG (116,225 ordinary shares) and CMS (84,684 ordinary shares).

Istithmar Agreements
      On August 10, 2004, Istithmar entered into a corporate governance agreement with Kerzner International, which we refer to as the governance agreement. Among other things, the governance agreement provides that until August 10, 2009 Istithmar will not acquire additional ordinary shares or other equity securities of Kerzner International if it would then own in excess of the total number of ordinary shares owned by WLG and its affiliates (excluding ordinary shares acquired by WLG pursuant to employee compensation arrangements). The governance agreement also provides that until August 10, 2009 Istithmar will not take certain actions to acquire or influence control of Kerzner International.
      The governance agreement provides that for so long as Istithmar beneficially owns 5% or more of the voting power in Kerzner International, Istithmar will have the right in connection with each election of directors of Kerzner International to designate a nominee to the board and Kerzner International has agreed to cause Istithmar’s designee to be included in the board’s slate of nominees for such election and to use its reasonable best efforts to solicit proxies in favor of the nominee designated by Istithmar.
      The governance agreement provides that until August 10, 2009, Istithmar may not without the approval of a majority of Kerzner International ’s independent directors transfer, sell, or dispose any ordinary shares to any person or group, if to Istithmar’s knowledge, that person or group would own more than 4.9% of Kerzner International’s voting stock after the transaction. Notwithstanding this restriction, Istithmar is free to transfer its ordinary shares (a) to certain Istithmar affiliates, (b) in an underwritten public offering, (c) in certain open market transactions or (d) pursuant to certain tender or exchange offers.
      Concurrently with entering into the governance agreement, Istithmar also entered into a registration rights agreement with Kerzner International, pursuant to which Kerzner International agreed to register under the Securities Act of 1933 sales by Istithmar and certain of its transferees ordinary shares acquired in accordance with the terms of the Governance Agreement. Istithmar and its affiliates may make one or more demand registrations and also piggyback on other registrations of Kerzner International, in each case, subject to certain limitations. In addition to such registration right, with respect to the 1,500,000 ordinary shares purchased from CMS and Caledonia, Istithmar, as a permitted transferee of such ordinary shares, acquired certain registration rights under the registration rights and governance agreement described above.
      Concurrently with entering into the governance agreement, Istithmar also entered into a letter agreement with Kerzner International, Caledonia, CMS and WLG, which provides, among other things, that Istithmar will vote all ordinary shares it beneficially owns in any election of directors of Kerzner International in favor of any nominee to the board designated by WLG, Caledonia or CMS in accordance with the registration rights and governance agreement. Each of those parties have agreed, in turn, to vote all ordinary shares it beneficially owns in any election of directors of Kerzner International in favor of any nominee to the board designated by Istithmar in accordance with the governance agreement described above.
      Concurrently with the execution of the revised merger agreement, Istithmar delivered a letter to Buyer pursuant to which Istithmar has agreed, subject to the satisfaction or waiver of the conditions set forth in the revised merger agreement, to contribute or cause to be contributed to Buyer, immediately prior to the proposed merger, 4,500,000 ordinary shares in exchange for an equity interest in Buyer.

WLG Group Agreements
      Concurrently with the execution of the revised merger agreement, Messrs. Kerzner and WLG entered into an equity rollover commitment letter, pursuant to which, and subject to the conditions set forth in the revised merger agreement, immediately prior to the effective time of the proposed merger, in exchange for capital stock of Buyer, WLG and Messrs. Kerzner will transfer, contribute and deliver to Buyer an aggregate of 3,395,062 ordinary shares (including 500,000 restricted ordinary shares held by Butch Kerzner), which shares will be cancelled and retired in the proposed merger and will not be entitled to receive the merger consideration.

Equity Award Agreements
      We have entered into agreements with each of our executive officers and directors in connection with grants pursuant to our stock option and incentive plans. We adopted stock option plans for our employees, officers and directors in 1995 (the “1995 Plan”), in 1997 (the “1997 Plan”) and in 2000 (the “2000 Plan”) that provide for the issuance of options to acquire an aggregate of 7,500,000 ordinary shares. As of December 31, 2003, all available options under those plans had been granted. In connection with the acquisition in December 1996 of Sun International North America, Inc. (formerly Griffin Gaming & Entertainment, Inc.), we assumed the Griffin Gaming & Entertainment, Inc. 1994 Stock Option Plan (the “Griffin Plan”) and the options that were outstanding under the Griffin Plan at the time the acquisition was consummated. In addition, in 2003, we adopted a stock incentive plan (the “2003 Plan”) that provides for the issuance of an aggregate of 3,000,000 ordinary shares in connection with awards of stock options, restricted stock and other stock-based awards. On December 13, 2005, we adopted a new stock incentive plan (the “2005 Plan”) that provides for the issuance of an aggregate of 2,000,000 ordinary shares in connection with awards of stock appreciation rights (“SARs”), stock options, restricted stock and other stock-based awards. As of the adoption of the 2005 Plan, awards with respect to 213,374 ordinary shares remained available to grant under the 2003 Plan.
      All options issued under the 1995 Plan, the 1997 Plan and the Griffin Plan have already vested and become exercisable. The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of the options, and thereafter in installments of one third per year over a two-year period. The 2003 Plan and the 2005 Plan provide generally for options to become exercisable 25% per year on each of the first four anniversaries of the date of grant, and for restricted stock to become vested in three equal installments on each of the second, third and fourth anniversaries of the date of grant. Options granted under the Plans generally have a term of ten years from the date of grant (except that options granted under the 2003 Plan and the 2005 Plan generally have a term of seven years from the date of grant) and, unless otherwise specifically provided by the compensation committee, the option prices are equal to the fair market value per ordinary share on the date of grant. SARs granted under the 2005 Plan generally have a term of seven years from the date of grant and generally become vested in installments of 25% per year on each of the first four anniversaries of the date of grant and, unless otherwise specifically provided by the compensation committee, are granted at an exercise price equal to the fair market value per ordinary share on the date of grant. Nonqualified stock options may be transferred to trusts with respect to which any participant is a beneficiary and to corporations or to other entities controlled by such participant.
      See the section entitled “Transactions In Ordinary Shares” for a description of a restricted stock agreement entered into with Butch Kerzner. See the section captioned “Special Factors — Interests Of Our Directors And Executive Officers In The Proposed Merger — Stock Options and Other Equity Awards” and “Security Ownership of Certain Beneficial Owners and Management” for information regarding the stock options, stock appreciation rights and other equity-based awards held by our directors and executive officers, including information about the accelerated vesting in connection with completion of the proposed merger of unvested stock options, stock appreciation rights, restricted shares and restricted stock units held by our directors and executive officers.

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
      We are furnishing this proxy statement to you, as a holder of our ordinary shares, as part of the solicitation of proxies by Kerzner International’s board of directors for use at the extraordinary general meeting of shareholders described below.
Date, Time and Place of the Extraordinary General Meeting
      The extraordinary general meeting will be held at Kerzner International’s corporate headquarters, located at Atlantis, Paradise Island, Executive Office, Coral Towers, Nassau, The Bahamas on                      , 2006, at 9:00 a.m., local time.
Proposals to be Considered at the Extraordinary General Meeting
      At the extraordinary general meeting you will be asked:

1. To consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger dated as of April 30, 2006, by and among Buyer, its wholly-owned subsidiary Merger Sub and the company. A copy of the merger agreement is attached as Annex A to this proxy statement.

2. To consider and vote upon a proposal to adjourn the extraordinary general meeting, if necessary, to solicit additional proxies in favor of approval of the merger agreement if there are insufficient votes at the time of the meeting to approve the merger agreement.

3. To transact such other business as may properly come before the extraordinary general meeting or any adjournment or postponement thereof, including to consider any procedural matters incident to the conduct of the extraordinary general meeting.
      If the proposed merger is completed, each ordinary share (other than (a) shares held in treasury or owned by Buyer, Merger Sub or any of Kerzner International’s wholly-owned subsidiaries, including ordinary shares that are contributed to Buyer in exchange for shares of Buyer’s capital stock, that will be canceled, (b) shares held by holders who properly elect to exercise dissenters’ rights under Bahamian law and (c) restricted shares held by employees who were not directors at the time of grant) will be converted into the right to receive $81.00 in cash, without interest. Restricted shares held by employees who were not directors at the time of grant will be converted into the right to receive $81.00 in cash per share after completion of the proposed merger subject to forfeiture conditions as described under the caption “Merger Agreement — Treatment of Stock Options and Other Equity Awards”. After the proposed merger, these shares will not represent any interest in the surviving corporation other than the right to receive this cash payment. Kerzner International shareholders who perfect their dissenters’ rights in accordance with Bahamian law will not receive the proposed merger consideration. See the section captioned “Dissenters’ Rights” on page 64.
Our Board’s Recommendation
      Our board of directors, acting upon the unanimous recommendation of the special committee:

•	determined that the merger agreement and the transactions contemplated by the merger agreement were fair to and in the best interests of Kerzner International and its shareholders;

•	approved the merger agreement and the other transactions contemplated by the merger agreement; and

•	recommends that the shareholders of Kerzner International approve the merger agreement.
      Solomon Kerzner, our Chairman, Butch Kerzner, our Chief Executive Officer and Stephen M. Ross, who is affiliated with The Related Companies L.P. recused themselves from the foregoing determination and approval due to their affiliation with the investor group. Hamed Kazim, who is affiliated with Istithmar, was unable to participate in the determination, but subsequently indicated that had he participated, he too would have recused himself due to his affiliation with the investor group.

Record Date; Stock Entitled to Vote
      Only holders of record of ordinary shares of Kerzner International as of the close of business on May 30, 2006 are entitled to notice of, and to vote at, the extraordinary general meeting and any adjournment or postponement of the extraordinary general meeting. Each outstanding ordinary share on the record date entitles the holder to notice of and to one vote on each matter submitted to shareholders for approval at the extraordinary general meeting. As of the record date, there were                     ordinary shares outstanding and entitled to be voted on the proposals to be considered at the extraordinary general meeting.
Quorum
      A quorum of our shareholders is necessary to have a valid shareholders’ meeting. The required quorum for the transaction of business at the extraordinary general meeting is the presence, in person or by proxy, of a majority of our outstanding ordinary shares. Both abstentions and broker “non-votes” will be counted as present for purposes of determining the existence of a quorum. In the event that a quorum is not present at the extraordinary general meeting, we currently expect that we will adjourn the extraordinary general meeting to solicit additional proxies in favor of approval of the merger agreement.
Vote Required
      Under Bahamian law, and pursuant to the merger agreement, we cannot complete the proposed merger unless the merger agreement is approved by the affirmative vote of the holders of a majority of our outstanding ordinary shares present, in person or by proxy, at the extraordinary general meeting. The approval of the merger agreement does not require the vote of a majority of unaffiliated shareholders.
      We have entered into a voting agreement with Messrs. Kerzner, WLG and Istithmar, who together own approximately 22.5% of our outstanding shares (excluding restricted shares which are not subject to the voting agreement), who have agreed to vote their shares in favor of the proposed merger. See the sections captioned “Special Factors — The Voting Agreement”. The agreement pursuant to which Butch Kerzner was granted his restricted shares, which represent approximately 1.4% of our outstanding shares, requires Mr. Kerzner to vote such shares in accordance with the recommendation of Kerzner International’s Board of Directors, or, in the event that the Board of Directors does not make a recommendation, in the same proportion as all other ordinary shares. See “Transactions in Ordinary Shares” on page 69.
      In addition, affiliates of members of the special committee, Caledonia Investments Ltd. and Cement Merchants S.A., beneficially own 8.3% and 5.9% of our outstanding ordinary shares respectively. Neither we nor Buyer or its affiliates have entered into any agreements with our directors and executive officers (other than Messrs. Kerzner) or such affiliates of our special committee members with respect to the voting of their shares in connection with the proposed merger; however, we expect these directors and executive officers and their affiliates to vote their shares in favor of the approval of the merger agreement for the reasons identified under “Special Factors — Reasons for the Proposed Merger and Recommendation of Kerzner International’s Board of Directors”.
Procedures for Voting
      Holders of record of our ordinary shares may vote their shares by attending the extraordinary general meeting and voting their ordinary shares in person, or by completing the enclosed proxy card, dating and signing it and mailing it in the enclosed envelope (postage prepaid within the United States).
      Shareholders who hold their ordinary shares in “street name,” meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their ordinary shares how to vote their shares or obtain a proxy from the record holder to vote their shares at the extraordinary general meeting.
      Shareholders who have questions or requests for assistance in completing and submitting proxy cards should contact Innisfree M&A Incorporated, our proxy solicitor, at 1-888-750-5834.

Voting of Proxies and Failure to Vote
      All shares of our ordinary shares represented by properly executed proxies received in time for the extraordinary general meeting will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, the shareholder’s proxy will be counted as a vote “FOR” approval of the merger agreement and “FOR” approval of the adjournment proposal.
      If a shareholder fails to vote by proxy or in person, it will be more difficult for Kerzner International to obtain the necessary quorum to transact business at the extraordinary general meeting of the shareholders. Because the proposal to approve the merger agreement and the adjournment proposal require approval by the affirmative vote of the holders of a majority of our outstanding ordinary shares present, in person or by proxy, at the extraordinary general meeting, if a quorum is established, a shareholder’s failure to vote will have no effect on the outcome of the proposals.
      Brokers or other nominees who hold our ordinary shares in “street name” for customers who are the beneficial owners of such shares may not give a proxy to vote those customers’ shares in the absence of specific instructions from those customers. Broker non-votes will be counted toward a quorum but will not be treated as voted at the extraordinary general meeting of the shareholders.
Revocability of Proxies
      Holders of our ordinary shares may revoke their proxies by notification to the company in writing at any time prior to the shareholder vote at the extraordinary general meeting. A shareholder can do this in one of three ways:

•	First, a shareholder can revoke a proxy by written notice of revocation filed at the registered office of the company before the extraordinary general meeting. Any written notice revoking a proxy should be sent to Kerzner International Limited, Post Office Box 11174, New York, NY 10203-0174.

•	Second, before the proxy has been voted at the extraordinary general meeting, a shareholder can complete, date and submit a new proxy card.

•	Third, a shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting. If a shareholder has instructed a broker to vote the shareholder’s shares, the shareholder must follow directions received from the broker to change those instructions.
Solicitation of Proxies
      In addition to solicitation by mail, our directors, officers and employees may solicit proxies by telephone, other electronic means or in person. Our directors, officers and employees will not receive any additional compensation for their services, but we will reimburse them for their out-of-pocket expenses. We will reimburse banks, brokers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding copies of this proxy statement to the beneficial owners of our ordinary shares and in obtaining voting instructions from those owners. We will pay all expenses of filing, printing and mailing this proxy statement.
      We have retained Innisfree M&A Incorporated to assist in the solicitation of proxies by mail, telephone or other electronic means, or in person, for a fee of approximately $25,000 (subject to increase if additional services are requested), plus reasonable out-of-pocket expenses related to the solicitation.
Other Business
      We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in this proxy statement. Under Bahamian law and our Amended and Restated Articles of Association, business transacted at the extraordinary general meeting is confined to matters described in the notice of extraordinary general meeting, which is provided at the beginning of this proxy statement. Thus, the matters to come before the meeting shall be strictly limited to those matters described in the notice. All proxies presented at the extraordinary general meeting shall, unless contrary written instructions are noted on the form of proxy, also entitle the persons named in such proxy to vote such proxies in their discretion on any proposal to adjourn the meeting or otherwise concerning the conduct of the meeting.
REGULATORY MATTERS
      As described under “The Merger Agreement — Conditions to the Proposed Merger”, the obligations of Kerzner International, Buyer and Merger Sub to effect the proposed merger are subject to the satisfaction or waiver of, among other conditions, the approval of the acquisition financing by The Central Bank of The Bahamas, the approval of the proposed merger by the Gaming Board, Commonwealth of The Bahamas and the approval by the Bahamas Gaming Authority of Mr. Stephen Ross remaining as a director of the surviving corporation following completion of the proposed merger.
      The Hart-Scott-Rodino Antitrust Improvement Acts of 1976, as amended, is not applicable to the proposed merger.
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
      The following is a general discussion of the material U.S. federal income tax consequences to “U.S. Holders” of ordinary shares of Kerzner International who will receive cash in exchange for their ordinary shares pursuant to the proposed merger (whether upon receipt of the merger consideration or pursuant to the proper exercise of dissenters’ rights). For purposes of this discussion, a “U.S. Holder” means an individual citizen or resident of the United States, a corporation or entity treated as a corporation organized under the laws of the United States or of any state or political subdivision thereof, or an estate or trust the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.
      This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, applicable U.S. Treasury Regulations, judicial authority, and administrative rulings and practice, all as in effect on the date of this proxy statement. All of these authorities are subject to change, possibly on a retroactive basis. This discussion generally assumes that the ordinary shares are held by a U.S. Holder as a capital asset. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder in light of that holder’s personal investment circumstances, or to a U.S. Holder subject to special treatment under the U.S. federal income tax laws (for example, life insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, U.S. expatriates, foreign corporations and nonresident alien individuals, partnerships or other entities treated as partnerships for U.S. federal income tax purposes and partners in such partnerships, U.S. Holders who hold ordinary shares as part of a hedging, “straddle,” conversion or other integrated transaction, U.S. Holders who are liable for alternative minimum tax, U.S. Holders whose “functional currency” is not the U.S. dollar and U.S. Holders who acquired ordinary shares through the exercise of employee stock options or other compensation arrangements). In addition, this discussion does not address any aspect of foreign, state or local or estate and gift taxation that may be applicable to a U.S. Holder of ordinary shares. We urge you to consult your own tax advisor to determine the particular tax consequences to you (including the application and effect of any state, local or foreign income and other tax laws) of the receipt of cash in exchange for ordinary shares pursuant to the proposed merger.
      The receipt of cash in the proposed merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder of ordinary shares will recognize gain or loss upon a surrender of ordinary shares in the proposed merger in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the ordinary shares surrendered and the amount of cash received by the U.S. Holder. Gain or loss will be calculated separately for each block of shares of ordinary shares (i.e., ordinary shares acquired at the same cost in a single transaction). If the ordinary shares have been held for more than one year, the gain or loss will be long-term capital gain or loss subject (in the case of holders who are individuals) to tax at a maximum U.S. federal income tax rate of 15%, and will be short-term capital gain or loss if the shares have been held for one year or less. The deductibility of a capital loss recognized on the exchange is subject to limitation. Tax treatment may be different from the foregoing treatment if the ordinary shares held by a U.S. Holder are shares subject to vesting or other lapse restrictions that were granted to such holder in connection with such holder’s performance of services for the company.

Information Reporting and Backup Withholding
      Under the Code, a U.S. Holder of ordinary shares may be subject, under certain circumstances, to information reporting on the cash received in the merger unless such U.S. Holder is a corporation or other exempt recipient. Backup withholding (currently at a rate of 28%) may also apply with respect to the amount of cash received in the merger, unless the U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s federal income tax liability, if any, provided that such U.S. Holder furnishes the required information to the Internal Revenue Service in a timely manner.
      The foregoing discussion of the material U.S. federal income tax consequences is included for general information purposes only and is not intended to be, and should not be construed as, legal or tax advice to any holder of our ordinary shares. We urge you to consult your own tax advisor to determine the particular tax consequences to you (including the application and effect of any state, local or foreign income and other tax laws) of the receipt of cash in exchange for ordinary shares pursuant to the proposed merger.
CERTAIN BAHAMIAN TAX CONSIDERATIONS
      The following is a brief and general summary of certain Bahamian tax matters as they may relate to the holders of the ordinary shares of Kerzner International. This discussion is not exhaustive and is based on Bahamian law currently in effect.
      The Bahamas does not impose any income, capital gains or withholding taxes. Therefore, you will not be subject to any Bahamian withholding tax.
THE MERGER AGREEMENT
      This section of the proxy statement describes the material terms of the merger agreement but does not purport to describe all the terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is attached as Annex A to this proxy statement and is incorporated into this proxy statement by reference. We urge you to read the full text of the merger agreement because it is the legal document that governs the proposed merger. This description of the merger agreement has been included to provide you with information regarding its terms.
Structure and Completion of the Proposed Merger
      The merger agreement provides that, as soon as reasonably practicable (but in no event, later than the second business day) after the day on which the conditions to the proposed merger are satisfied or waived, Merger Sub, a wholly-owned direct subsidiary of Buyer, will merge with and into us, with Kerzner International continuing as the surviving corporation. As a result of the proposed merger, we will cease to be a publicly traded company and will become a wholly-owned subsidiary of Buyer. Following the satisfaction or waiver of the conditions to the proposed merger, the proposed merger will become effective at the time articles of merger filed by Kerzner International and Merger Sub are registered by the Registrar of Companies of The Bahamas (or at a later time, if agreed upon by Kerzner International and Merger Sub and specified in the articles of merger).
      We expect that the proposed merger will be completed during the third quarter of 2006, after all conditions to the proposed merger have been satisfied or waived. In addition to the other conditions described under the caption “— Conditions to the Proposed Merger” on page 55, the proposed merger is subject to the availability of financing to be arranged by Buyer and its affiliates as described under the caption “Special Factors — Financing for the Proposed Merger” on page 40. We cannot specify when, or assure you that, all conditions to the proposed merger will be satisfied or waived, however, we intend to complete the proposed merger as promptly as practicable.
Memorandum of Association; Articles of Association; Directors and Officers of the Surviving Corporation
      Upon completion of the proposed merger, the memorandum of association of Kerzner International, as amended to read in its entirety as the memorandum of association of Merger Sub as in effect immediately prior to the completion of the proposed merger, will be the memorandum of association of the surviving corporation. The articles of association of Kerzner International, as amended to read in its entirety as the articles of association of Merger Sub as in effect immediately prior to the completion of the proposed merger, will be the articles of association of the surviving corporation. In addition, the directors of Merger Sub immediately prior to the completion of the proposed merger will become the directors of the surviving corporation and the officers of Kerzner International will remain the officers of the surviving corporation.
Merger Consideration
      If the proposed merger is completed, at the time the proposed merger is completed, each issued and outstanding ordinary share of Kerzner International (other than (a) shares held in treasury or owned by Buyer, Merger Sub or any of Kerzner International’s wholly-owned subsidiaries, including ordinary shares that are contributed to Buyer in exchange for shares of Buyer’s capital stock, that will be cancelled, (b) shares held by holders who properly elect to exercise dissenters’ rights under Bahamian law and (c) restricted shares held by employees who were not directors at the time of grant) will be automatically cancelled and converted into the right to receive $81.00 in cash, without interest. Restricted shares held by employees who were not directors at the time of grant will be converted into the right to receive $81.00 in cash per share after completion of the proposed merger subject to forfeiture conditions as described under the caption “— Treatment of Stock Options and Other Equity Awards”. Upon completion of the proposed merger, each certificate representing ordinary shares of Kerzner International will be deemed to represent only the right to receive the $81.00 per share merger consideration and until surrendered or exchanged, no cash will be paid to the holder thereof.
      Prior to the completion of the proposed merger, Buyer will designate a bank or trust company reasonably satisfactory to us to serve as disbursing agent for the payment of the merger consideration. Promptly after the completion of the proposed merger, Buyer will cause to be deposited with the disbursing agent cash sufficient to pay the aggregate merger consideration. As promptly as practicable after the completion of the proposed merger, the surviving corporation or the disbursing agent will send a letter of transmittal to each holder of record immediately prior to the completion of the proposed merger. The letter of transmittal will explain how to surrender your Kerzner International ordinary share certificates in exchange for the per share merger consideration. Please do not send your Kerzner International ordinary share certificates with your proxy card. You should send them only in compliance with the instructions that will be provided in the letter of transmittal. Holders who surrender their certificates to the disbursing agent, together with a properly completed letter of transmittal and any other documents reasonably required by the disbursing agent, will receive the per share merger consideration for each ordinary share represented by the certificates surrendered. However, Buyer, the surviving corporation and the disbursing agent are entitled to deduct and withhold from such merger consideration otherwise payable any amounts required to be deducted and withheld under applicable tax law. In all cases, the per share merger consideration will be paid only in accordance with the procedures set forth in the merger agreement and the letter of transmittal.
      Holders of Kerzner International ordinary share certificates that are lost, stolen or destroyed will be required to make an affidavit identifying the certificate or certificates as lost, stolen or destroyed and to post a bond in a reasonable amount as directed by the surviving corporation or the disbursing agent to indemnify against any claim that may be made against the surviving corporation or the disbursing agent with respect to the certificates. In addition, a person other than the person in whose name a surrendered certificate is registered may receive the merger consideration if the certificate has been properly endorsed or is otherwise in proper form for transfer and the person requesting payment pays any applicable stock transfer taxes required as a result of the payment to a person other than the registered holder of the certificate unless the holder can establish to the satisfaction of the disbursing agent that the applicable stock taxes have been paid or are not applicable.
      The merger agreement provides that any cash deposited with the disbursing agent unclaimed twelve months after the completion of the proposed merger will be returned to Buyer or the surviving corporation upon demand. Thereafter, any holder who has not surrendered certificates in exchange for the applicable merger consideration must look to the surviving corporation for payment of the applicable merger consideration. The merger agreement also provides that any amounts remaining unclaimed by holders of certificates as of the date immediately before such amounts would otherwise escheat to or become property of any governmental authority will, to the extent permitted by applicable law, become the property of the surviving corporation on such date, free and clear of any claims or interest of any person previously entitled thereto. None of Buyer, Merger Sub, Kerzner International, the surviving corporation or the disbursing agent will be liable to any holder of certificates for an amount paid to a public official pursuant to any applicable unclaimed property laws.
Treatment of Stock Options and Other Equity Awards
      The proposed merger will, in accordance with the terms of the merger agreement, result in the accelerated vesting and cash-out of all of Kerzner International’s outstanding stock options, stock appreciation rights, restricted shares and restricted stock units subject to certain exceptions as described under the caption “Special Factors — Interests of Our Directors and Executive Officers in the Proposed Merger — Investment by Certain Members of Our Board of Directors and Management in Buyer”).
      In the case of stock options and stock appreciation rights granted to employees who were not directors at the time of grant, upon completion of the proposed merger, such awards will be converted into the right to receive a cash payment, subject to satisfaction of forfeiture conditions and Buyer’s right to accelerate payment, on the later of the six-month anniversary of the proposed merger and January 1, 2007, unless, in each case, such stock options or stock appreciation rights would have vested earlier (including as a result of the holder’s death, disability or a “qualifying termination” (as defined in the applicable stock plan)). Unless Buyer elects to accelerate a payment, in order for an employee who is not a director to become entitled to receive the cash payment with respect to such employee’s stock options and stock appreciation rights that are unvested as of the completion of the proposed merger, such employee must remain employed by the Company or Buyer until the time that payment is made, unless employment is terminated prior to payment as a result of death, disability or a “qualifying termination” (as defined in the applicable stock plan). The preceding description is subject to certain exceptions, as described under the caption “Special Factors — Interests of Our Directors and Executive Officers in the Proposed Merger — Investment by Certain Members of Our Board of Directors and Management in Buyer.” In the case of stock options and stock appreciation rights granted to members of our board of directors, accelerated vesting and cash-out will occur immediately upon completion of the proposed merger. The cash payment in respect of each option to purchase ordinary shares of the company and each stock appreciation right that is outstanding at completion of the proposed merger will equal the excess, if any, of $81.00 over the per share exercise price for such option or stock appreciation right, as applicable, multiplied by the number of ordinary shares of the company subject to such option or stock appreciation right, without interest.
      In the case of restricted shares granted to employees who were not directors at the time of grant, upon completion of the proposed merger, such awards will be converted into the right to receive a cash payment, subject to satisfaction of forfeiture conditions and Buyer’s right to accelerate payment, on the later of the six-month anniversary of the proposed merger and January 1, 2007, unless such restricted shares would have vested earlier (including as a result of the holder’s death, disability or a “qualifying termination” (as defined in the applicable stock plan)). Unless Buyer elects to accelerate a payment, in order for an employee who is not a director to become entitled to receive the cash payment with respect to such employee’s restricted shares that are unvested as of the completion of the proposed merger, such employee must remain employed by the Company or Buyer until the time that payment is made, unless employment is terminated prior to payment as a result of death, disability or a “qualifying termination” (as defined in the applicable stock plan). The preceding description is subject to certain exceptions, as described under the caption “Special Factors — Interests of Our Directors and Executive Officers in the Proposed Merger — Investment by Certain Members of Our Board of Directors and Management in Buyer.” In the case of restricted shares and restricted stock units granted to members of our board of directors (other than those restricted shares held by Butch Kerzner that will vest as a result of the proposed merger but will be contributed to Buyer immediately prior to the completion of the proposed merger in exchange for shares of Buyer’s capital stock, as described under the caption “Special Factors — Interests of Our Directors and Executive Officers in the Proposed Merger — Investment by Certain Members of Our Board of Directors and Management in Buyer”), accelerated vesting and cash-out will occur immediately upon completion of the proposed merger. The cash payment in respect of each restricted share and restricted stock unit that is outstanding immediately prior to completion of the proposed merger will equal $81.00, without interest.
Shareholders’ Dissenters’ Rights
      The merger agreement provides that, if and to the extent required by Bahamian law, each outstanding ordinary share of Kerzner International held by holders who have not voted in favor of the approval of the merger agreement or consented thereto in writing and who have properly exercised dissenters’ rights under Bahamian law will not be convertible into the right to receive the merger consideration. Such holders will instead be entitled to receive payment of fair value for such ordinary shares in accordance with Bahamian law unless the holder fails to perfect or effectively withdraws or loses his right to dissent. Should a holder of our ordinary shares fail to perfect or withdraw or lose his right to dissent, then such holder’s shares will be treated as if they had been converted as of the completion of the proposed merger into the right to receive the merger consideration. See the section captioned “Dissenters’ Rights” on page 64 for a description of the material provisions of the Bahamian procedures required to be followed in order to perfect dissenters’ rights.
      We are obligated under the merger agreement to give Buyer notice of written objections or elections to dissent and we may not make any payment with respect to, or settle, any demand for payment of fair value without Buyer’s prior written consent.
Conditions to the Proposed Merger
      Conditions to Each Party’s Obligation To Complete the Proposed Merger. Each party’s obligation to complete the proposed merger is subject to the satisfaction or waiver on or prior to the closing date of the proposed merger of the following conditions:

•	The merger agreement must be approved by Kerzner International shareholders representing a majority of the ordinary shares present, in person or by proxy, at the extraordinary general meeting of our shareholders.

•	The Central Bank of The Bahamas shall have approved the financing arranged by Buyer to fund the proposed merger.

•	The Gaming Board, Commonwealth of The Bahamas shall have approved the proposed merger for purposes of our PEL Casino License, without any requirement to take action, or any condition or restriction, that would be reasonably likely to have a material adverse effect on Kerzner International, as described below.

•	The Bahamas Gaming Authority shall have approved Mr. Stephen Ross remaining as a director of the surviving corporation following completion of the proposed merger, without any requirement to take action, or any condition or restriction, that would be reasonably likely to have a material adverse effect on Kerzner International. This approval is not required to be obtained unless the failure to obtain the approval would be reasonably likely to have a material adverse effect on Kerzner International.

•	No law, injunction or order preventing the completion of the proposed merger or which otherwise would be reasonably likely to have a material adverse effect on Kerzner International may be in effect.

      Conditions to Obligations of Buyer and Merger Sub To Complete the Proposed Merger. The obligations of Buyer and Merger Sub to complete the proposed merger are further subject to the satisfaction or waiver on or prior to the closing date of the proposed merger of the following conditions:

•	The financing arranged by Buyer to fund the proposed merger and related transactions must be available for borrowing on the terms and conditions no less favorable, in the aggregate, to Buyer and Merger Sub, as determined in the reasonable judgment of Buyer. The availability of this financing is subject to specified conditions, which are described under the caption “Special Factors — Financing for the Proposed Merger” on page 40.

•	The representations and warranties of Kerzner International in the merger agreement with respect to capitalization matters must be true and correct in all material respects on the date of the merger agreement and as of the completion of the proposed merger.

•	The representations and warranties of Kerzner International in the merger agreement (other than with respect to capitalization matters) must be true and correct as of March 20, 2006 (or, in certain cases, on the date of the merger agreement) and as of the completion of the proposed merger except to the extent the failure to be true and correct, individually or in the aggregate, has not had, and would not be reasonably likely to have, a material adverse effect on Kerzner International.

•	Kerzner International must have performed in all material respects all its obligations under the merger agreement.

•	Buyer and Merger Sub must have received a certificate signed by one of Kerzner International’s senior officers attesting to satisfaction of the conditions summarized in the previous three bullet points.
      As defined in the merger agreement, a material adverse effect on Kerzner International means a material adverse effect on the assets or liabilities, business, financial condition or results of operations of Kerzner International and its subsidiaries, taken as a whole. However, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a material adverse effect on Kerzner International:

•	any change in general economic or political conditions or in the financial or securities markets, unless the change would be reasonably likely to have a materially disproportionate impact on the assets or liabilities, business, financial condition or results of operations of Kerzner International and its subsidiaries, taken as a whole, relative to other industry participants;

•	any change generally affecting, or resulting from general changes or developments in, the industries in which Kerzner International operates, unless the change would be reasonably likely to have a materially disproportionate impact on the assets or liabilities, business, financial condition or results of operations of Kerzner International and its subsidiaries, taken as a whole, relative to other industry participants;

•	any failure to meet internal or published projections, forecasts or revenue or earnings predictions for any period (provided that the underlying causes of such failures shall not be excluded);

•	any change in the price or trading volume of Kerzner International’s ordinary shares in and of itself (provided that the underlying causes of such changes shall not be excluded); and

•	any change that is demonstrated to have resulted from the announcement of the proposed merger or the identity of Buyer or any of its affiliates as the acquiror of Kerzner International.
      Conditions to Our Obligation to Complete the Proposed Merger. Our obligation to complete the proposed merger is further subject to the satisfaction or waiver on or prior to the closing date of the proposed merger of the following conditions:

•	The representations and warranties of Buyer and Merger Sub in the merger agreement that are not qualified as to materiality shall be true and correct as of March 20, 2006 (or, in certain cases, on the date of the merger agreement) and as of the completion of the proposed merger and those not so qualified shall be true and correct in all material respects on the date of the merger agreement and as of the completion of the proposed merger.

•	Each of Buyer and Merger Sub shall have performed in all material respects all its obligations under the merger agreement.

•	We shall have received a certificate signed by a senior officer of Buyer and Merger Sub attesting to satisfaction of the conditions summarized in the previous two bullet points.

No Solicitation of Company Acquisition Proposals; No Adverse Recommendation Changes
      Non-Solicitation. We have agreed not to, directly or indirectly:

•	initiate, solicit or encourage the submission of any proposals that constitute or may reasonably be expected to lead to, any company acquisition proposal, or engage in any discussions with respect to or otherwise cooperate with, assist or participate in, any proposals or discussions with respect to company acquisition proposals, or

•	approve or recommend a company acquisition proposal or enter into any agreement providing for or relating to a company acquisition proposal.
      Prior to obtaining shareholder approval of the merger agreement, Kerzner International may, however, furnish information to and participate in discussions or negotiations with persons making company acquisition proposals if:

•	Kerzner International has otherwise complied in all material respects with the non-solicitation provisions of the merger agreement and has received a written company acquisition proposal that our board of directors (acting through the special committee) believes in good faith to be bona fide; and

•	our board of directors (acting through the special committee) determines in good faith, after consultation with its independent financial advisor and outside counsel, that the company acquisition proposal constitutes or could reasonably be expected to result in a superior proposal.
      Kerzner International will not disclose any non-public information to such persons without entering into a confidentiality agreement and, subject to certain exceptions, will promptly provide to Buyer and Merger Sub any material non-public information concerning Kerzner International and its subsidiaries that is provided to such party which was not previously provided to Buyer and Merger Sub. In addition, the merger agreement provides that Kerzner International will promptly notify Buyer and Merger Sub in the event it receives a company acquisition proposal, including its material terms and conditions and the identity of the party making the proposal or inquiry, and will keep Buyer and Merger Sub reasonably apprised as to the status and any material developments, discussions and negotiations concerning such proposals.
      No Adverse Recommendation Change. In addition, under the merger agreement, our board of directors may not directly or indirectly:

•	except as described below, withdraw or modify in a manner adverse to Buyer and Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Buyer and Merger Sub, its recommendation of the merger agreement; or

•	take any other action or make any other public statement in connection with the meeting of the shareholders inconsistent with its recommendation of the merger agreement.
      At any time prior to the time that Kerzner International’s shareholders approve the merger agreement, the board of directors of Kerzner International (acting through the special committee) may withdraw or modify its recommendation of the merger agreement in a manner adverse to Buyer and Merger Sub if Kerzner International receives a company acquisition proposal which the board of directors (acting through the special committee) concludes in good faith constitutes a superior proposal and the board of directors determines in good faith (after consulting with outside counsel) that the failure to take such action would violate its fiduciary duties. The board of directors of Kerzner International may not take such action unless:

•	The company has complied in all material respects with its obligation described under this caption “— No Solicitation of Company Acquisition Proposals; No Adverse Recommendation Changes”; and

•	The company notifies Buyer and Merger Sub in writing five business days prior to taking such action and negotiates with Buyer during this period to adjust the terms of the merger agreement so that the superior proposal no longer qualifies as such. The company is obligated to provide an additional notice and negotiate for an additional five day period in the event of any material revisions to the superior proposal.
      Notwithstanding any withdrawal or modification of our board of directors’ recommendation, we are obligated to hold an extraordinary general meeting of our shareholders in order for our shareholders to vote on the proposal to approve the merger agreement.
      The merger agreement also permits Kerzner International to make other disclosures required by applicable law so long as the board of directors expressly reaffirms its recommendation of the merger agreement.
Representations and Warranties
      The merger agreement contains representations and warranties made by Kerzner International, Buyer and Merger Sub to each other as of specific dates. The statements embodied in those representations and warranties were made for purposes of the merger agreement and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of the merger agreement. In addition, some of those representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from that generally applicable to shareholders or may have been used for the purpose of allocating risk between the parties to the merger agreement rather than establishing matters as facts.
      The representations and warranties made by Kerzner International to Buyer and Merger Sub include representations and warranties relating to, among other things:

•	due organization, power and standing and other corporate matters;

•	authorization, execution, delivery and enforceability of the merger agreement and related matters;

•	the consents Kerzner International is required to obtain and the filings Kerzner International is required to make in connection with entry into the merger agreement and consummating the proposed merger and related transactions;

•	absence of conflicts with, violations of or default under organizational documents, contracts, judgments, orders, laws or regulations as a result of execution, delay and performance of the merger agreement and consummating the proposed merger and related transactions;

•	capitalization;

•	subsidiaries and joint ventures;

•	the accuracy and completeness of the information contained in the reports and financial statements that Kerzner International has filed with the SEC, and the compliance of our SEC filings with applicable requirements of Federal securities laws;

•	undisclosed liabilities;

•	the accuracy and compliance of this proxy statement with applicable legal requirements;

•	the absence of a material adverse effect on Kerzner International (as described above under “— Conditions to the Proposed Merger”), since December 31, 2004;

•	the absence of litigation;

•	tax matters, employee benefit plans, ERISA compliance and excess parachute payments;

•	compliance with applicable laws;

•	the absence of undisclosed broker’s fees;

•	the receipt of an opinion from our financial advisor;

•	anti-takeover provisions; and

•	absence of company acquisition proposals.
      The representations and warranties made by Buyer and Merger Sub to Kerzner International include representations and warranties relating to, among other things:

•	due organization, power and standing and other corporate matters;

•	authorization, execution, delivery and enforceability of the merger agreement and related matters;

•	the consents Buyer and Merger Sub are required to obtain and the filings they are required to make in connection with entering into the merger agreement and consummating the proposed merger and related transactions;

•	the absence of any conflict with, violation of, or default under, organizational documents, contracts, judgments, orders, laws or regulations as a result of execution, delivery and performance of the merger agreement and consummating the proposed merger and related transactions;

•	the accuracy of the information supplied for this proxy statement;

•	the absence of undisclosed broker’s fees;

•	sufficiency and effectiveness of, and no default under, the financing commitments, and absence of undisclosed conditions with respect thereto;

•	conduct of business of Buyer and Merger Sub; and

•	absence of voting arrangements among investors in Buyer in respect of company acquisition proposals and superior proposals.
Conduct of Business Pending the Merger
      From March 20, 2006 until the completion of the proposed merger, Kerzner International is obligated to, and to cause its subsidiaries to, conduct their respective businesses in the ordinary and usual course consistent with past practice. In addition, during this period, Kerzner International shall not, and shall not permit any of its subsidiaries to, do any of the following without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed):

•	propose or adopt any change in its organizational or governing documents;

•	merge or consolidate Kerzner International or any of its subsidiaries;

•	sell, lease or otherwise dispose of a material amount of assets or securities, including by merger, consolidation, asset sale or other business combination (including formation of a joint venture);

•	except for specified exceptions, redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify in any material respect the terms of, indebtedness for borrowed money or assume, guarantee or endorse or otherwise become responsible for, whether directly, contingently or otherwise, the obligations of any person;

•	offer, place or arrange any issue of debt securities or commercial bank or other credit facilities that could be reasonably expected to compete with or impede the debt financing arranged by Buyer to fund the proposed merger and related transactions or cause the breach of any provisions of the commitments in respect thereof or cause any condition set forth in those commitments not to be satisfied;

•	make any material loans, advances or capital contributions to, acquisitions or licenses of, or investments in, any other person, except as required by existing contracts;

•	authorize any capital expenditures in excess of $10,000,000 per project or related series of projects of $50,000,000 in the aggregate, other than expenditures necessary to maintain existing assets in good repair and expenditures contemplated by Kerzner International’s 2006 budget and approved development plans;

•	pledge or otherwise encumber shares of capital stock or other voting securities of Kerzner International or any of its subsidiaries;

•	mortgage or pledge any of its material assets, tangible or intangible, or create, assume or suffer to exist any lien thereon, other than specified permitted liens;

•	enter into or amend any contract with any executive officer, director or other affiliate of Kerzner International or any of its subsidiaries or any person beneficially owning 5% or more of Kerzner International’s ordinary shares;

•	except for specified exceptions, (i) split, combine or reclassify any specified securities of Kerzner International or its subsidiaries or amend the terms of any such securities, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any such securities, (iii) issue or offer to issue any such securities, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire, any such securities;

•	except for specified exceptions, (i) adopt, amend or terminate any Kerzner International benefit plan or enter into or amend any collective bargaining agreement or any employment agreement with any officer or director of Kerzner International, (ii) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Kerzner International benefit plan or (iii) increase in any manner the compensation or fringe benefits of any officer or director of Kerzner International by an amount in excess of $1,000,000 in the aggregate;

•	settle or compromise any litigation, or release, dismiss or otherwise dispose of any claim or arbitration, other than settlements or compromises of litigation, claims or arbitration that do not exceed $10,000,000 in the aggregate and do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of Kerzner International;

•	make or change any material tax election, or settle or compromise any material tax liability of Kerzner International or any of its subsidiaries, agree to an extension of the statute of limitations with respect to the assessment or determination of taxes of Kerzner International or its subsidiaries, file any amended tax return with respect to any material tax, enter into any closing agreement with respect to any tax or surrender any right to claim a tax refund;

•	make any change in financial accounting methods or method of tax accounting, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of Kerzner International or its subsidiaries, except insofar as may have been required by a change in GAAP or law;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Kerzner International or any of its subsidiaries (other than the proposed merger and consolidations, mergers or reorganizations solely among wholly owned subsidiaries of Kerzner International), or a letter of intent or agreement in principle with respect thereto;

•	take any action that is intended to or would result in any of the conditions to Buyer’s and Merger Sub’s obligation to complete the proposed merger becoming incapable of being satisfied;

•	take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Kerzner International to consummate the proposed merger or the other transactions contemplated by the merger agreement; or

•	authorize, agree or commit to do any of the foregoing.

Efforts to Complete the Proposed Merger
      Each of the parties to the merger agreement has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the merger agreement, including:

•	preparing and filing as promptly as practicable all documentation to effect all necessary filings, consents, waivers, approvals, authorizations, permits or orders from all governmental authorities, including gaming authorities, or other persons; and

•	in the case of Buyer, enforcing any remedies available to Buyer in the interim investors agreement between Buyer and other members of the investor group.
      In no event, however, shall any shareholder of Buyer or any affiliate of any shareholder of Buyer, be required to take any action with respect to any portfolio company or agree to undertake any divestiture or restrict its conduct with regard to any business other than the business of Kerzner International and its subsidiaries.
      Buyer has agreed to use its reasonable best efforts to arrange the debt financing to fund the proposed merger and related transactions contemplated by the debt financing commitments executed in connection with the merger agreement and to cause its financing sources to fund the financing required to consummate the proposed merger. Kerzner International has agreed to cooperate in connection with the financing. See “Special Factors — Financing for the Proposed Merger” beginning on page 40 for a description of the financing arranged by Buyer to fund the proposed merger and related transactions.
      Buyer has also agreed to use its reasonable best efforts to arrange alternative debt financing on terms not less favorable, taken as a whole, to Buyer and Merger Sub (as determined in Buyer’s reasonable judgment) than those contemplated by the financing commitments in the event any portion of such debt financing becomes unavailable.
      Buyer has agreed that neither it, nor any of its affiliates are permitted to seek or obtain, or engage in any substantive discussions in respect of, any equity commitments or equity financing in respect of the proposed merger or the other transactions contemplated thereby from any person (other than Messrs. Kerzner, Istithmar and their respective affiliates) who, as of April 30, 2006, was required to file a Schedule 13G or Schedule 13D under the Exchange Act as a result of such person’s beneficial ownership of ordinary shares.
      Kerzner International has also agreed to commence offers to purchase and consent solicitations with respect to its and its subsidiaries’ 6 3/4% senior subordinated notes due 2015 and its convertible notes due 2024, on terms and conditions reasonably acceptable to Buyer and Kerzner International. The completion of such offers and consent solicitation is contingent upon the completion of the proposed merger. Buyer has agreed to reimburse Kerzner International, directly or indirectly, for its reasonable out-of-pocket expenses in relation to such offers and solicitations.
Termination of the Merger Agreement
      The merger agreement may be terminated at any time prior to the completion of the proposed merger:

•	by mutual written consent of Kerzner International, Buyer and Merger Sub.

•	by either Kerzner International or Buyer if:

—	the proposed merger is not completed on or before December 31, 2006, unless the failure to complete the proposed merger is principally the result of, or caused by, a breach by the party seeking to terminate the merger agreement;

—	an unappealable law, injunction or order prevents the completion of the proposed merger, unless a breach by the party seeking to terminate the merger agreement is the principal cause of or resulted in the unappealable law, injunction or order; or

—	our shareholders fail to approve the merger agreement at an extraordinary general meeting called for that purpose.

•	by Kerzner International if:

—	a breach by Buyer or Merger Sub of any representation, warranty, covenant or agreement in the merger agreement that is incapable of being cured by December 31, 2006 occurs which would cause any of the conditions to Kerzner International’s obligation to complete the proposed merger set forth under the subsection “— Conditions to Our Obligation to Complete the Proposed Merger” not to be satisfied (unless Kerzner International is then in material breach of the merger agreement);

•	by Buyer or Merger Sub if:

—	a breach by Kerzner International of any representation, warranty, covenant or agreement in the merger agreement that is incapable of being cured by December 31, 2006 occurs which would cause any of the conditions to Buyer’s and Merger Sub’s obligation to complete the proposed merger set forth under the subsection “— Conditions to Obligations of Buyer and Merger Sub to Complete the Proposed Merger” not to be satisfied (unless Buyer or Merger Sub is then in material breach of the merger agreement);

—	prior to obtaining shareholder approval of the merger agreement, our board of directors or any committee thereof withdraws or modifies its recommendation of the merger agreement in a manner adverse to Buyer or Merger Sub, or publicly proposes to effect such a withdrawal or modification, or approves or recommends a company acquisition proposal other than the proposed merger to our shareholders; or

—	Kerzner International willfully and materially breaches its obligations described under the caption “No Solicitation of Company Acquisition Proposals; No Adverse Recommendation Changes” in any respect adverse to Buyer and Merger Sub.
Termination Fees; Expense Reimbursement
      Under the merger agreement, Kerzner International will be obligated to pay Buyer a termination fee of $95,404,000 if:

•	prior to obtaining shareholder approval of the merger agreement, Buyer terminates the merger agreement because our board of directors or any committee thereof approves or recommends a company acquisition proposal other than the proposed merger to our shareholders;

•	Buyer terminates the merger agreement because Kerzner International willfully and materially breaches its obligations described under the caption “ — No Solicitation of Company Acquisition Proposals; No Adverse Recommendation Changes” in any respect adverse to Buyer and Merger Sub;

•	prior to obtaining shareholder approval of the merger agreement, Buyer terminates the merger agreement because our board of directors or any committee thereof withdraws or modifies its recommendation of the merger agreement in a manner adverse to Buyer or Merger Sub, or publicly proposes to effect such a withdrawal or modification, and prior to the event giving rise to Buyer’s right to terminate, a company acquisition proposal shall have been publicly announced or otherwise made known to any executive officer or director of Kerzner International; or

•	Kerzner International or Buyer terminates the merger agreement after our shareholders fail to approve the merger agreement at the extraordinary general meeting under circumstances in which the obligations of Messrs. Kerzner, WLG and Istithmar to vote in favor of the merger agreement have been satisfied in all material respects. This fee will only be payable if, a proposal for an alternative merger or other business combination or acquisition of 50% or more of the stock, assets or business of Kerzner International and its subsidiaries, taken as a whole, is publicly announced or otherwise made known to any executive officer or director of Kerzner International prior to our extraordinary general meeting and within 12 months after such termination, Kerzner International or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, any such proposal.

      Expense Reimbursement. If the merger agreement is terminated (or could have been terminated) by Kerzner International or Buyer because our shareholders failed to approve the merger agreement at the extraordinary general meeting under circumstances in which (i) the obligations of Messrs. Kerzner, WLG and Istithmar to vote in favor of the merger agreement have been satisfied in all material respects and (ii) a termination fee is not payable at such time, Kerzner International will be required to reimburse Buyer and Merger Sub up to $12 million for their actual and reasonably documented out-of-pocket fees and expenses incurred on or prior to such termination in connection with the transactions contemplated by the merger agreement. Any expense reimbursement paid will be credited against any subsequent termination fee that Kerzner International would be required to pay to Buyer if we enter into a definitive agreement with respect to, or consummate, certain alternative merger, business combination or acquisition transactions within twelve months of termination of the merger agreement in the event our shareholders fail to approve the merger agreement.
      One purpose of the termination fee and the expense reimbursement is to compensate Buyer, in the event that the proposed merger is abandoned by Kerzner International to pursue a superior proposal, for the financial and other resources Buyer has expended in connection with entering into the merger agreement and seeking to complete the proposed merger. One effect of the termination fee provision and expense reimbursement is to make it more expensive for any other potential acquiror of Kerzner International to acquire control of Kerzner International.
Other Covenants
      The merger agreement contains other covenants including covenants relating to calling of the extraordinary general meeting, this proxy statement, access to information and public announcements.
Amendment, Extension and Waiver of the Merger Agreement
      The merger agreement may be amended by the parties at any time prior to the completion of the proposed merger, whether before or after Kerzner International’s shareholders approve the merger agreement. Any amendment must be approved by the special committee or, if the committee no longer exists, by a majority of our directors who are not affiliated with Buyer. After Kerzner International’s shareholders approve the merger agreement, any amendment that by Bahamian law requires further shareholder approval will be subject to such approval. The merger agreement may not be amended except in writing and signed by all of the parties to the agreement.
      Prior to the completion of the proposed merger, the parties to the merger agreement may extend the time for performance of any obligations or other acts under the merger agreement, waive any inaccuracies in the representations and warranties in the merger agreement or documents delivered pursuant to the merger agreement, or, subject to applicable law, waive compliance with any agreements or conditions contained in the merger agreement. For as long as the special committee exists, Kerzner International may not extend or waive provisions of the merger agreement unless previously authorized by the special committee. Otherwise, Kerzner International may extend or waive provisions only by resolution of a majority of our directors who are not affiliated with Buyer. Any agreement by any party to the merger agreement to an extension or waiver under the merger agreement will be valid only if in writing. The failure of any party to the merger agreement to assert any rights or remedies under the merger agreement or otherwise will not constitute a waiver of such rights or remedies.
Indemnification Obligations
      The surviving corporation will comply with all of Kerzner International’s and its subsidiaries’ obligations to indemnify and hold harmless their present and former officers and directors against any and all costs, expenses and liabilities relating to any acts or omissions occurring or alleged to occur on or prior to the completion of the proposed merger to the extent provided under their respective organizational documents or agreements in effect on the date of the merger agreement.
      For a period of six years after the completion of the proposed merger, the surviving corporation will maintain in effect the officers’ and directors’ liability insurance policies maintained by Kerzner International and its subsidiaries on the date the merger agreement was signed. If the policies are canceled or terminated, the surviving corporation will substitute policies providing at least the same coverage and amount on no less favorable terms. The surviving corporation is not required to expend annually more than 300% of the annual premium paid by Kerzner International under the policies existing on the date the merger agreement was signed. In lieu of the foregoing insurance coverage, Buyer may direct Kerzner International to purchase “tail” insurance coverage that provides coverage no less favorable than the coverage described above.
Employee Obligations
      For the period commencing upon the completion of the proposed merger and ending on the first anniversary of the completion of the proposed merger, the surviving corporation has agreed to maintain cash compensation (excluding equity equivalents) and welfare benefits for continuing employees of Kerzner International that, in the aggregate, are no less favorable than those in effect immediately prior to the completion of the proposed merger. Notwithstanding the foregoing, the surviving corporation may, after the completion of the proposed merger, amend or terminate any employee benefit plan in accordance with its terms and make such changes as required by applicable law.
      The surviving corporation has also, subject to specified limitations, agreed to recognize an employee’s service with Kerzner International with respect to determining eligibility to participate and vesting (but not for benefit accrual purposes, except for purposes of vacation and severance) under the surviving corporation’s employee benefit plans to the same extent such service is recognized by Kerzner International immediately prior to the completion of the proposed merger. The surviving corporation will also waive pre-existing condition limitations with respect to the current employees of Kerzner International and its subsidiaries under its welfare benefit plans and will recognize expenses incurred by employees prior to the completion of the proposed merger for purposes of satisfying deductibles and maximum out-of-pocket limitations under the surviving corporation’s welfare benefit plans.
      In addition, the surviving corporation will, subject to specified limitations, honor all existing employment, change in control, severance, termination, equity-based, bonus and deferred compensation agreements, plans and policies in effect at the completion of the proposed merger.
      Kerzner International has also agreed to amend the terms of its equity awards to provide that any “change in control” (as defined in the applicable stock plan or agreement) that occurs as a consequence of the consummation of a superior proposal that results in the termination of the merger agreement will result in the accelerated vesting of all of Kerzner International’s stock options, stock appreciation rights and other equity awards upon the earlier of (i) the later of six months from the completion of the transaction relating to such superior proposal and January 1, 2007 or (ii) a “qualifying termination” (as defined in the applicable stock plan or agreement) of the holder’s employment.
PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS
      No provision has been made (i) to grant Kerzner International’s unaffiliated shareholders access to the corporate files of Kerzner International, any other party to the proposed merger or any of their respective affiliates or (ii) to obtain counsel or appraisal services at the expense of Kerzner International or any other such party or affiliate.
DISSENTERS’ RIGHTS
      Under the International Business Companies Act, 2000 of the Commonwealth of The Bahamas, holders of ordinary shares of Kerzner International who give the company written objection to the proposed merger before the shareholder vote will have the right to receive payment of the fair value of their ordinary shares as determined by appraisers designated by the dissenting shareholder and the company if the proposed merger is completed, but only if they comply with the procedures under the International Business Companies Act, 2000 of the Commonwealth of The Bahamas explained below. Your failure to follow the procedures specified under Bahamian law may result in the loss of your dissenters’ rights.
      In order to exercise dissenters’ right, a holder must make written objection and perfect the rights in accordance with Section 83 of the International Business Companies Act, 2000 of the Commonwealth of The Bahamas.
      The following description is intended as a brief summary of the material provisions of the Bahamian law procedures required to be followed in order to perfect dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 83 of the International Business Companies Act, 2000 of the Commonwealth of The Bahamas, the full text of which appears in Annex D to this proxy statement.
      If you elect to dissent from the proposed merger, you must:

•	be a holder of record of our ordinary shares on the date of such dissent;

•	deliver to us a written objection to the proposed merger, including a statement that you propose to demand fair payment for your ordinary shares if the proposed merger is completed, prior to the vote on approval of the merger agreement; and

•	not vote or otherwise consent in writing to the approval of the merger agreement.
      Only a holder of record of our ordinary shares is entitled to elect to exercise dissenters’ rights for the ordinary shares registered in that holder’s name. A shareholder who elects to dissent will do so in respect of all of the ordinary shares he owns.
      All written objections to the proposed merger should be made in writing and addressed to the Secretary of Kerzner International at Kerzner International Limited, Post Office Box                , New York, NY 10203-0174 prior to the shareholder vote on the approval of the merger agreement. The written notice must include (i) name and address of the shareholder, (ii) the number of ordinary shares in respect of which he dissents, and (iii) a demand for payment of fair value for his ordinary shares.
      Within 20 days after shareholder approval of the merger agreement, we must give written notice of such approval to each holder who has properly submitted a written objection or from whom written objection was not required, except those holders who voted for, or consented in writing to, the proposed merger. Within 7 days after the completion of the proposed merger, the surviving corporation in the proposed merger will make a written offer to each dissenting shareholder to purchase his shares at a specified price the surviving corporation determines to be the fair value; and if, within 30 days of such offer, the surviving corporation and the dissenting shareholder agree upon the price to be paid for such ordinary shares, the surviving corporation will pay the shareholder the amount in cash upon his surrender of certificates representing his ordinary shares.
      If the surviving corporation and the dissenting shareholder fail to agree on the price pursuant to the immediately preceding paragraph, within 20 days, the surviving corporation and the dissenting shareholder will each designate an appraiser and the designated appraisers will designate a third appraiser. The three appraisers together will fix the fair value of the ordinary shares owned by the dissenting shareholder.
      Any holder who has given written notice of election to dissent from the proposed merger will no longer have any rights as a shareholder, except the right to be paid fair values for such shares.
      Holders of shares of our ordinary shares who may wish to pursue dissenters’ rights should promptly consult their legal advisors.

RECENT DEVELOPMENTS
      On March 23, 2006, a purported class action complaint naming us and our board of directors as defendants was filed in the Superior Court of State of California, County of Los Angeles by Mr. Joseph Piechura, individually and on behalf of other shareholders of Kerzner International.
      The complaint alleges, among other things, that our board of directors breached their fiduciary duties of care, loyalty, candor and independence to our shareholders in connection with entry into the merger agreement. Among other things, the complaint seeks to declare that the merger agreement is unlawful and unenforceable, to enjoin the completion of the proposed merger while procedures are implemented to obtain the highest possible price for shareholders of Kerzner International, and to direct our directors to obtain a transaction which is in the best interests of the shareholders. The complaint also seeks an award of attorneys’ and experts’ fees. We believe the allegations of this lawsuit are without merit, and the company and its directors intend to oppose this action vigorously in the event it is not dismissed.
MARKET PRICE AND DIVIDEND DATA
      The principal market on which Kerzner International’s ordinary shares is traded is the New York Stock Exchange, where it is traded under the symbol “KZL.”
      The following table sets forth on a per share basis the high and low closing prices of ordinary shares of Kerzner International for the fiscal quarters indicated, as reported on the New York Stock Exchange during the periods shown. The Company has not paid any dividends during these periods. Kerzner International’s existing indebtedness restricts and the acquisition financing described under the caption “Special Factors — Financing for the Proposed Merger” will, following completion of the proposed merger, restrict the company’s ability to pay dividends unless specified criteria are satisfied.

Fiscal 2006	High	Low

First Quarter	$79.43	$64.38
Second Quarter (through May 23, 2006)	$79.84	$76.87

Fiscal 2005	High	Low

First Quarter	$66.90	$56.05
Second Quarter	$61.95	$54.32
Third Quarter	$61.26	$53.59
Fourth Quarter	$69.81	$53.04

Fiscal 2004	High	Low

First Quarter	$46.46	$38.47
Second Quarter	$47.56	$41.41
Third Quarter	$48.04	$42.00
Fourth Quarter	$62.75	$44.50
      The closing price of Kerzner International’s ordinary shares on the New York Stock Exchange on March 17, 2006, which was the last trading day before Kerzner International announced the proposed merger, was $70.36. On May 23, 2006, the last trading day before this proxy statement was filed, the closing price for Kerzner International’s ordinary shares on the NYSE was $79.32. You are encouraged to obtain the current market price for Kerzner International’s ordinary shares in connection with voting your shares.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth, as of May 18, 2006, information concerning the beneficial ownership of Kerzner International’s ordinary shares, par value $0.001 per share, by: (i) Kerzner International, (ii) each person who was known by Kerzner International to be the beneficial owner of more than 5% of such shares; (iii) each of Kerzner International’s directors; (iv) each of Kerzner International’s executive officers; (v) all of Kerzner International’s directors and executive officers as a group, (vi) Buyer, (vii) Merger Sub, (viii) each executive officer of Buyer, Merger Sub, WLG or Istithmar, (ix) each director of Buyer, Merger Sub, WLG or Istithmar and (x) each person controlling Buyer. After reasonable inquiry, the company is not aware of any associate (as defined in Rule 12b-2 of the Exchange Act) or majority-owned subsidiary of any of the foregoing persons that beneficially owns any ordinary shares. The number of shares beneficially owned by each person is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the person has the sole or shared voting power or investment power and also any shares which the person has the right to acquire within 60 days of May 18, 2006 through the exercise of any stock option, stock appreciation right or other right. Except as indicated in the footnotes of this table, each person or entity listed has sole investment and voting power with respect to the shares set forth in the table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of such shares. The number of ordinary shares outstanding as of May 18, 2006 was 36,715,767.

	Number of		Percent of
Beneficial Owner	Shares(1)		Shares

Kerzner International Limited	*	(13)	*
5% Holders
Caledonia Investments PLC	3,038,518	(3)	8.3
Istithmar PJSC(2)	4,500,000	(4)	12.3
World Leisure Group Limited(2)	3,912,019	(5)	10.7
Royale Resorts International Limited (“Kersaf”)	317,134	(6),(7)	0.9
Baron Capital Group, Inc. (“Baron”)	5,787,145	(8)	15.8
Cement Merchants SA (“CMS”)	2,159,193	(7),(9)	5.9

	Number of		Percent of
Beneficial Owner	Shares(1)		Shares

Directors and Executive Officers of Kerzner International
Solomon Kerzner(2)	3,912,019	(10)	10.7
Butch Kerzner(2)	500,000	(11)	1.36
John R. Allison(2)	*		*
Richard M. Levine(2)	*		*
Peter Buckley(2)(14)	*		*
Howard Marks(2)	*		*
Eric Siegel(2)	*		*
Heinrich von Rantzau(2)(15)	*		*
Stephen M. Ross(2)	*		*
Hamed Kazim(2)(16)	*		*
Directors and executive officers of Kerzner International Limited as a group (excluding shares beneficially owned by the Kerzner Family Trust(12))	*		*

	Number of	Percent of
Beneficial Owner	Shares(1)	Shares

Other Parties
K-Two Holdco Limited(2)	*	*
K-Two Subco Limited(2)	*	*
Sultan Ahmed Bin Sulayem(2)(16)	*	*
Ahmed Butti Ahmed(2)(16)	*	*
Giselle Pyfrom(2)	*	*
Muneef Tarmoom(2)(16)	*	*
David Jackson(2)(16)	*	*
Peter Jodlowski(2)(16)	*	*
Montblanc (Directors) Limited(17)	*	*
STC International Limited	*	*

*	Less than 1% of outstanding voting securities.

(1)	The shareholdings in this table include the following numbers of shares subject to issuance upon exercise of options, stock appreciation rights and other equity awards held by such person or entity that were exercisable on or exercisable within 60 days after May 18, 2006: Solomon Kerzner (0), Butch Kerzner (0), John Allison (11,167), Richard Levine (22,500), Peter Buckley (0), Howard Marks (0), Eric Siegel (40,000), Heinrich von Rantzau (0), and Stephen Ross (0).

The table does not include the following numbers of shares subject to issuance upon exercise of options, stock appreciation rights and other equity awards held by such person or entity that were not exercisable within 60 days after May 18, 2006, which options, stock appreciation rights and other equity awards will nonetheless be cancelled at completion of the proposed merger as described under the caption “The Merger Agreement” — Treatment of Stock Options and Other Equity Awards”: Solomon Kerzner (750,000), Butch Kerzner (1,250,000) (includes the 500,000 restricted shares granted to Butch Kerzner referenced in the table above), John Allison (25,834), Richard Levine (50,167), Peter Buckley (2,667), Howard Marks (2,667), Eric Siegel (2,667), Heinrich von Rantzau (2,667), and Stephen Ross (1,000).

See the section captioned “Special Factors — Interests Of Our Directors And Executive Officers In The Proposed Merger — Stock Options and Other Equity Awards” on page 35 for additional information regarding the stock options, stock appreciation rights and other equity-based awards held by our directors and executive officers, including information about the accelerated vesting in connection with completion of the proposed merger of unvested stock options, stock appreciation rights, restricted shares and restricted stock units held by our directors and executive officers.

(2)	See “Information Regarding Transaction Participants” on page 72 for a description of each of these persons.

(3)	Consists of: (i) 2,922,293 ordinary shares held by Caledonia (based upon information contained in the Schedule 13D/ A filed by Caledonia on June 24, 2005) and (ii) 116,225 ordinary shares over which Caledonia has a proxy (see Note 6 below).

(4)	Based upon information contained in the Schedule 13D/ A filed by Istithmar on May 2, 2006.

(5)	Consists of: (i) 3,795,794 ordinary shares held for the account of WLG (based upon information contained in the Schedule 13D/ A filed by Solomon Kerzner on May 2, 2006) and (ii) 116,225 ordinary shares over which WLG has a proxy (see Note 5 below). The Kerzner Family Trust is controlled by Solomon Kerzner.

(6)	Consists of 317,134 ordinary shares held by Royale Resorts International Limited (“RRIL”) and Royale Resorts Holdings Limited (“RRHL”), a wholly-owned subsidiary of RRIL, each of which companies are jointly owned by Kersaf and CMS (73.3% by Kersaf and 26.7% by CMS).

Kersaf does not have any voting rights with respect to its ordinary shares of Kerzner International. In connection with the July 2001 restructuring of Kerzner International’s then majority shareholder,

Kersaf and certain of its affiliates granted irrevocable proxies, in varying amounts, to vote all of its ordinary shares to Caledonia, WLG and CMS (the “Kersaf Proxy Shares”). See “Special Factors — Other Agreements Involving Kerzner International’s Securities”. Therefore, the amounts presented in this table for Caledonia and WLG each include 116,225 of the Kersaf Proxy Shares. The amounts presented in this table for CMS include the remaining 84,684 of Kersaf Proxy Shares.

(7)	Amounts presented in this table reflect the beneficial ownership by each of Kersaf and CMS of the 317,134 ordinary shares held by RRIL and RRHL; Kersaf and CMS share dispositive power over the 317,134 ordinary shares held by RRHL and RRIL due to their joint ownership of RRHL and RRIL.

In addition, pursuant to an agreement entered in July 2001, RRHL and RRIL granted to CMS an option to purchase all or a portion of 1,150,000 of our ordinary shares then held by RRHL and RRIL. The number of ordinary shares subject to this option is currently 84,684 ordinary shares. This option expires on July 2, 2006. Amounts presented in this table treat all of the ordinary shares subject to this option as being beneficially owned by both Kersaf and CMS, both due to the shared rights of disposition described in the preceding paragraph and the option. See “Special Factors — Other Agreements Involving Kerzner International’s Securities”.

(8)	Based upon information contained in the Schedule 13D filed by Baron on April 24, 2006.

(9)	Consists of: (i) 1,842,059 ordinary shares held by CMS and (ii) 317,134 ordinary shares held by RRHL and RRIL over which CMS and Kersaf share dispositive power as discussed in Note 7 above, which shares include 84,684 Kersaf Proxy Shares as defined and discussed in Note 6 above. Based upon information contained in the Schedule 13D/ A filed by CMS on February 23, 2006.

(10)	Total shares beneficially owned by Solomon Kerzner as of the date hereof consists of (i) 3,795,794 ordinary shares held for the account of WLG and (ii) 116,225 Kersaf Proxy Shares as defined and discussed in Note 6 above. WLG is owned and controlled by the Kerzner Family Trust, a trust organized under the laws of the British Virgin Islands (“KFT”), and the Howard B. Kerzner Family Trust, a trust organized under the laws of the British Virgin Islands (“HBKFT”). Both KFT and HBKFT are controlled by Mr. Solomon Kerzner.

(11)	Represents 500,000 restricted shares granted pursuant to the Restricted Stock Agreement between Kerzner International and Butch Kerzner.

(12)	If the directors and officers as a group were to exercise their options exercisable as of May 18, 2006 and options exercisable within 60 days after May 18, 2006, they would own 0.2% of the ordinary shares outstanding as of May 18, 2006 (excluding shares beneficially owned by the Kerzner Family Trust).

(13)	Kerzner International holds 7.1 million ordinary shares in treasury.

(14)	Excludes 3,038,518 ordinary shares held by Caledonia, which may be deemed beneficially owned by Mr. Buckley as the Chairman of Caledonia. Mr. Buckley disclaims beneficial ownership of the 3,038,518 shares held by Caledonia.

(15)	Excludes 2,159,193 ordinary shares held by CMS which may be deemed beneficially owned by Mr. von Rantzau as a principal of CMS. Mr. von Rantzau disclaims beneficial ownership of the 2,159,193 shares held by CMS.

(16)	Excludes 4,500,000 ordinary shares held by Istithmar which may be deemed beneficially owned by the executive officers and directors of Istithmar. Each of the executive officers and directors of Istithmar disclaim beneficial ownership of the 4,500,000 shares held by Istithmar.

(17)	Excludes 3,912,019 ordinary shares held by WLG which may be deemed beneficially owned by Montblanc (Directors) Limited as the sole director of WLG. Montblanc (Directors) Limited disclaims beneficial ownership of the 3,912,019 shares held by WLG.
TRANSACTIONS IN ORDINARY SHARES
      In August 2005, our board of directors approved a share repurchase program authorizing Kerzner International to purchase up to two million of our ordinary shares. The share repurchases will be made at management’s discretion from time to time in the open market, through block trades or otherwise. Depending upon market conditions and other factors, share repurchases may be commenced or suspended at any time or from time to time without prior written notice. Kerzner International has purchased 612,500 ordinary shares pursuant to this program since August 2005 on the open market at prices ranging from $57.03 to $58.98. The average purchase price paid by Kerzner International was $58.21 for the third quarter of 2005.
      On August 4, 2005, Kerzner International entered into a Restricted Stock Agreement with Butch Kerzner, pursuant to which Kerzner International granted Butch Kerzner 500,000 restricted shares under the 2003 Plan. This long-term arrangement does not provide for vesting of any of the granted shares until 2009 at the earliest and postpones the vesting of the final tranche of granted shares until not earlier than 2011, except in limited circumstances that relate to a termination of Butch Kerzner’s employment or the occurrence of a change of control of the company. In addition, in all cases, the vesting of the granted shares is subject to achievement of specified target stock prices (other than in the event of a change of control, in which case the vesting is based upon a deal price above a threshold rather than the more customary automatic vesting of granted shares irrespective of price). In addition, prior to vesting, the restricted shares must be voted by Butch Kerzner in accordance with the recommendations of the company’s board of directors or, in the event that the board of directors does not make a recommendation, in the same proportion as all other ordinary shares of the company. Notwithstanding the foregoing, in connection with the proposed merger, all of Mr. Kerzner’s restricted shares will vest immediately prior to the completion of the proposed merger and will be contributed to Buyer in exchange for shares of Buyer’s capital stock, as described above under the caption “— Investment by Certain Members of Our Board of Directors and Management in Buyer” on page 35.
      In August 2004, Kerzner International sold 3 million newly issued ordinary shares at a price of $51.25 per share to Istithmar, resulting in net proceeds of $153.4 million. As a part of Istithmar’s overall investment in Kerzner International, Istithmar also entered into purchase agreements with two of Kerzner International’s shareholders to purchase an additional 1.5 million ordinary shares at $47.50 per share, the market price at the time the purchase agreements were executed. These secondary sales closed simultaneously with Istithmar’s purchase of ordinary shares from Kerzner International. The average purchase price paid by Istithmar for such ordinary shares was $50 per share.
SUMMARIZED FINANCIAL INFORMATION
      The following table sets forth summary historical consolidated financial information of Kerzner International for each of the two years ended December 31, 2005 and 2004. The historical financial information as of December 31, 2005 and 2004 has been derived from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in the company’s Annual Report on Form 20-F for the year ended December 31, 2005. The information set forth below is not necessarily indicative of future results and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included in the company’s Annual Report on Form 20-F for the year ended December 31, 2005. See “Where

You Can Find More Information” for a description of how to obtain a copy of such Annual Report. Amounts are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP.

	For the Year Ended
	December 31,

	2005(a)	2004(b)

	(In thousands of
	U.S. dollars, except per
	share data)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Gross revenue	$745,763	$644,119
Net revenue	721,524	621,085
Costs and expenses	689,343	570,738
Income from operations	32,181	50,347
Relinquishment fees — equity in earnings of TCA	37,882	35,909
Net income(c)	52,217	68,132
Basic earnings per share:
Net income per share	$1.46	$2.09
Diluted earnings per share:
Net income per share	$1.39	$2.01

	For the Year Ended
	December 31,

	2005	2004

	(In thousands of
	U.S. dollars, except per
	share data)
CONSOLIDATED BALANCE SHEET DATA:
Assets
Current assets	269,724	491,901
Noncurrent assets	2,006,898	1,595,374

Liabilities
Current liabilities	253,939	185,416
Noncurrent liabilities	857,158	781,647
Shareholders’ equity	1,161,762	1,116,278
Number of shares outstanding, net of treasury shares	36,501	35,900

(a)	Kerzner International consolidated Reethi Rah Resort Pvt Ltd (“Reethi Rah”) effective May 1, 2005, and Residences at Atlantis Development Limited effective August 30, 2005, in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46R “FIN 46R”), “Consolidation of Variable Interest Entities”, which increased revenue, costs and expenses, assets and liabilities. During 2005, Kerzner International recognized an impairment of notes receivable of $27.8 million related to Reethi Rah and a $11.2 million write off of UK gaming costs. Kerzner International also recognized a loss on early extinguishment of debt of $27.9 million, representing costs associated with the September 2005 tender for our 8 7/8 % Senior Subordinated Notes and realized a tax benefit of $15.7 million related to this refinancing.

(b)	Kerzner International consolidated Palmilla JV, LLC effective January 1, 2004, in accordance with FIN 46R, which increased revenues, costs and expenses, assets and liabilities. During 2004, we recognized a $7.3 million impairment with respect to its Atlantic City land, $4.6 million of expenses related to Hurricane Frances as well as operating losses from Palmilla JV, LLC, which reflect $3.3 million of pre-opening expenses.

(c)	There were no discontinued operations for either of the years ended December 31, 2005 or 2004.

      The book value per ordinary share of Kerzner International as of December 31, 2005 was $31.83.
RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended
	December 31,

	2005	2004

	(In thousands of
	U.S. dollars)
Income from continuing operations before provision for income taxes and minority interest	29,299	61,322
Fixed charges	59,019	45,266
Amortization of capitalized interest	2,335	2,007
Distributed income of equity investees	39,399	36,974
Less: Equity (earnings) losses in equity investees	(59,974)	(43,364)
Less: Capitalized interest	(11,814)	(5,806)
Less: Minority Interest that have not incurred fixed charges	6,814	7,234

Earnings available for fixed charges	65,078	103,633

Interest expense and amortization of debt issuance costs, discounts and premiums	44,087	36,814
Capitalized interest	11,814	5,806
Interest component of rentals(1)	3,118	2,646

Total fixed charges	59,019	45,266

Ratio of earnings to fixed charges	1.10	2.29

(1)	Kerzner International estimates the interest component of rentals to be 0.33.
      Kerzner International has calculated the ratio of earnings to fixed charges by dividing earnings by fixed charges. For the purpose of computing the ratio of earnings to fixed charges, “earnings” is defined as pretax income (loss) from continuing operations before adjustment for minority interest or income or loss from equity investees, plus fixed charges, amortization of capitalized interest, distributed income of equity investees less interest capitalized and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” consist of interest expense, amortization of debt issuance costs, discounts and premiums, capitalized interest and that portion of rental expense that we believe to be representative of the interest component.

INFORMATION REGARDING TRANSACTION PARTICIPANTS
Kerzner International Limited
      The current directors of Kerzner International, which is the issuer of the ordinary shares which are the subject of the going private transaction, are:

		Director
Name	Country of Citizenship	Since

Solomon Kerzner	South Africa	1993
Peter Buckley	United Kingdom	1994
Howard Marks	United States	1994
Eric Siegel	United States	1994
Heinrich von Rantzau	Germany	2001
Butch Kerzner	South Africa	2004
Hamed Kazim	United Arab Emirates	2004
Stephen M. Ross	United States	2005
      The current executive officers of Kerzner International are:

		Country of		Officer
Name	Title	Citizenship	Age	Since

Solomon Kerzner	Chairman of the Board of Directors	South Africa	70	1993
Butch Kerzner	Chief Executive Officer and Director	South Africa	42	1995
John R. Allison	Executive Vice President — Chief Financial Officer	South Africa	59	1994
Richard M. Levine	Executive Vice President — General Counsel	United States	44	2004
      The following sets forth the business and background of each executive officer, director and controlling person of Kerzner International. The current business address of each such person is c/o Kerzner International Limited at our principal executive offices located at Coral Towers, Paradise Island, The Bahamas and the business telephone number of such person is our business telephone number (242) 363-6000. The beneficial ownership of each of the persons listed below of ordinary shares of Kerzner International is described under the caption “Security Ownership of Certain Beneficial Owners and Management” on page 66. During the past five years none of our directors or executive officers have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
      Solomon Kerzner, Chairman of the Board of Directors: Mr. Kerzner has been our Chairman since October 1993. From October 1993 to June 1996, Mr. Kerzner served as our President and from October 1993 until December 2003, he served as our Chief Executive Officer. Mr. Kerzner is one of the visionary leaders of the resort and gaming industries. Prior to founding Kerzner International, Mr. Kerzner pioneered the concept of an entertainment and gaming destination resort designed and managed to appeal to multiple market segments by developing Sun City, located near Johannesburg, South Africa. Sun City features four hotels with approximately 1,300 rooms, an entertainment center, a 46-acre man-made lake for water sports and approximately 55,000 square feet of gaming space. In 1992, Sun City was expanded to include The Lost City, a themed resort that features a 350-room luxury hotel and a man-made jungle in which over one million trees were transplanted. Mr. Kerzner has been responsible for the development of 21 hotels and founded both of southern Africa’s largest hotel groups, Southern Sun Hotels and Sun International South Africa. We do not have any interest in any of the southern African properties developed by Mr. Kerzner. Mr. Kerzner is the father of Butch Kerzner. Mr. Kerzner is a member of the investor group.

      Butch Kerzner, Chief Executive Officer and Director: Mr. Kerzner has been our Chief Executive Officer since January 1, 2004 and a director since December 8, 2004. Mr. Kerzner joined Kerzner International in May 1995 as Executive Vice President — Corporate Development and was President from June 1996 until December 2003. Prior to that time, he was Director — Corporate Development of Sun International Investments Limited, which was formerly our majority shareholder, from September 1992. Previously, Mr. Kerzner was an Associate of Lazard Frères & Co. LLC, an investment bank from September 1991. Prior to that, Mr. Kerzner worked for the First Boston Corporation, an investment bank. Mr. Kerzner is the son of Mr. Solomon Kerzner. Mr. Kerzner is a member of the investor group.
      John R. Allison, Executive Vice President — Chief Financial Officer: Mr. Allison joined Kerzner International in May 1995 as Chief Financial Officer. Mr. Allison joined Sun International Investments Limited, which was formerly our majority shareholder, in March 1994 as Group Financial Director. From December 1987 until February 1994, Mr. Allison was Financial Director of Sun International Inc., a resort and management holding company with interests in approximately 27 hotels in southern Africa. Prior to that time, he was the Group Financial Director of Kimberly-Clark (South Africa) Limited, a health and hygiene company, for four years. He is a fellow of the Institute of Chartered Accountants in England and Wales and a member of the South African Institute of Chartered Accountants.
      Richard M. Levine, Executive Vice President — General Counsel: Mr. Levine joined Kerzner International in April 2004 as Executive Vice President and General Counsel. Mr. Levine began his legal career with the law firm of Cleary, Gottlieb, Steen & Hamilton and worked as an associate in both their New York and Tokyo offices. Mr. Levine subsequently joined Credit Suisse First Boston as the General Counsel for its Private Equity Division in 1995 and most recently was General Counsel for a private equity firm, Hellman & Friedman, LLC. Mr. Levine is associated with the investor group.
      Peter N. Buckley, Director: Mr. Buckley has been a director since April 1994. Mr. Buckley is also the Chairman of Caledonia Investments plc, an investment trust, (appointed 1994) and was the Chief Executive Officer of Caledonia from 1987 to 2002. As of May 18, 2006, Caledonia beneficially owned approximately 8.3% of our ordinary shares. He is also a non-executive director of Close Brothers Group plc, a merchant bank headquartered in London, and Bristow Group Inc., a helicopter transportation service provider (a NYSE listed company). Mr. Buckley is a member of the special committee.
      Hamed Kazim, Director: Mr. Kazim has been a director since December 8, 2004. Mr. Kazim served as the Managing Partner of Arthur Anderson-Dubai from October 1983 until June 2002 and Managing Partner of Ernst & Young-Dubai from June 2002 until June 2004 when he joined The Corporate Office as Group Chief Financial Officer and Head of The Corporate Office. The Corporate Office is an arm of the Government of Dubai, which ultimately controls Istithmar. During 1999 and 2000, Mr. Kazim was seconded to Dubai Internet City as Chief Executive Officer to start the project. Mr. Kazim has also acted as an advisor to some of the largest groups in Dubai on various organizational and business issues. Mr. Kazim is associated with the investor group.
      Howard S. Marks, Director: Mr. Marks has been a director since April 1994. Mr. Marks is Chairman of Oaktree Capital Management, LLC, which manages funds in excess of $30.0 billion for institutional investors. Previously, Mr. Marks was employed by The TCW Group, Inc. where he became Chief Investment Officer for Domestic Fixed Income and President of its largest affiliate, TCW Asset Management Company. Mr. Marks is a member of the special committee.
      Eric B. Siegel, Director: Mr. Siegel has been a director since April 1994. Mr. Siegel is a retired limited partner of Apollo Advisors, L.P., a private equity firm, where he worked from 1990 to 1995. Mr. Siegel has worked as a consultant since that time. Mr. Siegel is also a director and Chairman of the Executive Committee of El Paso Electric Company (a NYSE-listed company) and is a director of Ares Capital Corporation, an investment management company (a NASDAQ-listed company). Mr. Siegel is the chairman of the special committee.

      Heinrich von Rantzau, Director: Mr. von Rantzau has been a director since July 2001. Mr. von Rantzau is a principal of Cement Merchants SA, which as of May 16, 2006 beneficially owned approximately 5.9% of our ordinary shares, and since October 1978 has been an executive of Deutsche Afrika-Linien GmbH, Reederei John T. Essberger and VORA Schiffahrts-und Beteiligungsgesellschaft GmbH, each a shipping company. Mr. von Rantzau is a board member of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and a member of the Trade Advisory Board of Germanischer Lloyd, Lloyd’s Register of Shipping and German National Committee. Mr. von Rantzau is a member of the special committee.
      Stephen M. Ross, Director. Mr. Ross has been a director since June 2005. Since 1972, Mr. Ross has been the Chairman, Chief Executive Officer and founder of The Related Companies, L.P., a developer, manager and financier of premier real estate properties, including the Time Warner Center in New York City. Mr. Ross is a founder and Chairman of CharterMac, a real estate finance company (a NYSE-listed company) and a director of the Real Estate Board of New York and the Juvenile Diabetes Foundation. Mr. Ross is also Chairman of Equinox Holdings, Inc., an operator of upscale fitness clubs, which was acquired by The Related Companies, L.P., in February 2006. Mr. Ross is a member of the investor group.
Solomon Kerzner
      Solomon Kerzner is Chairman of the Board of Directors of Kerzner International. Refer to “Information Regarding Transaction Participants — Kerzner International Limited” for more information regarding Mr. Kerzner’s employment history, citizenship and his business address and telephone number.
      During the past five years, Mr. Kerzner has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.
Butch Kerzner
      Butch Kerzner is Chief Executive Officer and a director of Kerzner International. Refer to “Information Regarding Transaction Participants — Kerzner International Limited” for more information regarding Mr. Kerzner’s employment history, citizenship and his business address and telephone number.
      During the past five years, Mr. Kerzner has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
World Leisure Group Limited
      World Leisure Group Limited is a British Virgin Islands holding company owned and controlled by the Kerzner Family Trust and the Howard B. Kerzner Family Trust, which trusts are controlled by Solomon Kerzner. World Leisure Group’s principal business address is Ground Floor, Sir Walter Raleigh House, 48-50 The Esplanade, St Helier, Jersey JE1 4HH, England and the phone number at this address is +44 1534 82300.
      Montblanc (Directors) Limited is the sole director of WLG. Montblanc (Directors) Limited is a corporate director company affiliated with the trustees of the Kerzner Family Trust and the Howard B Kerzner Family Trust. Montblanc (Directors) Limited’s business address is Ground Floor, Sir Walter Raleigh House, 48-50 The Esplanade, St Helier, Jersey JE1 4HH, England and the phone number at this address is +44 1534 82300.

      STC International Limited, a British Virgin Islands company, is the secretary and only officer of WLG. STC International Limited’s business address is Ground Floor, Sir Walter Raleigh House, 48-50 The Esplanade, St Helier, Jersey JE1 4HH, England and the phone number at this address is +44 1543 82300.
      During the past five years, none of the entities described above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Istithmar PJSC
      Istithmar PJSC is a public joint stock company incorporated under the laws of Dubai, United Arab Emirates. Istithmar is a major investment house based in the United Arab Emirates focusing on private equity, real estate and other alternative investments. Istithmar is indirectly wholly-owned and ultimately controlled by the Government of Dubai. Istithmar’s principal business address is Emirates Towers, Level 4, Sheikh Zayed Road, P.O. Box 17000, Dubai, United Arab Emirates and its telephone number is +971 4 390-2100.
      The names and material occupations, positions, offices or employment during the past five years of the current executive officers and directors of Istithmar are as follows:
      Sultan Ahmed Bin Sulayem, Chairman. Mr. Bin Sulayem has served as the Chairman of the Board of Istithmar since its establishment in 2003. He also has served as the Executive Chairman for the Dubai Ports, Customs and Free Zone Corporation since its establishment in 2001, as well as the chairman of Nakheel LLC, a Dubai real estate development company responsible for world-class developments including The Palm and The World Islands. Mr. Bin Sulayem also has chaired Tejari.com and Dubai Metals and Commodities Centre. The current business address of Mr. Bin Sulayem is c/o Emirates Towers, Level 47, Sheikh Zayed Road, P.O. Box 17000, Dubai, United Arab Emirates. Mr. Bin Sulayem is a citizen of the United Arab Emirates.
      Hamed Kazim, Director. Refer to “Information Regarding Transaction Participants — Kerzner International” for more information regarding Mr. Kazim’s employment history and his business address and telephone number. Mr. Kazim is a citizen of the United Arab Emirates.
      Muneef Tarmoom, Chief Executive Officer. Mr. Tarmoom has lead Istithmar’s executive management team as Chief Executive Officer since January 2006. Prior to joining Istithmar, Mr. Tarmoom was head of the European equities investment team and a senior member of the Global private equity and asset allocation working committees at the Abu Dhabi Investment Authority (ADIA) from August 1991 to November 2005. Mr. Tarmoom is a citizen of the United Arab Emirates.
      David Jackson, Chief Investment Officer. Mr. Jackson has served as the Chief Investment Officer of Istithmar since January 2004. Mr. Jackson is responsible for the overall business development of the investment and advisory services initiated by Istithmar. Before joining Istithmar, Mr. Jackson served as a partner at Marco Polo Partners, LLC from August 2001 to December 2003 and as an investment banker at Lehman Brothers from August 1993 until August 2001. Mr. Jackson also serves on a number of boards of directors, including the boards of Bank Muscat International, Loehmann’s, Inc., Souq Residence FZ LLC and Souq Palm FZ LLC. Mr. Jackson is a citizen of the United States of America.
      Peter Jodlowski, Chief Financial Officer. Mr. Jodlowski has served as the Chief Financial Officer of Istithmar since February 2005. Before joining Istithmar, Mr Jodlowski was Middle East General Manager and Middle East Finance Director for Marconi plc from August 2000 until February 2005 Mr. Jodlowski also serves on a number of boards of directors, including the boards of Kerzner Istithmar Limited, Souq Residence FZ LLC, Souq Palm FZ LLC and Palm Water LLC. Mr. Jodlowski is a citizen of the United Kingdom.
      The current business address of each such person, other than Mr. Bin Sulayem and Mr. Kazim, is c/o Emirates Towers, Level 4, Sheikh Zayed Road, P.O. Box 17000, Dubai, United Arab Emirates and the business telephone number of such person is +971 4 390-2100.

      During the past five years, none of the persons or entities described above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Stephen M. Ross
      Stephen M. Ross is a Director of Kerzner International. Refer to “Information Regarding Transaction Participants — Kerzner International Limited” for more information regarding Mr. Ross’s employment history, citizenship and his business address and telephone number.
      During the past five years, Mr. Ross has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
K-Two Holdco Limited or Buyer
      K-Two Holdco Limited is a Bahamian international business company that was formed solely for the purpose of acquiring Kerzner International. Upon the completion of the proposed merger, K-Two Holdco Limited will be the sole owner of Kerzner International. K-Two Holdco Limited has not engaged in any business except as contemplated in the merger agreement, including in connection with arranging the financing for the proposed merger. The principal executive offices of K-Two Holdco Limited are located at Coral Towers, Paradise Island, The Bahamas and its telephone number is (242) 363-6000.
      The following sets forth the business and background of the current executive officers and directors of K-Two Holdco Limited. Unless otherwise noted, the current business address of each such person is c/o K-Two Holdco Limited, Coral Towers, Paradise Island, The Bahamas and its telephone number is (242) 363-6000.
      Butch Kerzner, President and Director. Refer to “Information Regarding Transaction Participants — Kerzner International Limited” for more information regarding Mr. Kerzner’s employment history and his business address and telephone number.
      Giselle M. Pyfrom, Vice President and Secretary. Ms. Pyfrom is the Vice President and General Counsel of Kerzner International Bahamas Limited. Ms. Pyfrom joined Kerzner International in 1977 and has been employed by Kerzner International since that time. The current business address of Ms. Pyfrom is c/o Kerzner International Limited, Executive Offices, Coral Towers, Paradise Island, The Bahamas. Ms. Pyfrom is a citizen of the Commonwealth of The Bahamas and the United Kingdom.
      During the past five years, none of the persons or entities described above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
K-Two Subco Limited or Merger Sub
      K-Two Subco Limited is a Bahamian international business company that was formed solely for the purpose of completing the proposed merger. Upon the completion of the proposed merger, K-Two Subco Limited will cease to exist and Kerzner International will continue as the surviving corporation. K-Two Subco Limited is wholly-owned by K-Two Holdco Limited and has not engaged in any business except as contemplated in the merger agreement, including in connection with the arranging of the acquisition financing. The principal executive offices of K-Two Subco Limited are located at Coral Towers, Paradise Island, The Bahamas and its telephone number is (242) 363-6000.

      The following sets forth the business and background of the current executive officers and directors of K-Two Subco Limited. Unless otherwise noted, the current business address of each such person is c/o K-Two Subco Limited, Coral Towers, Paradise Island, The Bahamas and its telephone number is (242) 363-6000.
      Butch Kerzner, President and Director. Refer to “Information Regarding Transaction Participants — Kerzner International Limited” for more information regarding Mr. Kerzner’s employment history and his business address and telephone number.
      Giselle M. Pyfrom, Vice President and Secretary. Refer to “Information Regarding Transaction Participants — K-Two Holdco Limited” for more information regarding Ms. Pyfrom’s employment history and his business address and telephone number.
      During the past five years, none of the persons or entities described above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
FUTURE SHAREHOLDER PROPOSALS
      If the proposed merger is completed, we will not have public shareholders and there will be no public participants in any future shareholders meetings. However, if the proposed merger is not completed, we plan to hold our 2006 Annual Meeting.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This proxy statement contains forward-looking statements about our plans, objectives, expectations and intentions. You can identify these statements by words such as “expect”, “anticipate”, “intend”, “plan”, “believe”, “seek”, “estimate”, “may”, “will” and “continue” or similar words. You should read statements that contain these words carefully. They discuss our future expectations or state other forward-looking information, and may involve known and unknown risks over which we have no control, including, without limitation:

•	The satisfaction of the conditions to complete the proposed merger, including the receipt of the required shareholder and regulatory approvals;

•	The availability of Buyer and its subsidiary’s financing required to complete the proposed merger;

•	The occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement;

•	The failure of the proposed merger to close for any other reason;

•	The availability of superior proposals to acquire Kerzner International;

•	The outcome of the legal proceedings that have been instituted against us and others following announcement of the merger agreement;

•	General economic and market conditions and demand for Kerzner International’s products;

•	The effect of war, terrorism or catastrophic events;

•	The effect of the announcement of the proposed merger on our customer relationships, operating results and business generally, including the ability to retain key employees; and

•	Other risks detailed in our current filings with the SEC, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
      You should not place undue reliance on forward-looking statements. We cannot guarantee when, or whether, the conditions to the proposed merger will be satisfied or waived and therefore when, or whether, the proposed merger will be completed. In addition, we cannot guarantee any future results, levels of activity, performance or achievements. The statements made in this proxy statement represent our views as of the date of this proxy statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons actual results could differ materially from those anticipated in forward-looking statements, except as required by law.
WHERE YOU CAN FIND MORE INFORMATION
      Kerzner International is subject to the informational requirements of the Exchange Act, applicable to foreign issuers, and in accordance therewith files reports, including annual reports on Form 20-F, and other information with the SEC. Kerzner International makes available to its shareholders annual reports containing audited financial statements within 180 days of the end of each fiscal year and publishes quarterly reports containing selected financial data for the first three quarters of the fiscal year generally within approximately 60 days from the end of such fiscal quarter (in each case, prepared in accordance with GAAP). Kerzner International is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. However, Kerzner International furnishes shareholders with statements with respect to annual or extraordinary general meetings of shareholders, as well as such other reports as may from time to time be authorized by the board of directors or be required under law.
      You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, you may read the SEC filings of Kerzner International at the offices of the New York Stock Exchange, which is located at 20 Broad Street, New York, New York 10005. Such SEC filings are available at the New York Stock Exchange because the ordinary shares of Kerzner International are listed on the New York Stock Exchange.
      In addition, documents filed with or furnished to the SEC by Kerzner International can be obtained by contacting Kerzner International at the following address and telephone number: Kerzner International Limited, Atlantis, Paradise Island, Executive Office, Coral Towers, Nassau, The Bahamas , Attention: Giselle Pyfrom, Telephone: (242) 363 6000, or from Kerzner International’s website, http://kerzner.com.
      If you have questions about the extraordinary general meeting, the proposed merger or this proxy statement, would like additional copies of this proxy statement or the proxy card or have questions about or require assistance in completing and submitting proxy cards, please contact Innisfree M&A Incorporated, our proxy solicitor, at 1-888-750-5834.
      If you would like to request documents from Kerzner International, please do so at least 10 business days before the date of the extraordinary general meeting in order to receive timely delivery of those documents prior to the extraordinary general meeting.
      You should rely only on the information contained in this proxy statement and the annexes attached hereto to vote your shares at the extraordinary general meeting. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement.
      This proxy statement is dated                     , 2006. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date, and the mailing of this proxy statement to shareholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

ANNEX A
      The merger agreement has been included to provide you with information regarding its terms.
      The merger agreement contains representations and warranties made by Kerzner International, Buyer and Merger Sub to each other as of specific dates. The statements embodied in those representations and warranties were made for purposes of the merger agreement and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of the merger agreement. In addition, some of those representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from that generally applicable to shareholders or may have been used for the purpose of allocating risk between the parties to the merger agreement rather than establishing matters as facts.

AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
KERZNER INTERNATIONAL LIMITED,
K-TWO HOLDCO LIMITED
AND
K-TWO SUBCO LIMITED
APRIL 30, 2006

A-i

A-ii

ANNEX A
AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER
      This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of this 30th day of April, 2006 by and among Kerzner International Limited, an international business company incorporated under the laws of the Commonwealth of The Bahamas (the “Company”), K-Two Holdco Limited, an international business company incorporated under the laws of the Commonwealth of The Bahamas (“Parent”), and K-Two Subco Limited, an international business company incorporated under the laws of the Commonwealth of The Bahamas and a direct wholly-owned subsidiary of Parent (“Merger Sub”).
RECITALS
      A. The parties have entered into an Agreement and Plan of Merger, dated as of March 20, 2006 (the “Original Merger Agreement”).
      B. The parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). The name of the Surviving Corporation shall be Kerzner International Limited.
      C. The Board of Directors of the Company, acting upon the unanimous recommendation of the Special Committee, has (i) determined that the Merger and this Agreement are fair to and in the best interests of the Company and its shareholders, (ii) approved this Agreement and (iii) resolved to recommend that shareholders of the Company approve this Agreement.
      D. The Board of Directors of Merger Sub has unanimously approved this Agreement.
      E. Certain existing shareholders of the Company desire to contribute Ordinary Shares to Parent immediately prior to the Effective Time in exchange for shares of capital stock of Parent.
      F. The Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger, as set forth herein.
      G. The Company, Parent and Merger Sub desire to amend and restate the Original Merger Agreement in order to make certain amendments thereto.
AGREEMENT
      NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
      Section 1.1.     Definitions. For purposes of this Agreement, the following terms have the respective meanings set forth below:
      “6 3/4% Notes Indenture” has the meaning set forth in Section 7.10.
      “6 3/4% Notes” has the meaning set forth in Section 7.10.
      “Acceptable Confidentiality Agreement” has the meaning set forth in Section 7.4(g)(i).
      “Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “control”

(including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
      “Agreement” has the meaning set forth in the Preamble.
      “Articles of Merger” has the meaning set forth in Section 2.1(b).
      “Authorized Agent” has the meaning set forth in Section 10.11(c).
      “Business Day” means any day other than the days on which banks in New York, New York or The Bahamas are not required or authorized to close.
      “Certificate” has the meaning set forth in Section 2.2(c).
      “Closing” has the meaning set forth in Section 2.1(d).
      “Closing Date” has the meaning set forth in Section 2.1(d).
      “Code” means the Internal Revenue Code of 1986, as amended.
      “Company” has the meaning set forth in the Preamble.
      “Company Acquisition Proposal” has the meaning set forth in Section 7.4(g)(ii).
      “Company Benefit Plans” has the meaning set forth in Section 4.13(a).
      “Company Disclosure Letter” has the meaning set forth in the preamble to Article IV.
      “Company Employees” means any current, former or retired employee, officer, consultant, independent contractor or director of the Company or any of its Subsidiaries.
      “Company Equity Awards” means Company Options, Company Restricted Shares, Company SARs and Company RSUs.
      “Company Joint Venture” means, with respect to the Company, any corporation or other entity (including partnerships, limited liability companies and other business associations and joint ventures) in which the Company, directly or indirectly, owns an equity interest that does not have voting power under ordinary circumstances to elect a majority of the board of directors or other person performing similar functions but in which the Company has rights with respect to the management of such Person.
      “Company Options” means outstanding options to acquire Ordinary Shares from the Company granted to Company Employees under the Company Stock Plans or otherwise.
      “Company Proxy Statement” means the proxy statement relating to the approval of the Merger by the Company’s shareholders prepared in accordance with applicable Law and including the information required to be included in the Schedule 13E-3.
      “Company Restricted Shares” means, as of a particular date, Ordinary Shares granted to Company Employees under the Company Stock Plans that are then outstanding but at such time are subject to forfeiture conditions or other lapse restrictions pursuant to the Company Stock Plans and any applicable restricted stock award agreements.
      “Company RSU” means an outstanding restricted stock unit with respect to one Ordinary Share granted to a Company Employee under a Company Stock Plan or otherwise.
      “Company SARs” means outstanding stock appreciation rights with respect to Ordinary Shares granted to Company Employees under the Company Stock Plans or otherwise.
      “Company SEC Reports” has the meaning set forth in Section 4.7(a).
      “Company Securities” has the meaning set forth in Section 4.5(b).
      “Company Shareholder Meeting” has the meaning set forth in Section 7.1(a).

      “Company Stock Plans” means the Griffin Gaming & Entertainment, Inc. 1994 Stock Option Plan (as amended on May 10, 1996), the Sun International Limited 1997 Stock Option Plan, as amended, the Company 2000 Stock Option Plan, the Company 2003 Stock Incentive Plan and the Company 2005 Stock Incentive Plan.
      “Compensation” has the meaning set forth in Section 7.8(a).
      “Confidentiality Agreements” has the meaning set forth in Section 7.4(g)(i).
      “Contract” has the meaning set forth in Section 4.4.
      “Convertible Notes” has the meaning set forth in Section 4.5(b).
      “Convertible Notes Indenture” has the meaning set forth in Section 7.10.
      “Current Employee” has the meaning set forth in Section 7.8(a).
      “Current Policies” has the meaning set forth in Section 7.5(a).
      “Damages” has the meaning set forth in Section 7.5(a).
      “Debt Financing” has the meaning set forth in Section 5.7.
      “Debt Financing Commitments” has the meaning set forth in Section 5.7.
      “Debt Tender Offers” has the meaning set forth in Section 7.10.
      “Director Options” means Company Options granted to an individual who, at the time of grant, was a member of the Board of Directors of the Company (including any such member who is also an employee of the Company).
      “Director Restricted Shares” means Company Restricted Shares granted to an individual who, at the time of grant, was a member of the Board of Directors of the Company (including any such member who is also an employee of the Company).
      “Director SARs” means Company SARs granted to an individual who, at the time of grant, was a member of the Board of Directors of the Company (including any such member who is also an employee of the Company).
      “Disbursing Agent” has the meaning set forth in Section 2.3(a).
      “Disinterested Director” means a member of the Board of Directors of the Company who (i) has no direct or indirect interest in Parent, whether as an investor or otherwise, (ii) is not a representative of any Person or entity who has any such interest in Parent and (iii) is not otherwise affiliated with Parent.
      “Dissenting Ordinary Shares” has the meaning set forth in Section 2.2(d).
      “DOJ” has the meaning set forth in Section 7.2(b).
      “Effective Time” has the meaning set forth in Section 2.1(b).
      “Employee Benefit Plan” has the meaning set forth in Section 3(3) of ERISA.
      “Employee Equity Awards” means Employee Options, Employee Restricted Shares and Employee SARs.
      “Employee Options” means Company Options that are not Director Options.
      “Employee Restricted Shares” means Company Restricted Shares that are not Director Restricted Shares.
      “Employee SARs” means Company SARs that are not Director SARs.

      “Employment Agreement” means any employment, severance, retention, termination, indemnification, change in control or similar agreement between the Company or any of its Subsidiaries, on the one hand, and any current or former employee of the Company or any of its Subsidiaries, on the other hand.
      “End Date” has the meaning set forth in Section 9.1(b)(i).
      “Equity Award Consideration” has the meaning set forth in Section 2.4(b).
      “Equity Financing” has the meaning set forth in Section 5.7.
      “Equity Financing Commitments” has the meaning set forth in Section 5.7.
      “Equity Rollover Commitments” has the meaning set forth in Section 5.8.
      “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
      “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
      “Execution Date” means the date on which this Agreement is executed and delivered by each of the parties hereto.
      “Financing” has the meaning set forth in Section 5.7.
      “Financing Commitments” has the meaning set forth in Section 5.7.
      “FTC” has the meaning set forth in Section 7.2(b).
      “Gaming Authority” means any Governmental Authority with regulatory control or jurisdiction over casino or other gaming activities and operations.
      “Gaming Law” means, with respect to any Person, any Law governing or relating to any current or contemplated casino or other gaming activities and operations of such Person and its Affiliates.
      “GAAP” means United States generally accepted accounting principles.
      “Governmental Authority” means any nation or government or any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, tribal, provincial, state, regional, local or municipal.
      “HBK” means Mr. Howard B. Kerzner.
      “IBCA” means the International Business Companies Act, 2000 of the Commonwealth of The Bahamas, as amended.
      “Indentures” has the meaning set forth in Section 7.10.
      “Insurance Amount” has the meaning set forth in Section 7.5(a).
      “Interim Investors Agreement” has the meaning set forth in Section 6.2.
      “Istithmar” means Istithmar PJSC, a public joint stock company incorporated under the laws of Dubai, United Arab Emirates.
      “KINA” has the meaning set forth in Section 7.10.
      “Law” means applicable, statutes, common laws, rules, ordinances, regulations, codes, licensing requirements, orders, judgments, injunctions, writs, decrees, licenses, governmental guidelines or interpretations having the force of law, permits, rules and bylaws, in each case, of a Governmental Authority.
      “Liens” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

      “Material Adverse Effect on the Company” means a material adverse effect on the assets or liabilities, business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect on the Company: (A) any fact, change, development, circumstance, event, effect or occurrence (an “Effect”) in general economic or political conditions or in the financial or securities markets, (B) any Effect generally affecting, or resulting from general changes or developments in, the industries in which the Company and its Subsidiaries operate, (C) any failure to meet internal or published projections, forecasts or revenue or earnings predictions for any period (provided that the underlying causes of such failures shall not be excluded), (D) any change in the price or trading volume of the Ordinary Shares in and of itself (provided that the underlying causes of such changes shall not be excluded), or (E) any Effect that is demonstrated to have resulted from the announcement of the Merger, or the identity of Parent or any of its Affiliates as the acquiror of the Company, except, in the case of clauses (A) and (B), to the extent such Effects referred to therein would be reasonably likely to have a materially disproportionate impact on the assets or liabilities, business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other industry participants.
      “Merger” has the meaning set forth in the Recitals.
      “Merger Consideration” has the meaning set forth in Section 2.2(c).
      “Merger Shares” has the meaning set forth in Section 2.2(c).
      “Merger Sub” has the meaning set forth in the Preamble.
      “Merger Sub Ordinary Shares” means the ordinary shares of Merger Sub, par value $0.001 per share.
      “New Financing Commitments” has the meaning set forth in Section 7.9(c).
      “Notes” has the meaning set forth in Section 7.10.
      “Notice Period” has the meaning set forth in Section 7.4(d)(ii).
      “Ordinary Shares” means ordinary shares, par value $0.001 per share, of the Company.
      “Original Merger Agreement” has the meaning set forth in the Recitals.
      “Other Antitrust Laws” means any Law enacted by any Governmental Authority relating to antitrust matters or regulating competition.
      “Parent” has the meaning set forth in the Preamble.
      “Parent Expenses” has the meaning set forth in Section 9.2(d).
      “Parent Plan” has the meaning set forth in Section 7.8(b).
      “Permits” means any licenses, franchises, permits, certificates, consents, approvals or other similar authorizations of, from or by a Governmental Authority (including any Gaming Authority) possessed by or granted to or necessary for the ownership of the material assets or conduct of the business of the Company or its Subsidiaries.
      “Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in any Company SEC Report filed prior to the date of this Agreement; and (ix) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a material effect on the Company or the ability of Parent to obtain the Debt Financing.
      “Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof.
      “Preference Shares” has the meaning set forth in Section 4.5(a).
      “Proceeding” has the meaning set forth in Section 4.11.
      “Recommendation” has the meaning set forth in Section 7.1(a).
      “Recommendation Withdrawal” has the meaning set forth in Section 7.4(d).
      “Replacement Policies” has the meaning set forth in Section 7.5(a).
      “Representatives” has the meaning set forth in Section 7.4(a).
      “Requisite Shareholder Vote” has the meaning set forth in Section 4.2(a).
      “Restraint” has the meaning set forth in Section 8.1(c).
      “Schedule 13E-3” means a Rule 13e-3 Transaction Statement on Schedule 13E-3 relating to the Merger and the other transactions contemplated hereby.
      “SEC” means the United States Securities and Exchange Commission.
      “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
      “SK” means Mr. Solomon Kerzner.
      “Special Committee” means a committee of the Company’s Board of Directors, the members of which are not affiliated with Parent or Merger Sub and are not members of the Company’s management, formed for the reasons set forth in the resolution establishing such committee.
      “Subsidiary”, with respect to any Person, means any other Person of which the first Person owns, directly or indirectly, securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions (or, if there are no such voting interests, 50% or more of the equity interests of the second Person).
      “Subsidiary Securities” has the meaning set forth in Section 4.6(b).
      “Superior Proposal” has the meaning set forth in Section 7.4(g)(iii).
      “Superior Proposal Effective Time” has the meaning set forth in Section 7.12.
      “Surviving Corporation” has the meaning set forth in the Recitals.
      “Takeover Statute” has the meaning set forth in Section 4.17.
      “Tax” means (i) all U.S. Federal, state, local, foreign and other taxes (including withholding taxes), fees and other governmental charges of any kind or nature whatsoever, together with any interest, penalties or additions imposed with respect thereto, (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability or joint and several liability for being a member of an affiliated, consolidated, combined or unitary group for any period, and (iii) any liability for the payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to pay or indemnify any other Person.
      “Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with respect to Taxes, including any amendments or supplements to any of the foregoing.
      “Termination Fee” means $95,404,000.
      “Voting Agreement” has the meaning set forth in Section 5.10.
      “WLG” means World Leisure Group Limited, a company incorporated under the laws of the British Virgin Islands.
      Section 1.2.     Terms Generally. The definitions in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, unless the context expressly provides otherwise. All references herein to Sections, paragraphs, subparagraphs, clauses, Exhibits or Schedules shall be deemed references to Sections, paragraphs, subparagraphs or clauses of, or Exhibits or Schedules to this Agreement, unless the context requires otherwise. Unless otherwise expressly defined, terms defined in this Agreement have the same meanings when used in any Exhibit or Schedule hereto, including the Company Disclosure Letter. Unless otherwise specified, the words “herein”, “hereof”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole (including the Schedules and Exhibits) and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to March 20, 2006. Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.
ARTICLE II
THE MERGER
      Section 2.1.     The Merger.
      (a) At the Effective Time, in accordance with the IBCA, and upon the terms and subject to the conditions set forth in this Agreement, Merger Sub shall be merged with and into the Company, at which time the separate existence of Merger Sub shall cease and the Company shall survive the Merger as a wholly-owned subsidiary of Parent.
      (b) On the Closing Date, the Company and Merger Sub shall file articles of merger (the “Articles of Merger”) meeting the requirements of the IBCA with the Registrar of Companies of the Bahamas. The Merger shall become effective at such time as the Articles of Merger are registered by the Registrar of Companies of the Bahamas, or at such later time as the Company and Merger Sub may agree and specify in the Articles of Merger (such time as the Merger becomes effective, the “Effective Time”).
      (c) The Merger shall have the effects set forth in the applicable provisions of the IBCA. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

      (d) The closing of the Merger (the “Closing”) shall take place (i) at the offices of Simpson Thacher & Bartlett LLP located in New York, New York, as soon as reasonably practicable (but in any event, no later than the second Business Day) after the day on which the last condition to the Merger set forth in Article VIII is satisfied or validly waived (other than those conditions that by their nature cannot be satisfied until the Closing Date, but subject to the satisfaction or valid waiver of such conditions) (provided, that if all the conditions set forth in Article VIII shall not have been satisfied or validly waived on such day, then the Closing shall take place on the first Business Day on which all such conditions shall have been or can be satisfied or shall have been validly waived) or (ii) at such other place and time or on such other date as the Company and Parent may agree in writing (the actual date of the Closing, the “Closing Date”).
      Section 2.2.     Conversion of Securities. At the Effective Time, pursuant to this Agreement and by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of the Ordinary Shares:

(a) Each Ordinary Share held by the Company as treasury stock or otherwise owned by Parent, Merger Sub or any wholly-owned Subsidiary of the Company immediately prior to the Effective Time (including Ordinary Shares acquired by Parent immediately prior to the Effective Time pursuant to the Equity Rollover Commitments), if any, shall be canceled and retired and shall cease to exist, and no payment or distribution shall be made or delivered with respect thereto.

(b) Each Merger Sub Ordinary Share issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable ordinary share, par value $1.00 per share, of the Surviving Corporation.

(c) Each Ordinary Share (including any Director Restricted Shares but excluding any Employee Restricted Shares) issued and outstanding immediately prior to the Effective Time (other than Ordinary Shares to be canceled pursuant to Section 2.2(a) and Dissenting Ordinary Shares), automatically shall be canceled and converted into the right to receive $81.00 in cash, without interest (the “Merger Consideration”), payable to the holder thereof upon surrender of the certificate formerly representing such Ordinary Share (a “Certificate”) in the manner provided in Section 2.3. Such Ordinary Shares (including any Director Restricted Shares but excluding any Employee Restricted Shares), other than those canceled pursuant to Section 2.2(a) and Dissenting Ordinary Shares, sometimes are referred to herein as the “Merger Shares.”

(d) Notwithstanding any provision of this Agreement to the contrary, if required by the IBCA (but only to the extent required thereby), Ordinary Shares that are issued and outstanding immediately prior to the Effective Time (other than Ordinary Shares to be canceled pursuant to Section 2.2(a)) and that are held by holders of such Ordinary Shares who have not voted in favor of the approval of this Agreement or consented thereto in writing and who have properly exercised dissenters’ rights with respect thereto in accordance with, and who have complied with, Section 83 of the IBCA (the “Dissenting Ordinary Shares”) will not be convertible into the right to receive the Merger Consideration, and holders of such Dissenting Ordinary Shares will be entitled to receive payment of fair value of such Dissenting Ordinary Shares in accordance with the provisions of such Section 83 unless and until any such holder fails to perfect or effectively withdraws or loses its rights to dissent and payment under the IBCA. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, each of such holder’s Dissenting Ordinary Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive the Merger Consideration and have become exchangeable therefor, without any interest thereon. At the Effective Time, any holder of Dissenting Ordinary Shares shall cease to have any rights with respect thereto, except the rights provided in Section 83 of the IBCA and as provided in the previous sentence. The Company will give Parent (i) notice of any written objections or elections to dissent and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to such notices and demands for payment. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for payment of fair value or settle any such demands.

(e) If between the date of this Agreement and the Effective Time the number of outstanding Ordinary Shares is changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split-up, combination, exchange of shares or the like, other than pursuant to the Merger, the amount of Merger Consideration payable per Ordinary Share shall be correspondingly adjusted.

(f) Each Director Restricted Share outstanding immediately prior to the Effective Time shall, by virtue of this Agreement and, without further action of the Company, Parent, Merger Sub or the holder of such Director Restricted Share, vest and become free of such restrictions immediately prior to the Effective Time and shall be canceled, retired and shall cease to exist and shall be converted into the right to receive the Merger Consideration in accordance with Section 2.2(c).

(g) For the avoidance of doubt, the parties acknowledge and agree that the contribution of Ordinary Shares (including Director Restricted Shares, if any) to Parent pursuant to the Equity Rollover Commitments shall be deemed to occur immediately prior to the Effective Time and prior to any other above-described event.

(h) The Company Equity Awards (other than the Director Restricted Shares) outstanding immediately prior to the Effective Time shall be treated as provided in Section 2.4.
      Section 2.3.     Payment of Cash for Merger Shares.
      (a) Prior to the Closing Date, Parent shall designate a bank or trust company that is reasonably satisfactory to the Company to serve as the disbursing agent for the Merger Consideration and payments in respect of the Director Options, Director SARs and Company RSUs, unless another agent is designated as provided in Section 2.4(a) (the “Disbursing Agent”). Promptly after the Effective Time, Parent will cause to be deposited with the Disbursing Agent cash in the aggregate amount sufficient to pay the Merger Consideration in respect of all Merger Shares outstanding immediately prior to the Effective Time plus any cash necessary to pay for Director Options, Director SARs and Company RSUs outstanding immediately prior to the Effective Time pursuant to Section 2.4. Pending distribution of the cash deposited with the Disbursing Agent, such cash shall be held in trust for the benefit of the holders of Merger Shares, Director Options, Director SARs and Company RSUs outstanding immediately prior to the Effective Time and shall not be used for any other purposes; provided, however, that Parent may direct the Disbursing Agent to invest such cash in (i) obligations of or guaranteed by the United States of America or any agency or instrumentality thereof, (ii) money market accounts, certificates of deposit, bank repurchase agreement or banker’s acceptances of, or demand deposits with, commercial banks having a combined capital and surplus of at least $500,000,000, or (iii) commercial paper obligations rated P-1 or A-1 or better by Standard & Poor’s Corporation or Moody’s Investor Services, Inc. Any profit or loss resulting from, or interest and other income produced by, such investments shall be for the account of Parent.
      (b) As promptly as practicable after the Effective Time, the Surviving Corporation shall send, or cause the Disbursing Agent to send, to each record holder of Merger Shares as of immediately prior to the Effective Time a letter of transmittal and instructions for exchanging their Merger Shares for the Merger Consideration payable therefor. The letter of transmittal will be in customary form and will specify that delivery of Certificates will be effected, and risk of loss and title will pass, only upon delivery of the Certificates to the Disbursing Agent. Upon surrender of such Certificate or Certificates to the Disbursing Agent together with a properly completed and duly executed letter of transmittal and any other documentation that the Disbursing Agent may reasonably require, the record holder thereof shall be entitled to receive the Merger Consideration payable in exchange therefor, without interest. Until so surrendered and exchanged, each such Certificate shall, after the Effective Time, be deemed to represent only the right to receive the Merger Consideration, and until such surrender and exchange, no cash shall be paid to the holder of such outstanding Certificate in respect thereof.
      (c) If payment is to be made to a Person other than the registered holder of the Merger Shares formerly represented by the Certificate or Certificates surrendered in exchange therefor, it shall be a condition to such payment that the Certificate or Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Disbursing Agent any applicable stock transfer taxes required as a result of such payment to a Person other than the registered holder of such Merger Shares or establish to the satisfaction of the Disbursing Agent that such stock transfer taxes have been paid or are not payable.
      (d) After the Effective Time, there shall be no further transfers on the stock transfer books of the Company of the Ordinary Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, Parent or the Disbursing Agent, such shares shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article II.
      (e) If any cash deposited with the Disbursing Agent remains unclaimed twelve months after the Effective Time, such cash shall be returned to Parent or the Surviving Corporation upon demand, and any holder who has not surrendered such holder’s Certificates for the Merger Consideration payable in respect thereof prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Corporation or the Disbursing Agent shall be liable to any holder of Certificates for an amount paid to a public official pursuant to any applicable unclaimed property laws. Any amounts remaining unclaimed by holders of Certificates as of a date immediately prior to such time that such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation on such date, free and clear of any claims or interest of any Person previously entitled thereto.
      (f) No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate, including Dissenting Ordinary Shares.
      (g) Except as provided in Section 2.2(a), from and after the Effective Time, the holders of Ordinary Shares (other than Dissenting Ordinary Shares) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Ordinary Shares, other than the right to receive the Merger Consideration as provided in this Agreement.
      (h) In the event that any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, in addition to the posting by such holder of any bond in such reasonable amount as the Surviving Corporation or the Disbursing Agent may direct as indemnity against any claim that may be made against the Surviving Corporation or the Disbursing Agent with respect to such Certificate, the Disbursing Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration in respect thereof entitled to be received pursuant to this Agreement.
      (i) Parent, Surviving Corporation and the Disbursing Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable hereunder any amounts required to be deducted and withheld under any applicable Tax Law. To the extent any amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder from whose Merger Consideration the amounts were so deducted and withheld.
      Section 2.4.     Treatment of Company Equity Awards (Other than Director Restricted Shares).
      (a) Treatment of Director Options, Director SARs and Company RSUs.
      (i) Prior to the Effective Time, the Company and Parent will adopt such resolutions and take such other commercially reasonable actions as are reasonably necessary in order to effectuate the actions contemplated by Section 2.2(f) and this Section 2.4(a), without paying any additional consideration or incurring any additional debts or obligations on behalf of the Company or the Surviving Corporation, provided that such resolutions and actions shall expressly be conditioned upon the consummation of the Merger and the other transactions contemplated hereby and shall be of no effect if this Agreement is terminated.

      (ii) As of the Effective Time, each Director Option and each Director SAR that is outstanding immediately prior to the Effective Time will be canceled and extinguished, and the holder thereof will be entitled to receive an amount in cash equal to the product of (A) the number of Ordinary Shares subject to such Director Option or Director SAR and (B) the excess, if any, of the Merger Consideration over the exercise price per share of such Director Option or Director SAR, without interest. All payments with respect to canceled Director Options and canceled Director SARs shall be made by the Disbursing Agent (or such other agent reasonably acceptable to the Company as Parent shall designate prior to the Effective Time) as promptly as reasonably practicable after such payment becomes payable pursuant to this Section 2.4(a) from funds deposited by or at the direction of Parent for the purpose of paying such amounts in accordance with Section 2.3(a).
      (iii) As of the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time will be canceled and extinguished, and the holder thereof will be entitled to receive an amount in cash equal to the Merger Consideration, without interest. All payments with respect to canceled Company RSUs shall be made by the Disbursing Agent (or such other agent reasonably acceptable to the Company as Parent shall designate prior to the Effective Time) as promptly as reasonably practicable after the Effective Time from funds deposited by Parent for the purpose of paying such amounts in accordance with Section 2.3(a).
      (iv) Parent, the Surviving Corporation and the Disbursing Agent (or such other agent reasonably acceptable to the Company as Parent shall designate prior to the Effective Time) shall be entitled to deduct and withhold from any amounts to be paid under this Section 2.4(a) in respect of Director Options, Director SARs and Company RSUs amounts required to be deducted and withheld under any applicable Tax Law. To the extent any amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of Director Options, Director SARs or Company RSUs from whose payments in respect of Director Options, Director SARs or Company RSUs the amounts were so deducted and withheld.
      (b) Treatment of Employee Equity Awards.
      (i) Immediately prior to the Effective Time, the Company and Parent will adopt such resolutions and take such other commercially reasonable actions, in a manner consistent with applicable Law, as are reasonably necessary in order to effectuate the actions contemplated by this Section 2.4(b), without paying any additional consideration or incurring any additional debts or obligations on behalf of the Company or the Surviving Corporation, provided that such resolutions and actions shall expressly be conditioned upon the consummation of the Merger and the other transactions contemplated hereby and shall be of no effect if this Agreement is terminated. Notwithstanding anything in this Section 2.4(b) or any other provision of this Agreement to the contrary, none of the Company, any of its Subsidiaries or the Board of Directors of the Company shall be required to take any action pursuant to this Section 2.4(b) that would (A) require the Company, any of its Subsidiaries or the Board of Directors of the Company to obtain the consent of the holder of an Employee Option, Employee SAR or Employee Restricted Share or (B) require the Company to file a registration statement pursuant to the Securities Act or any Federal, state or foreign securities Law prior to the Effective Time.
      (ii) As of the Effective Time, each Employee Option and each Employee SAR that is outstanding immediately prior to the Effective Time will be canceled and extinguished, and the holder thereof will be entitled to receive an amount in cash equal to the product of (A) the number of Ordinary Shares subject to such Employee Option or Employee SAR and (B) the excess, if any, of the Merger Consideration over the exercise price per share of such Employee Option or Employee SAR, without interest (the “Equity Award Consideration”); provided, however, that, except to the extent otherwise agreed between Parent and the holder of any Employee Option or Employee SAR, no holder of any Employee Option or Employee SAR shall have any right to receive payment of the Equity Award Consideration, and Parent shall have no obligation to pay the Equity Award Consideration, in respect of such Employee Option or Employee SAR until the earlier of (1) such time as such Employee Option or Employee SAR would have otherwise vested and become exercisable in accordance with the terms of the applicable Company Stock Plan or any applicable agreement, notice or letter evidencing the grant of such Employee Option or Employee SAR and (2) the later of (x) the six-month anniversary of the Closing and (y) January 1, 2007; provided further that the right to receive the Equity Award Consideration in respect of any Employee Option or Employee SAR shall be forfeited if the holder of such Employee Option or Employee SAR ceases to be employed by the Company or any of its Subsidiaries (other than as a result of such holder’s death, disability or Qualifying Termination (as defined in the applicable Company Stock Plan)) prior to such time as the Equity Award Consideration would have been otherwise payable pursuant to clause (1) or (2) of this Section 2.4(b)(ii).
      (iii) Each Employee Restricted Share outstanding immediately prior to the Effective Time shall be canceled, retired and shall cease to exist at the Effective Time and shall be converted into the right to receive the Merger Consideration in accordance with this Section 2.4(b)(iii). Except to the extent otherwise agreed between Parent and the holder of any Employee Restricted Shares, no holder of any Employee Restricted Shares shall have any right to receive payment of the Merger Consideration, and Parent shall have no obligation to pay the Merger Consideration, in respect of such Employee Restricted Shares until the earlier of (1) such time as such Employee Restricted Shares would have otherwise vested and become free of any other restrictions in accordance with the terms of the applicable Company Stock Plan or any applicable agreement, notice or letter evidencing the grant of such Employee Restricted Shares and (2) the later of (x) the six-month anniversary of the Closing and (y) January 1, 2007; provided, however, that the right to receive the Merger Consideration in respect of any Employee Restricted Shares shall be forfeited and such Employee Restricted Shares shall not vest if the holder of such Employee Restricted Shares ceases to be employed by the Company or any of its Subsidiaries (other than as a result of such holder’s death, disability or Qualifying Termination (as defined in the applicable Company Stock Plan)) prior to such time as the Merger Consideration with respect to such holder’s Employee Restricted Shares would have been otherwise payable pursuant to clause (1) or (2) or this Section 2.4(b)(iii).
      (iv) Parent shall cause the Surviving Corporation to pay all amounts payable pursuant to Sections 2.4(b)(ii) and (iii) at the earlier of the times set forth in clauses (1) and (2) of Section 2.4(b)(ii) or (iii), as the case may be. The Surviving Corporation shall be entitled to deduct and withhold from any amounts to be paid under this Section 2.4(b) in respect of Employee Options, Employee SARs and Employee Restricted Shares amounts required to be deducted and withheld under any applicable Tax Law. To the extent any amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of Employee Options, Employee SARs or Employee Restricted Shares from whose payments in respect of Employee Options, Employee SARs or Employee Restricted Shares the amounts were so deducted and withheld.
ARTICLE III
THE SURVIVING CORPORATION
      Section 3.1.     Memorandum of Association. The memorandum of association of the Company, as amended to read in its entirety as the memorandum of association of Merger Sub as in effect immediately prior to the Effective Time, shall be the memorandum of association of the Surviving Corporation until thereafter amended in accordance with the terms thereof and as provided by applicable Law.
      Section 3.2.     Articles of Association. The articles of association of the Company, as amended to read in its entirety as the articles of association of Merger Sub as in effect immediately prior to the Effective Time shall be the articles of association of the Surviving Corporation until thereafter amended in accordance with the terms thereof and as provided by applicable Law.
      Section 3.3.     Directors and Officers. From and after the Effective Time, (i) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time (other than those who Parent determines shall not remain as officers of the Surviving Corporation) shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in accordance with applicable Law.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
      Except (x) as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent and Merger Sub by the Company on March 20, 2006 (the “Company Disclosure Letter”) (it being understood that any information set forth in a particular section or subsection of the Company Disclosure Letter shall be deemed to be disclosed in each other section or subsection thereof to which the relevance of such information is reasonably apparent) or (y) as may be disclosed in the Company SEC Reports filed prior to the date of this Agreement, the Company hereby represents and warrants to Parent and Merger Sub that:
      Section 4.1.     Corporate Existence and Power. Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction (with respect to jurisdictions that recognize the concept of good standing). Each of the Company, its Subsidiaries and, to the knowledge of the Company, the Company Joint Ventures has all corporate or similar powers and authority required to own, lease and operate its respective properties and to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so licensed or qualified has not had, and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any Subsidiary nor, to the Company’s knowledge, any Company Joint Venture, is in violation of its organizational or governing documents in any material respect.
      Section 4.2.     Corporate Authorization.
      (a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby and to perform each of its obligations hereunder. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company. Except for the approval of this Agreement by a simple majority of the Ordinary Shares present, in person or by proxy, at a meeting of Company shareholders called for such purpose (the “Requisite Shareholder Vote”), no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Merger or the other transactions contemplated hereby. The Board of Directors of the Company, acting upon the unanimous recommendation of the Special Committee, at a duly held meeting has (i) determined that the Merger and this Agreement are fair to and in the best interests of the Company and its shareholders, (ii) approved the Merger, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and (iii) resolved to recommend that the Company shareholders approve this Agreement and directed that such matter be submitted for consideration of the shareholders of the Company at the Company Shareholder Meeting.
      (b) This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid execution and delivery of this Agreement by Parent and Merger Sub, constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally and general equitable principles.
      Section 4.3.     Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger by the Company do not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority, other than (i) the filing of the Articles of Merger; (ii) compliance with the applicable requirements of the applicable Other Antitrust Laws of jurisdictions other than the United States; (iii) filings with, and approvals by, Gaming Authorities specified in Section 4.3(iii) of the Company Disclosure Letter; (iv) compliance with the applicable requirements of the Exchange Act including the filing of the Schedule 13E-3; (v) compliance with the rules and regulations of the New York Stock Exchange; (vi) compliance with any applicable foreign or state securities or Blue Sky laws; and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company or (B) prevent or materially delay the consummation of the Merger or the Company’s ability to observe and perform its material obligations hereunder.
      Section 4.4.     Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational or governing documents of the Company or any of its Subsidiaries or Company Joint Ventures; (ii) assuming compliance with the matters referenced in Section 4.3 and the receipt of the Requisite Shareholder Vote, contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries or Company Joint Ventures or any of their respective properties or assets; (iii) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company or any of its Subsidiaries, or result in the creation of any Lien on any of the properties or assets of the Company or its Subsidiaries under any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties or assets are bound, except in the case of clauses (ii) and (iii) above, which would not (A) be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company or (B) prevent or materially delay the consummation of the Merger or the Company’s ability to observe and perform its material obligations hereunder.
      Section 4.5.     Capitalization.
      (a) The authorized share capital of the Company is $350,000 divided into 250,000,000 Ordinary Shares and 100,000,000 Preference Shares, par value $0.001 per share (the “Preference Shares”). As of February 28, 2006, there were (i) 36,718,698 Ordinary Shares issued and outstanding (including 1,041,446 outstanding Company Restricted Shares) and no Preference Shares issued and outstanding and (ii) outstanding Company Options to purchase an aggregate of 2,533,382 Ordinary Shares, with a weighted average exercise price of $35.20 per share. All outstanding Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right.
      (b) Except as set forth in Section 4.5(a) and except for 922,853 Ordinary Shares reserved for issuance upon conversion of the Company’s 2.375% Convertible Senior Subordinated Notes due 2024 (the “Convertible Notes”) and 4,604,856 Ordinary Shares reserved for issuance pursuant to the Company Stock Plans, as of February 28, 2006, there have not been reserved for issuance, and there are no outstanding (i) shares of capital stock or other voting securities of the Company; (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company; (iii) Company Options or other rights or options to acquire from the Company, or obligations of the Company to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for shares of capital stock or voting securities of the Company; or (iv) equity equivalent interests in the ownership or earnings of the Company or other similar rights in respect of the Company (the items in clauses (i) through (iv) collectively, “Company Securities”). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities. There are no preemptive rights of any kind which obligate the Company or any of its Subsidiaries to issue or deliver any Company Securities. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company or preemptive rights with respect thereto.

      (c) Other than the issuance of Ordinary Shares upon exercise of Company Options or Company SARs or upon conversion of the Convertible Notes, from February 28, 2006 to the date of this Agreement, the Company has not declared or paid any dividend or distribution in respect of any Company Securities, and neither the Company nor any Subsidiary of the Company has issued, sold or repurchased any Company Securities, and their respective Boards of Directors have not authorized any of the foregoing.
      (d) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Company shareholders may vote are outstanding.
      Section 4.6.     Company Subsidiaries and Joint Ventures. (a) Section 4.6 of the Company Disclosure Letter sets forth all Company Joint Ventures. All equity interests of any Subsidiary of the Company held by the Company or any other Subsidiary of the Company are validly issued, fully paid and non-assessable (to the extent such concepts are applicable) and were not issued in violation of any preemptive or similar rights, purchase option, call, or right of first refusal or similar rights. All such equity interests in Subsidiaries held by the Company or any Subsidiary of the Company are free and clear of any Liens or any other limitations or restrictions on such equity interests (including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such equity interests) other than Permitted Liens. All equity interests of the Company Joint Ventures held by the Company or any Subsidiary of the Company are free and clear of any Liens other than Permitted Liens.
      (b) There have not been reserved for issuance, and there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of any Subsidiary of the Company; (ii) rights or options to acquire from the Company or its Subsidiaries, or obligations of the Company or its Subsidiaries to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for shares of capital stock or voting securities of any Subsidiary of the Company; or (iii) equity equivalent interests in the ownership or earnings of any Subsidiary of the Company or other similar rights in respect of any Subsidiary of the Company (the items in clauses (i) through (iii) collectively, “Subsidiary Securities”). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Subsidiary Securities. There are no preemptive rights of any kind which obligate the Company or any of its Subsidiaries to issue or deliver any Subsidiary Securities. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting or registration of any shares of capital stock of any Subsidiary of the Company or preemptive rights with respect thereto.
      Section 4.7.     Reports and Financial Statements
      (a) The Company has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since January 1, 2003 (all such forms, reports, statements, certificates and other documents filed with or furnished to the SEC since January 1, 2003, with any amendments thereto, collectively, the “Company SEC Reports”), each of which, including any financial statements or schedules included therein, as finally amended prior to the date hereof, has complied as to form in all material respects with the applicable requirements of the Securities Act and Exchange Act as of the date filed with the SEC. None of the Company’s Subsidiaries is required to file periodic reports with the SEC. None of the Company SEC Reports contained, when filed with the SEC and, if amended, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Reports. To the knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.
      (b) Each of the consolidated financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes and schedules, where applicable) fairly present (subject, in the case of the unaudited statements, to normal year-end auditing adjustments, none of which are expected to be material in nature or amount) the results of the consolidated operations and changes in shareholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. Each of such consolidated financial statements (including the related notes and schedules, where applicable) complied, as of the date of filing, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC applicable thereto and each of such financial statements (including the related notes and schedules, where applicable) were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto.
      Section 4.8.     Undisclosed Liabilities. Except (i) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of the Company included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004, (ii) for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2004, which are not material taken as a whole, or (iii) for liabilities that have been discharged or paid in full prior to the date hereof in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries has incurred any material liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due), and to knowledge of the Company there is no existing condition, event or circumstances that could reasonably be expected to result in any such material liability in the future, except in any such case as contemplated by this Agreement.
      Section 4.9.     Disclosure Documents. The Schedule 13E-3 and the Company Proxy Statement will not, at the date it is filed with the SEC (in the case of the Schedule 13E-3), at the date it is first mailed to shareholders of the Company (in the case of the Company Proxy Statement) or at the time of the Company Shareholder Meeting (other than as to information supplied by Parent, Merger Sub or any of their Affiliates, for inclusion therein), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company will cause the Company Proxy Statement, the Schedule 13E-3 and all related SEC filings to comply as to form in all material respects with the requirements of the Exchange Act applicable thereto and any other applicable Law as of the date of such filing. No representation is made by the Company with respect to statements made in the Company Proxy Statement or the Schedule 13E-3 based on information supplied by Parent, Merger Sub or their Affiliates specifically for inclusion therein.
      Section 4.10.     Absence of Certain Changes or Events. Since December 31, 2004, no change, circumstance, event or effect has occurred which has had or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.
      Section 4.11.     Litigation. Except as publicly disclosed in the Company SEC Reports filed with or furnished to the SEC prior to the date hereof, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company’s knowledge, threatened, legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations (a “Proceeding”) of any nature against the Company or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement, except for any Proceeding which (i) has not had or would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company or (ii) would prevent or materially delay the consummation of the Merger or the Company’s ability to observe and perform its obligations hereunder. Neither the Company nor any of its Subsidiaries or any of their businesses or properties are subject to or bound by any injunction, order, judgment, decree or regulatory restriction of any Governmental Authority specifically imposed upon the Company, any of its Subsidiaries or their respective properties or assets, except for any injunction, order, judgment, decree or regulatory restriction which (i) has not had or would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company or (ii) would prevent or materially delay the consummation of the Merger or the Company’s ability to observe and perform its obligations hereunder.

      Section 4.12.     Taxes. Except as have not had or would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) all Tax Returns required to be filed by the Company or any of its Subsidiaries have been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect thereto) are true, correct and complete;

(b) the Company and its Subsidiaries have fully and timely paid all Taxes (whether or not shown to be due on the Tax Returns referred to in Section 4.12(a)) other than Taxes that are not yet due and payable or that are being contested in good faith;

(c) no audit or other proceeding by any taxing authority is pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries;

(d) there are no Tax sharing agreements (or similar agreements) to which the Company or any of its Subsidiaries is a party to or by which the Company or any of its Subsidiaries is bound (other than agreements exclusively between or among the Company and its Subsidiaries).
      Section 4.13.     ERISA.
      (a) Each Employee Benefit Plan (other than any multiemployer plan within the meaning of ERISA Section 3(37)) and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and other material employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, whether formal or informal, oral or written, legally binding or not, under which any Company Employee has any present or future right to benefits, maintained or contributed to by the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any present or future liability (the “Company Benefit Plans”) has been operated, funded and administered in compliance with its terms, the terms of any applicable collective bargaining agreement and with all applicable requirements of Law, including ERISA and the Code, except as would not subject the Company or any of its Subsidiaries to any liability that has had or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company, any of its Subsidiaries, any officer of the Company or any of its Subsidiaries or any Company Benefit Plan that is subject to ERISA, or, to the knowledge of the Company, any trust created thereunder or any trustee or administrator thereof, has engaged in a nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code). Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, no “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Company Benefit Plan.
      (b) Except in the ordinary course of business or as required by applicable Law, since December 31, 2005, there has been no amendment to any Company Benefit Plan that would increase materially the expense to the Company or any of its Subsidiaries of maintaining such plan above the level of the expense incurred by the Company or its Subsidiaries therefor for the most recent fiscal year. Except as contemplated by this Agreement, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or together with any other related event) (i) result in any material payment by the Company or any of its Subsidiaries to any Company Employee of any money or other property under any Company Benefit Plan or Company Stock Plan or (ii) result in the accelerated vesting or funding through a trust or otherwise of a material amount of compensation or benefits under any Company Benefit Plan or Company Stock Plan, in each case, whether or not such payment would constitute a “parachute payment” within the meaning of Section 280G of the Code.
      Section 4.14.     Compliance With Laws.
      (a) The Company and each of its Subsidiaries is, and at all times has been, in compliance with all Laws (including Gaming Laws) applicable to the Company, its Subsidiaries and their respective businesses and activities, except for such noncompliance that has not had, and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.
      (b) The Company and each Subsidiary of the Company has and maintains in full force and effect, and is in compliance with, all Permits and all orders from Governmental Authorities necessary for the Company and each Subsidiary to carry on their respective businesses as currently conducted and currently proposed to be conducted, except as has not had, and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.
      Section 4.15.     Finders’ Fees. No agent, broker, investment banker, financial advisor or other firm or person except J.P. Morgan Securities Inc. is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement. The Company has disclosed to Parent all material terms of the engagement of J.P. Morgan Securities Inc., including the amount of such fees and any right of first offer or other “tail” provisions.
      Section 4.16.     Opinion of Financial Advisor. J.P. Morgan Securities Inc. has delivered to the Special Committee, an opinion to the effect that, as of the Execution Date, the consideration to be received by holders of Ordinary Shares (other than SK, HBK and Istithmar and their Affiliates and any other holder who will contribute Ordinary Shares to Parent) in the Merger is fair, from a financial point of view, to such holders.
      Section 4.17.     Anti-Takeover Provisions. The Board of Directors of the Company has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Law enacted under any Law applicable to the Company (each, a “Takeover Statute”) do not, and will not, apply to this Agreement, the Merger or the other transactions contemplated hereby. The Company does not have any shareholder rights plan in effect.
      Section 4.18.     Absence of Company Acquisition Proposals. During the period from March 20, 2006 through, and including, the Execution Date, the Company has not received any inquiries, proposals or offers which constitute, or could reasonably be expected to result in, a Company Acquisition Proposal with respect to which the requirements of Section 7.4(b) could be satisfied from and after the Execution Date.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
      Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that:
      Section 5.1.     Corporate Existence and Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of The Bahamas and has all corporate power and authority required to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby and to perform each of its obligations hereunder.
      Section 5.2.     Corporate Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent and Merger Sub. Except for the approval of this Agreement by Parent, as the sole shareholder of Merger Sub (which shall have occurred prior to the Effective Time), no other corporate proceedings other than those previously taken or conducted on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due and valid execution and delivery of the Agreement by the Company, constitutes a legal, valid and binding agreement of Parent and Merger Sub, respectively, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally and general equitable principles.
      Section 5.3.     Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and other transactions contemplated by this Agreement do not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority, other than (i) the filing of the Articles of Merger; (ii) compliance with the applicable requirements of the applicable Other Antitrust Laws of jurisdictions other than the United States; (iii) filings with, and approvals by, Gaming Authorities specified in Section 4.3(iii) of the Company Disclosure Letter, (iv) compliance with the applicable requirements of the Exchange Act including the filing of the Schedule 13E-3; (v) compliance with any applicable foreign or state securities or Blue Sky laws; and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not be reasonably likely to adversely effect in any material respect, or prevent or materially delay, the consummation of the Merger or Parent’s or Merger Sub’s ability to observe and perform its material obligations hereunder.
      Section 5.4.     Non-Contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational or governing documents of Parent or Merger Sub, (ii) assuming compliance with the items specified in Section 5.3, contravene, conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent or Merger Sub or any of their respective properties or assets, or (iii) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of Parent or Merger Sub or to a loss of any material benefit to which Parent or Merger Sub is entitled under any Contract.
      Section 5.5.     Disclosure Documents. None of the information supplied or to be supplied by Parent or Merger Sub or any of their Affiliates specifically for inclusion in the Company Proxy Statement or Schedule 13E-3 will, at the date it is filed with the SEC (in the case of the Schedule 13E-3), at the date it is first mailed to shareholders of the Company (in the case of the Company Proxy Statement), or at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
      Section 5.6.     Finders’ Fees. No agent, broker, investment banker, financial advisor or other firm or person except Deutsche Bank AG and Groton Partners LLC is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement.
      Section 5.7.     Financing. Parent has delivered to the Company true and complete copies of (i) the commitment letter with respect to the senior secured credit facilities, dated as of the Execution Date, among Parent, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc. and Goldman Sachs Credit Partners L.P. and the commitment letter with respect to the senior subordinated bridge facility, dated as of the Execution Date, among Parent, Deutsche Bank AG Cayman Islands Branch and Goldman Sachs Credit Partners L.P. (collectively, the “Debt Financing Commitments”), pursuant to which the lenders party thereto committed, subject to the terms thereof, to lend the amounts set forth therein (the “Debt Financing”), and (ii) the equity commitment letters, dated as of the Execution Date, from (A) Istithmar , (B) Whitehall Street Global Real Estate Limited Partnership 2005, Whitehall Street International Real Estate Limited Partnership 2005, Whitehall Street Global Employee Fund 2005, L.P. and Whitehall Street International Employee Fund 2005 (Delaware), L.P., (C) Colony Investors VII L.P., (D) Providence Equity Offshore Partners V L.P. and (E) The Related Companies, L.P. (the “Equity Financing Commitments” and together with the Debt Financing Commitments, the “Financing Commitments”), pursuant to which such parties have committed, subject to the terms thereof, to invest the cash amounts set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). Prior to the Execution Date, (i) none of the Financing Commitments has been amended or modified, and (ii) the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. As of the Execution Date, the Financing Commitments are in full force and effect. The only conditions precedent to the obligations of the lenders and other Persons committing pursuant to the Financing Commitments to make the Financing available to Parent or its Affiliates are those contemplated by the terms of the Financing Commitments. As of the Execution Date, assuming the accuracy of the Company’s representations and warranties contained herein, neither Parent, Merger Sub nor any direct investor in Parent has any knowledge that any event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent, Merger Sub or any direct investor in Parent under any term or condition of the Financing Commitments or otherwise be reasonably likely to result in any portion of the Financing contemplated thereby to be unavailable. As of the Execution Date, assuming the accuracy of the Company’s representations and warranties contained herein, neither Parent, Merger Sub nor any of the direct investors in Parent has any reason to believe that it will be unable to satisfy on a timely basis any term or condition to be satisfied by it and contained in the Financing Commitments. Parent, Merger Sub and their respective Affiliates have fully paid any and all commitment fees or other fees required by the terms of the Financing Commitments to be paid on or before the Execution Date. Assuming the accuracy of the Company’s representations and warranties contained herein, the proceeds from the Financing constitute all of the financing required to be provided by Parent for the consummation of the Merger and other transactions contemplated by this Agreement.
      Section 5.8.     Equity Rollover Commitments. Parent has delivered to the Company true and complete copies of the equity rollover letters, dated as of the Execution Date, from (i) WLG, SK and HBK and (ii) Istithmar (the “Equity Rollover Commitments”), pursuant to which such parties have committed to contribute to Parent that number of Ordinary Shares set forth in such letters for shares of capital stock of Parent immediately prior to the Effective Time. As of the Execution Date, the Equity Rollover Commitments are in full force and effect. The only conditions precedent to the obligations of (i) WLG, SK or HBK or (ii) Istithmar under the Equity Rollover Commitments are those contemplated by the terms of the Equity Rollover Commitments. As of the Execution Date, assuming the accuracy of the Company’s representations and warranties contained herein, neither Parent, Merger Sub nor any direct investor in Parent (or, in the case of WLG, SK or HBK) has any knowledge that any event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach under any term or condition of the Equity Rollover Commitments or otherwise be reasonably likely to result in any portion of the commitments contemplated thereby to be unavailable. As of the Execution Date, assuming the accuracy of the Company’s representations and warranties contained herein, neither Parent, Merger Sub nor any direct investor in Parent (or, in the case of WLG, SK or HBK) has any reason to believe that (i) WLG, SK or HBK or (ii) Istithmar will be unable to satisfy on a timely basis any term or condition to be satisfied by it and contained in the Equity Rollover Commitments.
      Section 5.9.     Parent and Merger Sub. Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein, including in connection with arranging the Financing. As of March 20, 2006, there were 10 ordinary shares of Merger Sub outstanding, representing the only shares of Merger Sub outstanding and entitled to vote on the Merger.
      Section 5.10.     Voting Arrangements. Other than the Voting Agreement, dated as of the Execution Date, among the Company, WLG, SK, HBK and Istithmar (the “Voting Agreement”), no direct or indirect equity investor in Parent or Merger Sub, or any Affiliate thereof (other than the Company or any of its Subsidiaries), is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of any Ordinary Shares it owns beneficially (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange Act) or of record in respect of the Merger or any transaction involving a Company Acquisition Proposal or Superior Proposal or any other transactions contemplated hereby or thereby.
ARTICLE VI
CONDUCT OF BUSINESS PENDING THE MERGER
      Section 6.1.     Conduct of the Company and Subsidiaries. Except for matters (x) set forth in Section 6.1 of the Company Disclosure Letter or as otherwise contemplated by or specifically provided in this

Agreement, or (y) consented to in writing by Parent, from the date hereof until the Effective Time, the Company shall, and shall cause its Subsidiaries to, conduct their respective businesses in the ordinary and usual course consistent with past practice. Without limiting the generality of the foregoing, and except for matters set forth in Section 6.1 of the Company Disclosure Letter or as otherwise contemplated by or specifically provided in this Agreement, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), the Company shall not, and shall not permit its Subsidiaries to:

(a) propose or adopt any change in its organizational or governing documents;

(b) merge or consolidate the Company or any of its Subsidiaries with any Person;

(c) sell, lease or otherwise dispose of a material amount of assets or securities, including by merger, consolidation, asset sale or other business combination (including formation of a Joint Venture);

(d) redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify in any material respect the terms of, indebtedness for borrowed money or assume, guarantee or endorse or otherwise become responsible for, whether directly, contingently or otherwise, the obligations of any Person, other than the incurrence, assumption or guarantee of indebtedness in the ordinary course consistent with past practice, including any borrowings under the existing credit facilities of the Company and its Subsidiaries to fund working capital needs, and such other actions taken in the ordinary course of business consistent with past practice;

(e) offer, place or arrange any issue of debt securities or commercial bank or other credit facilities that could be reasonably expected to compete with or impede the Debt Financing or cause the breach of any provisions of the Debt Financing Commitments or cause any condition set forth in the Debt Financing Commitments not to be satisfied;

(f) make any material loans, advances or capital contributions to, acquisitions or licenses of, or investments in, any other Person, except as required by existing contracts;

(g) authorize any capital expenditures in excess of $10,000,000 per project or related series of projects of $50,000,000 in the aggregate, other than expenditures necessary to maintain existing assets in good repair and expenditures contemplated by the Company’s 2006 budget and approved development plans, as delivered to Parent prior to the date hereof;

(h) pledge or otherwise encumber shares of capital stock or other voting securities of the Company or any of its Subsidiaries;

(i) mortgage or pledge any of its material assets, tangible or intangible, or create, assume or suffer to exist any Lien thereupon (other than Permitted Liens);

(j) enter into or amend any Contract with any executive officer, director or other Affiliate of the Company or any of its Subsidiaries or any Person beneficially owning 5% or more of the Ordinary Shares;

(k) (i) split, combine or reclassify any Company Securities or Subsidiary Securities or amend the terms of any Company Securities or Subsidiary Securities, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of Company Securities or Subsidiary Securities other than a dividend or distribution by a wholly owned Subsidiary of the Company to its parent corporation in the ordinary course of business, (iii) issue or offer to issue any Company Securities or Subsidiary Securities, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire, any Company Securities or Subsidiary Securities, other than in connection with (A) the exercise of Company Options or Company SARs or conversion of the Convertible Notes, (B) the withholding of Company Securities to satisfy tax obligations with respect to Company Equity Awards, (C) the acquisition by the Company of Company Securities in connection with the forfeiture of Company Equity Awards, (D) the acquisition by the Company of Company Securities in connection with the net exercise of Company Options in accordance with the terms thereof, and (E) the issuance of Company Securities as required to comply with any Company Benefit Plan or Employment Agreement as in effect on the date of this Agreement;

(l) except (i) as required pursuant to existing written agreements or any Company Benefit Plan, Employment Agreement or collective bargaining agreement in effect on the date hereof, (ii) as effected in the ordinary course of business or (iii) as required by applicable Law (including Section 409A of the Code), (A) adopt, amend or terminate any Company Benefit Plan or enter into or amend any collective bargaining agreement or any Employment Agreement with any officer or director of the Company, except for entry into Employment Agreements with persons who are not executive officers or directors to the extent necessary to replace a departing employee or fill an existing vacancy, (B) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan or (C) increase in any manner the compensation or fringe benefits of any officer or director of the Company by an amount in excess of $1,000,000 in the aggregate;

(m) settle or compromise any litigation, or release, dismiss or otherwise dispose of any claim or arbitration, other than settlements or compromises of litigation, claims or arbitration that do not exceed $10,000,000 in the aggregate and do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of the Company;

(n) make or change any material Tax election, or settle or compromise any material Tax liability of the Company or any of its Subsidiaries, agree to an extension of the statute of limitations with respect to the assessment or determination of Taxes of the Company or any of its Subsidiaries, file any amended Tax Return with respect to any material Tax, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund;

(o) make any change in financial accounting methods or method of Tax accounting, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may have been required by a change in GAAP or Law;

(p) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger and consolidations, mergers or reorganizations solely among wholly owned Subsidiaries of the Company), or a letter of intent or agreement in principle with respect thereto;

(q) take any action that is intended to or would result in any of the conditions to effecting the Merger set forth in Sections 8.1 and 8.2 becoming incapable of being satisfied;

(r) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement; or

(s) authorize, agree or commit to do any of the foregoing.
      Section 6.2.     Conduct of Parent and Merger Sub. Each of Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not (i) take any action (including by way of amendment to the Amended and Restated Interim Investors Agreement dated as of the Execution Date among Parent and the investors named therein (the “Interim Investors Agreement”)) that is intended to or would result in any of the conditions to effecting the Merger set forth in Sections 8.1 and 8.3 becoming incapable of being satisfied; or (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement. Parent has provided to the Company a summary of the material provisions of the Interim Investors Agreement relating to “Gaming/ HSR Approvals” and “Remedies”.
      Section 6.3.     No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

ARTICLE VII
ADDITIONAL AGREEMENTS
      Section 7.1.     Shareholder Meeting; Proxy Material.
      (a) The Company shall (i) take all action necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholder Meeting”) for the purpose of obtaining the approval of this Agreement by the Company shareholders in accordance with applicable Law as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3, (ii) use reasonable best efforts to solicit the approval of this Agreement by the Company shareholders, and (iii) except to the extent that the Board of Directors of the Company (acting through the Special Committee, if such committee still exists) shall have withdrawn or modified its approval or recommendation of this Agreement as permitted by Section 7.4(c), include in the Company Proxy Statement the recommendation of the Board of Directors of the Company that the shareholders of the Company approve this Agreement (the “Recommendation”). Notwithstanding any Recommendation Withdrawal, this Agreement shall be submitted to the Company shareholders at the Company Shareholder Meeting for the purpose of obtaining the approval of this Agreement by the Company shareholders, and nothing contained herein, including any rights of the Company to take certain actions pursuant to Section 7.4, shall be deemed to relieve the Company of such obligation or its obligation to convene and hold the Company Shareholder Meeting as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3.
      (b) In connection with the Company Shareholder Meeting, the Company will (i) as promptly as reasonably practicable prepare the Company Proxy Statement and the Schedule 13E-3 and file, jointly with Parent and Merger Sub, the Schedule 13E-3 with the SEC as promptly as reasonably practicable, (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filing and will provide copies of such comments to Parent and Merger Sub promptly upon receipt and copies of proposed responses to Parent and Merger Sub a reasonable time prior to filing to allow meaningful comment, (iii) as promptly as reasonably practicable prepare and file (after Parent and Merger Sub have had a reasonable opportunity to review and comment on) any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (iv) use its reasonable best efforts to have the SEC confirm that it has no further comments on the Schedule 13E-3 and will thereafter mail to its shareholders as promptly as reasonably practicable the Company Proxy Statement and all other customary proxy or other materials for meetings such as the Company Shareholder Meeting, (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Company shareholders any supplement or amendment to the Company Proxy Statement and the Schedule 13E-3 if any event shall occur which requires such action at any time prior to the Company Shareholder Meeting, and (vi) otherwise use reasonable best efforts to comply with all requirements of Law applicable to the Company Shareholder Meeting and the Merger. Parent and Merger Sub shall cooperate with the Company in connection with the preparation of the Company Proxy Statement and the preparation and filing of the Schedule 13E-3, including promptly furnishing the Company upon request with any and all information as may be required to be set forth in the Company Proxy Statement and the Schedule 13E-3 under applicable Law. The Company will provide Parent and Merger Sub a reasonable opportunity to review and comment upon the Company Proxy Statement and the Schedule 13E-3, or any amendments or supplements thereto, prior to mailing the Company Proxy Statement to its shareholders and filing the Schedule 13E-3 with the SEC.
      Section 7.2.     Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, consents, waivers, approvals, authorizations, Permits or orders from all Governmental Authorities (including Gaming Authorities) or other Persons and, in the case of Parent, using reasonable best efforts to enforce any remedies available to Parent in the Interim Investors Agreement. In furtherance and not in limitation of the foregoing, each party hereto agrees to make, or cause to be made, the filings and authorizations required under the Other Antitrust Laws of jurisdictions other than the

United States as promptly as reasonably practicable after the Execution Date and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the Other Antitrust Laws of jurisdictions other than the United States and use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 7.2 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the Other Antitrust Laws of jurisdictions other than the United States as soon as practicable; provided that in no event shall any shareholder of Parent, or any Affiliate of any shareholder of Parent, be required to take any action with respect to any portfolio company or agree to undertake any divestiture or restrict its conduct with regard to any business other than the business of the Company and its Subsidiaries.
      (b) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 7.2(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Authority or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other person, give the other party the opportunity to attend and participate in such meetings and conferences.
      (c) In furtherance and not in limitation of the covenants of the parties contained in Sections 7.2(a) and (b), if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including in order to resolve such objections or suits which, in any case if not resolved, would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger or the other transactions contemplated hereby, including selling, holding separate or otherwise disposing of or conducting its business in a manner which would resolve such objections or suits or agreeing to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such objections or suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its Subsidiaries or the conducting of its business in a manner which would resolve such objections or suits so long as such actions, individually or in the aggregate, do not have, and would not be reasonably likely to have, a Material Adverse Effect on the Company; provided, however, that the Company may expressly condition any such sale, holding separate or other disposal, and any agreement to take any such action or to conduct its business in any manner, upon the consummation of the Merger and the other transactions contemplated hereby; and provided further, however, that in no event shall any shareholder of Parent, or any Affiliate of any shareholder of Parent be required to take any action with respect to any portfolio company or agree to undertake any divestiture or restrict its conduct with regard to any business other than the business of the Company and its Subsidiaries. Without excluding other possibilities, the transactions contemplated by this Agreement shall be deemed to be materially delayed if unresolved objections or suits delay or would reasonably be expected to delay the consummation of the transactions contemplated hereby beyond the End Date.
      (d) Subject to the obligations under Section 7.2(c), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Parent, Merger Sub and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.
      (e) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any person with respect to the Merger, (i) without the prior written consent of Parent (which shall not be unreasonably withheld or delayed), none of the Company or any of its Subsidiaries shall pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person and (ii) no party or its Affiliates shall be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or to incur any liability or other obligation (provided, however, that such party shall give the other parties hereto the opportunity to make such payments).
      Section 7.3.     Access to Information. (a) Subject to applicable Law, the Company will provide and will cause its Subsidiaries and its and their respective Representatives to provide Parent and Merger Sub and their respective authorized Representatives, during normal business hours and upon reasonable advance notice (i) such access to the offices, properties, books and records of the Company and such Subsidiaries (so long as such access does not unreasonably interfere with the operations of the Company) as Parent or Merger Sub reasonably may request and (ii) all documents that Parent or Merger Sub reasonably may request. Notwithstanding the foregoing, Parent, Merger Sub and their Representatives shall not have access to any books, records, documents and other information (i) to the extent that books, records, documents or other information is subject to the terms of a confidentiality agreement with a third party (provided that the Company shall use its reasonable best efforts to obtain waivers under such agreements or implement requisite procedures to enable reasonable access without violating such agreement), (ii) to the extent that the disclosure thereof would result in the loss of attorney-client privilege, (iii) to the extent required by applicable Law (provided that the Company shall use its reasonable best efforts to enable the provision of reasonable access without violating such law) or (iv) to the extent relating to pricing or other matters that are highly sensitive if the exchange of such books, records, documents or other information (or portions thereof), as reasonably determined by the Company’s counsel, would be reasonably likely to result in antitrust difficulties for the Company (or any of its Affiliates). The parties will make appropriate substitute arrangements under circumstances in which the restrictions of the preceding sentence apply. All information exchanged pursuant to this Section 7.3(a) shall be subject to the Confidentiality Agreements and the confidentiality agreement dated February 5, 2006, among WLG, SK and HBK and the Company.
      (b) No investigation by any of the parties or their respective Representatives shall affect the representations or warranties of the other set forth herein.
      Section 7.4.     No Solicitation.
      (a) Until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, none of the Company, the Company’s Subsidiaries nor any of their respective officers, directors, employees, consultants, agents, advisors, affiliates and other representatives (“Representatives”) shall, directly or indirectly, (A) initiate, solicit or encourage (including by way of providing information) the submission of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, any Company Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations, or (B) approve or recommend, or propose to approve or recommend, a Company Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to a Company Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or propose or agree to do any of the foregoing. The Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted prior to the Execution Date by the Company, its Subsidiaries or any Representatives with respect to any Company Acquisition Proposal and shall use its (and will cause its Representatives to use their) reasonable best efforts to require the other parties thereto to promptly return or destroy in accordance with the terms of any applicable confidentiality agreement any confidential information previously furnished by the Company, the Company’s Subsidiaries or their respective Representatives thereunder.
      (b) Notwithstanding anything to the contrary contained in Section 7.4(a), if at any time prior to obtaining the Requisite Shareholder Vote, (i) the Company has otherwise complied in all material respects with its obligations under this Section 7.4 and the Company has received a written Company Acquisition Proposal from a third party that the Board of Directors of the Company (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) believes in good faith to be bona fide and (ii) the Board of Directors of the Company (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) determines in good faith, after consultation with its independent financial advisors and outside counsel, that such Company Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Company Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal; provided, that the Company (x) will not, and will not allow Company Representatives to, disclose any non-public information to such Person without entering into an Acceptable Confidentiality Agreement, and (y) will promptly provide to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries provided to such other Person which was not previously provided to Parent and Merger Sub (subject to the right of the Company to withhold such portions of documents or information to the extent relating to pricing or other matters that are highly sensitive if the exchange of such information (or portions thereof), as reasonably determined by the Company’s counsel, would be reasonably likely to result in antitrust difficulties for the Company (or any of its Affiliates)). The Company shall promptly (within one Business Day) notify Parent and Merger Sub in the event it receives a Company Acquisition Proposal from a Person or group of related Persons, including the material terms and conditions thereof and the identity of the party making such proposal or inquiry, and shall keep Parent and Merger Sub reasonably apprised as to the status and any material developments, discussions and negotiations concerning the same. Without limiting the foregoing, the Company shall promptly (within one Business Day) notify Parent and Merger Sub orally and in writing if it determines to begin providing information or to engage in negotiations concerning a Company Acquisition Proposal.
      (c) Subject to Section 7.4(d), neither the Board of Directors of the Company nor any committee thereof shall directly or indirectly (i) withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, the Recommendation or (ii) take any other action or make any other public statement in connection with the Company Shareholder Meeting inconsistent with such Recommendation.
      (d) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to obtaining the Requisite Shareholder Vote, the Company receives a Company Acquisition Proposal which the Board of Directors of the Company (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) concludes in good faith constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by Parent and Merger Sub pursuant to clause (iii) below, the Board of Directors of the Company (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) may withdraw or modify its Recommendation in a manner adverse to Parent and Merger Sub (“Recommendation Withdrawal”) if the Board of Directors of the Company (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) determines in good faith (after consultation with outside counsel) that failure to take such action would violate its fiduciary duties under applicable Law; provided, however that that the Board of Directors or any committee thereof may not effect a Recommendation Withdrawal pursuant to this Section 7.4(d) unless:

(i) the Company shall have complied in all material respects with this Section 7.4;

(ii) the Company shall have provided prior written notice to Parent and Merger Sub, at least five Business Days in advance (the “Notice Period”), of its intention to effect a Recommendation Withdrawal in response to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents; and

(iii) prior to effecting such Recommendation Withdrawal, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Company Acquisition Proposal ceases to constitute a Superior Proposal.
      The Company shall be required to deliver a new written notice to Parent and Merger Sub in the event of any material revisions to the Superior Proposal, in which event the Notice Period shall commence following the receipt by Parent and Merger Sub of such new written notice.
      (e) Nothing contained in this Section 7.4 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to the Company’s shareholders if, in the good faith judgment of the Board of Directors (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors), after receipt of advice from its outside legal counsel, failure so to disclose would be inconsistent with disclosure requirements under applicable Law; provided, any such disclosure made pursuant to clause (i) or (ii) (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Recommendation Withdrawal unless the Board of Directors of the Company (acting through the Special Committee if such committee still exists) expressly reaffirms in such disclosure its recommendation in favor of the approval of this Agreement.
      (f) The Company agrees that any violations of the restrictions set forth in this Section 7.4 by any Representative of the Company or any of its Subsidiaries, shall be deemed to be a breach of this Section 7.4 by the Company.
      (g) As used in this Agreement, the term:

(i) “Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the confidentiality agreements (A) dated February 7, 2006 between Colony Capital Acquisitions, LLC and the Company, (B) dated February 23, 2006, between The Related Company, L.P. and the Company, (C) dated February 7, 2006, between Providence Equity Partners Inc. and the Company and (D) dated February 7, 2006, between Whitehall Street Global Real Estate Limited Partnership 2005 and the Company (the “Confidentiality Agreements”), provided, however, that an Acceptable Confidentiality Agreement may include provisions that are less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements, so long as the Company offers to amend the Confidentiality Agreements concurrently with execution of such Acceptable Confidentiality Agreement to include substantially similar provisions for the benefit of the parties thereto;

(ii) “Company Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent, Merger Sub or their respective Affiliates relating to any direct or indirect acquisition or purchase of a business or businesses that constitutes 30% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 30% or more of any class or series of Company Securities or Subsidiary Securities, any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 30% or more of any class or series of Company Securities or Subsidiary Securities, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business or businesses constitute(s) 30% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole);

(iii) “Superior Proposal” means a Company Acquisition Proposal, which was not obtained in violation of this Section 7.4, and which the Board of Directors of the Company (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) in good faith determines, would, if consummated, result in a transaction that is more favorable from a financial point of view to the shareholders of the Company (in their capacities as shareholders) than the transactions contemplated hereby (x) after receiving the advice of its financial advisor (who shall be a nationally recognized investment banking firm), (y) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to the terms herein) and (z) after taking into account all appropriate legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory or other aspects of such proposal; provided that for purposes of the definition of “Superior Proposal”, the references to “30% or more” in the definition of Company Acquisition Proposal shall be deemed to be references to “a majority” and the definition of Company Acquisition Proposal shall only refer to a transaction (i) directly involving the Company (and not exclusively its Subsidiaries) or (ii) involving a sale or transfer of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole.

      Section 7.5.     Director and Officer Liability.
      (a) From and after the Effective Time, the Surviving Corporation shall comply with all of the Company’s and its respective Subsidiaries’ obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at the Effective Time to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof, including the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement; and (ii) such persons against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries. For a period of six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of officers’ and directors’ liability insurance maintained on the date hereof by the Company and its respective Subsidiaries (the “Current Policies”); provided, however, that the Surviving Corporation may, and in the event of the cancellation or termination of such policies shall, substitute therefor policies with reputable and financially sound carriers providing at least the same coverage and amount and containing terms and conditions that are no less favorable to the covered persons (the “Replacement Policies”) in respect of claims arising from facts or events that existed or occurred prior to or at the Effective Time under the Current Policies; provided, further, however, that in no event will the Surviving Corporation be required to expend annually in excess of 300% of the annual premium currently paid by the Company under the Current Policies (the “Insurance Amount”) (in which event, the Surviving Corporation shall obtain as much comparable insurance as available for the Insurance Amount); provided, further, however, that in lieu of the foregoing insurance coverage, Parent may direct the Company to purchase “tail” insurance coverage that provides coverage no less favorable than the coverage described above, provided that the Company shall not be required to pay any amounts in respect of such coverage prior to the Closing.
      (b) This Section 7.5 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable by, present or former directors or officers of the Company or its Subsidiaries, their respective heirs and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns. In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any person (including by dissolution), then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume and honor the obligations set forth in this Section 7.5.
      (c) The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any such present or former director or officer is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 7.5 is not prior to or in substitution for any such claims under any such policies.
      Section 7.6.     Takeover Statutes. The parties shall use their respective reasonable best efforts (i) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (ii) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.
      Section 7.7.     Public Announcements. Except with respect to any Recommendation Withdrawal or any action taken by the Company or its Board of Directors pursuant to, and in accordance with, Section 7.4, so long as this Agreement is in effect, the parties will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press release or public statement as may be required by applicable Law, court process or any listing agreement with the New York Stock Exchange, will not issue any such press release or make any such public statement without the consent of the other parties (not to be unreasonably withheld or delayed).
      Section 7.8.     Employee Matters.
      (a) Without limiting any additional rights that any Company Employee employed by the Company or any of its Subsidiaries at the Effective Time (“Current Employee”) may have under any Company Benefit Plan, Employment Agreement or collective bargaining agreement, Parent shall cause the Surviving Corporation and each of its Subsidiaries, for the period commencing at the Effective Time and ending on the first anniversary thereof, to maintain for each Current Employee (i) base salary or hourly wage rate, target cash bonus opportunities under annual programs and commissions, but excluding equity and equity equivalents (collectively, “Compensation”), that in the aggregate is no less favorable than, and (ii) welfare benefits that in the aggregate are no less favorable than, in the case of the foregoing clauses (i) and (ii), the Compensation and benefits maintained for and provided to such Current Employee immediately prior to the Effective Time; provided, however, that, subject to the obligations set forth in this Section 7.8, nothing herein shall (A) prevent the amendment or termination of any Company Benefit Plans in accordance with their respective terms, or (B) interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to conform with applicable Law. Nothing in this Section 7.8 shall limit the right of Parent, the Surviving Corporation or any of their Subsidiaries to terminate the employment of any Current Employee at any time in a manner consistent with any applicable contractual obligations and any applicable employee benefit plans.
      (b) As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give each Current Employee full credit for purposes of eligibility to participate and vesting (but not for benefit accrual purposes, except for purposes of vacation and severance) under any Employee Benefit Plans and any other employee compensation and incentive plans, benefit (including vacation) plans, programs, policies and arrangements, in each case maintained for the benefit of Current Employees as of and after the Effective Time by Parent, its Subsidiaries or the Surviving Corporation (each, a “Parent Plan”) for such Current Employee’s service prior to the Effective Time with the Company and its Subsidiaries and their predecessor entities, to the same extent such service is recognized by the Company or its Subsidiaries immediately prior to the Effective Time. With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent or its Subsidiaries shall (i) cause there to be waived any pre-existing condition or eligibility limitations or exclusions and actively-at-work requirements with respect to the Current Employees and their eligible dependents and (ii) give effect, for the year in which the Closing occurs, for purposes of satisfying any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Current Employees and their eligible dependents under similar plans maintained by the Company and its Subsidiaries in which such Current Employees and their eligible dependents participated immediately prior to the Effective Time.
      (c) From and after the Effective Time, Parent will cause the Surviving Corporation and all of their Subsidiaries to assume and honor, in accordance with their respective terms, (i) each existing employment, change in control, severance and termination plan, policy or agreement of or between the Company or any of its Subsidiaries, on the one hand, and any officer, director or employee of that company, on the other hand, (ii) each equity-based plan, program or agreement and each bonus plan, program or agreement and (iii) all obligations pursuant to existing benefit restoration plans, equity-based plans, programs or agreements, bonus plans, programs or agreements, bonus deferral plans, vested and accrued benefits under any employee benefit plan, program or arrangement of the Company or its Subsidiaries and similar employment compensation and benefit arrangements and agreements in effect as of the Effective Time, in the case of each of the foregoing clauses (i), (ii) and (iii), to the extent legally binding on the Company or any of its Subsidiaries.
      (d) The provisions of this Section 7.8 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including for the avoidance of doubt any Company Employees), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 7.8) under or by reason of any provision of this Agreement.
      Section 7.9.     Financing. (a) Prior to the Effective Time, the Company shall provide, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives, including legal and accounting, to, provide all cooperation reasonably requested by Parent in connection with the Financing and the other transactions contemplated by this Agreement, including (i) participation in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing, (iii) executing and delivering any pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company or any Subsidiary with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Debt Financing) and otherwise reasonably facilitating the pledging of collateral, in each case effective on or after the Effective Time, (iv) furnishing Parent and its Financing sources with financial and other pertinent information regarding the Company as may be reasonably requested by Parent, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and of type and form customarily included in private placements under Rule 144A of the Securities Act in respect of foreign private issuers (as such term is defined under the Exchange Act), to consummate the offering of debt securities contemplated by the Debt Financing Commitments, (v) using reasonable best efforts to obtain accountants’ comfort letters, legal opinions, surveys and title insurance as reasonably requested by Parent, (vi) using its commercially reasonable efforts to provide monthly financial statements (excluding footnotes) within 25 days of the end of each month prior to the Closing Date, (vii) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) effective on or after the Effective Time, establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, and (viii) taking all corporate actions reasonably necessary to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to the Company (it being understood that (A) to the greatest extent practicable, the actions contemplated by this Section 7.9(a)(viii) shall not be required to be taken until immediately prior to the Closing and that prior to the taking of such actions, any current member of the Board of Directors may resign and (B) if such member of the Board of Directors resigns, the failure of any such director to take any such action shall not constitute a failure to satisfy a condition to Closing). Parent shall, promptly upon request by the Company, reimburse, or cause its Affiliates to reimburse, the Company for all reasonable and documented out-of-pocket costs incurred by the Company or its Subsidiaries in connection with such cooperation. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing, provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or the reputation or goodwill of the Company and its marks.
      (b) Parent shall use its reasonable best efforts to arrange the Debt Financing on the terms and conditions described in the Debt Financing Commitments as promptly as practicable on the terms and conditions described in the Debt Financing Commitments, including using reasonable best efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions contained therein or on other terms no less favorable to Parent and Merger Sub and (ii) to satisfy on a timely basis all conditions applicable to Parent in such definitive agreements that are within its control. In the event that all conditions applicable to the Financing Commitments (other than in connection with the Debt Financing, the availability or funding of any of the Equity Financing) have been satisfied in Parent’s good faith judgment, Parent shall use its reasonable best efforts to cause the lenders and the other Persons providing such Financing to fund the Financing required to consummate the Merger on the Closing Date (including by taking enforcement action to cause such lenders and other Persons providing such Financing to fund such Financing). In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments, Parent shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms no less favorable, taken as a whole, to Parent and Merger Sub (as determined in the reasonable judgment of Parent) as promptly as practicable following the occurrence of such event. Parent and Merger Sub shall keep the Company reasonably apprised of material developments relating to the Financing.
      (c) Parent shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other material provision under the Financing Commitments without the consent of the Company if such amendments, modifications or waivers would impose new or additional conditions or otherwise amend, modify or waive any of the conditions to the receipt of the Financing in a manner that would be reasonably likely to cause any material delay in the satisfaction of the conditions set forth in Article VIII. Notwithstanding anything in this Agreement to the contrary, one or more Debt Financing Commitments may be superseded at the option of Parent and Merger Sub after the Execution Date but prior to the Effective Time by new debt financing commitments (the “New Financing Commitments”) which replace existing Debt Financing Commitments; provided, that the terms of the New Financing Commitments shall not (A) impose new or additional conditions to the receipt of the Financing as set forth in the Debt Financing Commitments in any material respect or (B) be reasonably likely to cause any material delay in the satisfaction of the conditions set forth in Article VIII. In such event, the term “Financing Commitments” as used herein shall be deemed to include the Financing Commitments that are not so superseded at the time in question and the New Financing Commitments to the extent then in effect.
      (d) Neither Parent nor any of its Affiliates shall seek or obtain, or engage in substantive discussions in respect of, any equity commitments or equity financing in respect of the Merger or any of the other transactions contemplated hereby from any entities or persons (other than SK, HBK, Istithmar and their respective Affiliates) who are required to file a Schedule 13G or Schedule 13D under the Exchange Act as of the Execution Date but without giving effect to the transactions contemplated hereby. Parent shall cause its Affiliates to comply with the foregoing covenant.
      Section 7.10.     Debt Tender Offers. As soon as reasonably practicable, the Company shall, and with respect to the 6 3/4% Notes shall cause Kerzner International North America, Inc. (“KINA”) to, commence offers to purchase and related consent solicitations with respect to all of the outstanding aggregate principal amount of the Company’s and KINA’s 6 3/4% Senior Subordinated Notes due 2015 (the “6 3/4% Notes” and, together with the Convertible Notes, the “Notes”) and the Convertible Notes on such terms and conditions as are reasonably acceptable to Parent and the Company (including the related consent solicitations, collectively, the “Debt Tender Offers”) and Parent shall assist the Company in connection therewith. Promptly following the expiration date of the consent solicitations, assuming the requisite consents are received, the Company shall execute supplemental indentures to (i) the Indenture, dated as of September 22, 2005, among the Company, the guarantors named therein and The Bank of New York Trust Company, N.A., as trustee (the “6 3/4% Notes Indenture”) and (ii) the Indenture, dated as of April 5, 2004, between the Company and The Bank of New York Trust Company, N.A., as trustee (the “Convertible Notes Indenture” and, together with the 6 3/4 Notes Indenture, the ”Indentures”), reflecting the amendments to such indentures consented to in the Debt Tender Offers, which supplemental indentures shall become operative concurrently with the Effective Time, and shall use its reasonable best efforts to cause the trustees under the Indentures to promptly enter into such supplemental indentures, as applicable. The Company shall provide, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives to, provide all cooperation requested by Parent in connection with the Debt Tender Offers. The closing of the Debt Tender Offers shall be conditioned on the occurrence of the Closing, and the parties shall use their reasonable best efforts to cause the Debt Tender Offers to close on the Closing Date. Concurrent with the Effective Time, and in accordance with the terms of the Debt Tender Offers, Parent shall cause the Surviving Corporation to accept for purchase and purchase the Notes properly tendered and not properly withdrawn in the Debt Tender Offers and provide to the Surviving Corporation cash in an amount sufficient to fund such purchase, including any applicable premiums, and all related fees and expenses. Parent shall reimburse, or cause its Affiliates to reimburse, the Company for its reasonable out-of-pocket fees and expenses (including any consent fees paid but only to the extent consented to by Parent) incurred pursuant to this Section 7.10. The Debt Tender Offers and other actions taken in connection therewith shall be conducted in accordance with the terms of the applicable Indentures and all applicable rules and resolutions of the SEC and other applicable Laws. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, neither the Company nor any of its Subsidiaries shall be required to (i) make any cash expenditures or (ii) take any action that could obligate the Company or any of its Subsidiaries to repurchase any Notes or incur any additional obligations to the holders of the Notes prior to the consummation of the Debt Tender Offers.
      Section 7.11.     Confidentiality Agreements. Parent acknowledges on behalf of its Affiliates and each investor in Parent party to any Confidentiality Agreement or the confidentiality agreement dated February 5, 2006, among SK, HBK, WLG and the Company that such Affiliates and investors continue to be bound by such Confidentiality Agreements (including any “standstill” provisions therein), and the parties hereto acknowledge and agree that this Agreement does not in any manner modify or limit the Company’s or such Affiliate’s rights under such agreements. For purposes of Section 7.11 of this Agreement, Parent acknowledges that it is an affiliate of WLG for purposes of the Registration Rights and Governance Agreement dated July 3, 2001 among, inter alia, the Company and WLG.
      Section 7.12.     Management. In no event shall Parent or any of its Affiliates (which for purposes of this Section shall be deemed to include each direct investor in Parent) enter into any arrangements that are effective prior to the Closing with any member of the Company’s management or any other Company Employee (other than SK or HBK) on terms that expressly prohibit or restrict such member of management or such Company Employee from discussing, negotiating or entering into any arrangements with any third party in connection with a transaction relating to the Company or its Subsidiaries or seek to do so. Parent shall cause its Affiliates to comply with the foregoing covenant.
      Section 7.13.     Vesting of Company Equity Awards. (a) As promptly as practicable (and in any event within 15 days from the Execution Date), the Company shall take such actions as may be reasonably required to irrevocably amend the terms of the Employee Equity Awards to provide that to the extent that a “change of control” (as defined in the applicable Company Stock Plan or in any applicable agreement, notice or letter evidencing the grant of an Employee Equity Award) shall occur with respect to any Employee Equity Awards as a result of the consummation of the Merger, any such Employee Equity Awards that are unvested as of the Effective Time shall become fully vested (and, in the case of Employee Options and Employee

SARs, immediately exercisable in full) and all restrictions on such Employee Equity Awards shall lapse, in each case not later than the earlier to occur of (i) the later of (A) the six-month anniversary of the Closing and (B) January 1, 2007 and (ii) a holder’s Qualifying Termination (as defined in the applicable Company Stock Plan), provided, that such amendments shall expressly be conditioned upon the consummation of the Merger and the other transactions contemplated hereby and shall be of no effect if this Agreement is terminated.
      (b) As promptly as practicable (and in any event within 15 days from the Execution Date), the Company shall take such actions as may be reasonably required to irrevocably amend the terms of the Company Equity Awards to provide that to the extent that a “change of control” (as defined in the applicable Company Stock Plan or in any applicable agreement, notice or letter evidencing the grant of a Company Equity Award) shall occur with respect to any Company Equity Awards as a result of the consummation of a Superior Proposal that results in the termination of this Agreement, any such Company Equity Awards that are unvested as of the effective time of such Superior Proposal (the “Superior Proposal Effective Time”) shall become fully vested (and, in the case of Company Options and Company SARs, immediately exercisable in full) and all restrictions on such Company Equity Awards shall lapse, in each case not later than the earlier to occur of (i) the expiration of the six-month period immediately following such Superior Proposal Effective Time and (ii) a holder’s Qualifying Termination (as defined in the applicable Company Stock Plan), provided that (A) such Company Equity Awards are still outstanding at (and have not terminated prior to) the relevant time, and were not terminated at the Superior Proposal Effective Time in consideration for the payment of any amount required pursuant to the provisions of the applicable Company Stock Plan (including Section 14(a)(ii) of the Company 2003 Stock Incentive Plan or the Company 2005 Stock Incentive Plan, as applicable) or any applicable agreement, notice or letter evidencing the grant of such Company Equity Award, (B) such Company Equity Awards have not yet become fully vested or exercisable prior to the relevant time and (C) such amendments shall expressly be conditioned upon the consummation of a Superior Proposal that results in the termination of this Agreement and shall be of no effect if such Superior Proposal is not consummated.
ARTICLE VIII
CONDITIONS TO THE MERGER
      Section 8.1.     Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

(a) Shareholder Approval. This Agreement shall have been approved by the Requisite Shareholder Vote.

(b) Regulatory Approval. (i) Approval of the Financing by The Central Bank of The Bahamas shall have been obtained and (ii) all other required approvals of any Governmental Authority (including any Gaming Authority) set forth on Annex A hereto shall have been obtained or any applicable waiting period thereunder shall have been terminated or shall have expired, in each case, without any requirement to take any action, or agree to take any action, or agree to any conditions or restrictions in connection with obtaining the foregoing that would be reasonably likely to have a Material Adverse Effect on the Company, and except, in the case of clause (ii), if failure to obtain such approval or failure of such waiting period to terminate or expire would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Company.

(c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other Law (each, a “Restraint”) shall be in effect which prohibits, restrains or renders illegal the consummation of the Merger or which otherwise would be reasonably likely to have a Material Adverse Effect on the Company (provided, that prior to asserting this condition, the party asserting this condition shall have used its reasonable best efforts (in the manner contemplated by Section 7.2) to prevent the entry of any such Restraint and to appeal as promptly as possible any judgment that may be entered).

      Section 8.2.     Conditions to the Obligations of Parent and Merger Sub.
      The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or valid waiver of the following further conditions:

(a) Representations and Warranties. Subject to the preamble to Article IV, the representations and warranties (i) set forth in Section 4.5 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as if made at and as of each of such times and (ii) set forth in Article IV, other than those described in clause (i) above, shall be true and correct (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the date of the Effective Time as if made at and as of each of such times (except for those which were incapable of being true and correct as of the date of this Agreement due to the fact that this Agreement was not then in existence, in which case, such representations and warranties shall be true and correct (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” set forth therein) as of the Execution Date and as of the Effective Time as if made at and as of each of such times), except in the case of this clause (ii) where the failure to be so true and correct, individually and in the aggregate, has not had, and would not be reasonably likely to have, a Material Adverse Effect on the Company, provided in each case that representations made as of a specific date shall be required to be so true and correct subject to such qualifications as of such date only. Parent and Merger Sub shall have received a certificate signed by a senior officer of the Company attesting to the foregoing.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder. Parent and Merger Sub shall have received a certificate signed by a senior officer of the Company attesting to the foregoing.

(c) Financing. The Debt Financing shall be available for borrowing on the Closing Date on the terms and conditions set forth in the Debt Financing Commitments, or upon terms and conditions that are no less favorable, in the aggregate, to Parent and Merger Sub (as determined in the reasonable judgment of Parent).
      Section 8.3.     Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction or valid waiver of the following further conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement that are qualified as to materiality shall be true and correct as of date of this Agreement and as of the Effective Time as if made at and as of each of such times (except for those which were incapable of being true and correct as of the date of this Agreement due to the fact that this Agreement, the Financing Commitments or the Equity Rollover Commitments were not then in existence, in which case, such representations and warranties shall be true and correct as of the Execution Date and as of the Effective Time as if made at and as of each of such times) and those which are not so qualified shall be true and correct in all material respects as of date of this Agreement and as of the Effective Time as if made at and as of such time (except for those which were incapable of being true and correct as of the date of this Agreement due to the fact that this Agreement, the Financing Commitments or the Equity Rollover Commitments were not then in existence, in which case, such representations and warranties shall be true and correct in all material respects as of the Execution Date and as of the Effective Time as if made at and as of each of such times), provided that representations made as of a specific date shall be required to be true as of such date only. The Company shall have received a certificate signed by a senior officer of Parent and Merger Sub attesting to the foregoing.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder. The Company shall have received a certificate signed by a senior officer of Parent and Merger Sub attesting to the foregoing.

ARTICLE IX
TERMINATION
      Section 9.1.     Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any prior approval of this Agreement by the shareholders of the Company):

(a) by mutual written consent of the Company, on the one hand, and Parent and Merger Sub, on the other hand;

(b) by either the Company or Parent:

(i) if the Effective Time shall not have occurred on or before December 31, 2006 (the “End Date”) unless the failure of the Effective Time to occur by such date is principally the result of, or caused by, the failure of the party seeking to exercise such termination right to perform or observe any of the covenants or agreements of such party set forth in this Agreement;

(ii) if any Restraint having the effect set forth in Section 8.1(c) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party whose breach of any provision of this Agreement is the principal cause of or resulted in the application or imposition of such Restraint; or

(iii) if at the Company Shareholder Meeting or any adjournment thereof at which this Agreement has been voted upon, the Company shareholders fail to approve this Agreement by the Requisite Shareholder Vote;

(c) by the Company, if a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Sections 8.3(a) or (b) not to be satisfied, and such breach is incapable of being cured by the End Date; provided, however, that the Company is not then in material breach of this Agreement; or

(d) by Parent or Merger Sub:

(i) if a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Section 8.2(a) or (b) not to be satisfied, and such breach is incapable of being cured by the End Date; provided, however, that neither Parent nor Merger Sub is then in material breach of this Agreement;

(ii) prior to the obtaining of the Requisite Shareholder Vote, if the Board of Directors of the Company or any committee thereof (A) shall have effected a Recommendation Withdrawal, or publicly proposed to effect a Recommendation Withdrawal, or (B) shall have approved or recommended to the shareholders of the Company a Company Acquisition Proposal other than the Merger, or shall have resolved to effect the foregoing; or

(iii) if the Company shall have willfully and materially breached the terms of Section 7.4 of this Agreement in any respect adverse to Parent and Merger Sub.
      Section 9.2.     Termination Fee. (a) In the event that this Agreement is terminated by Parent pursuant to Section 9.1(d)(ii)(B) or Section 9.1(d)(iii), then the Company shall pay to Parent the Termination Fee as promptly as possible (but in any event within four Business Days) following termination of this Agreement.
      (b) In the event that this Agreement is terminated by Parent pursuant to Section 9.1(d)(ii)(A) and, at any time after the date of this Agreement and prior to the event giving rise to Parent’s right to terminate this Agreement under Section 9.1(d)(ii)(A), a Company Acquisition Proposal shall have been publicly announced or otherwise communicated or made known to any executive officer or director of the Company (or any person shall have publicly announced, or communicated or made known a bona fide intention, whether or not conditional, to make a Company Acquisition Proposal), then the Company shall pay to Parent the Termination Fee as promptly as possible (but in any event within four Business Days) following termination of this Agreement.
      (c) In the event that this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b)(iii) under circumstances in which the obligations under the Voting Agreement to vote in favor of the Merger Agreement have been satisfied in all material respects, and, at any time after the date of this Agreement and prior to the Company Shareholder Meeting, a Company Acquisition Proposal shall have been publicly announced or otherwise communicated or made known to any executive officer or director of the Company (or any person shall have publicly announced, or communicated or made known a bona fide intention, whether or not conditional, to make a Company Acquisition Proposal) prior to the Company Shareholder Meeting, and, if within 12 months after such termination, the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Company Acquisition Proposal (whether or not the same as that originally announced or consummated), then the Company shall pay to Parent the Termination Fee, less the amount of any Parent Expenses previously paid to Parent by the Company, on the date of such execution or consummation (provided that solely for purposes of this Section 9.2(c), the term “Company Acquisition Proposal” shall have the meaning set forth in the definition of Company Acquisition Proposal contained in Section 7.4 except that all references to 30% shall be deemed to be references to 50%).
      (d) In the event that this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b)(iii) (or could have been terminated under such section) under circumstances in which (i) the obligations under the Voting Agreement to vote in favor of the Merger Agreement have been satisfied in all material respects and (ii) the Termination Fee is not then payable pursuant to this Section 9.2, then the Company shall pay to Parent as promptly as possible (but in any event within four Business Days) following receipt of an invoice therefor all of Parent’s and Merger Sub’s actual and reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Parent, Merger Sub and their respective Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, which amount shall not be greater than $12,000,000 (“Parent Expenses”); provided that the existence of circumstances which could require the Termination Fee subsequently to become payable pursuant to Section 9.2(c) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 9.2(d); and provided, further that the payment by the Company of Parent Expenses pursuant to this Section 9.2(d) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 9.2(c) except to the extent indicated in such Section 9.2(c).
      (e) Any amount that becomes payable pursuant to Section 9.2(a), 9.2(b), 9.2(c) or 9.2(d) shall be paid by wire transfer of immediately available funds to an account designated by Parent.
      (f) The Company acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, that without these agreements Parent and Merger Sub would not have entered into this Agreement, and that any amounts payable pursuant to this Section 9.2 do not constitute a penalty. If the Company fails to pay Parent any amounts due to Parent pursuant to this Section 9.2 within the time periods specified in this Section 9.2, the Company shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Parent in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.
      Section 9.3.     Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates hereunder, except (i) Sections 7.3(a)(last sentence), 7.11, 7.12, 9.2, 9.3, 10.1, 10.3, 10.6, 10.11 and 10.13 will survive the termination hereof and (ii) with respect to any liabilities for Damages incurred or suffered as a result of the willful and material breach by any other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.
ARTICLE X
MISCELLANEOUS
      Section 10.1.     Notices. All notices, requests and other communications to any part hereunder shall be in writing (including facsimile or similar writing) and shall be given:
      if to Parent or Merger Sub, to:

K-Two Holdco Limited
Coral Towers
Paradise Island
Attention: Giselle M. Pyfrom
Fax: +1 242 363 2767
      with copies (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Attention:	David J. Sorkin

Sean D. Rodgers
Fax: (212) 455-2502
      if to the Company, to:

Kerzner International Limited
730 Fifth Avenue — Fifth Floor
New York, New York 10019
Attention: Richard Levine
Fax: (212) 659-5196
      with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019

Attention:	Philip A. Gelston

Sarkis Jebejian
Fax: (212) 474-3700

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Attention: Kenneth M. Schneider
Fax: 212-757-3990
or such other address or facsimile number as such party may hereafter specify by notice to the other parties hereto. Each such notice, request or other communication shall be effective (i) if given by telecopier, when such telecopy is transmitted to the facsimile number specified above and electronic confirmation of transmission is received or (ii) if given by any other means, when delivered at the address specified in this Section 10.1.
      Section 10.2.     Survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time and then only to such extent.

      Section 10.3.     Expenses. Except as otherwise expressly provided in Sections 7.9, 7.10 and 9.2, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
      Section 10.4.     Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors (in the case of the Company, acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) at any time prior to the Effective Time, whether before or after approval of this Agreement by the Company shareholders; provided, however, that, after approval of this Agreement by the Company shareholders, no amendment may be made which under applicable Bahamian Law requires the further approval of the shareholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.
      Section 10.5.     Waiver. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions for the benefit of such party contained herein, provided, that for so long as the Special Committee exists, the Company may not take any such action unless previously authorized by the Special Committee, or otherwise such action shall be taken by resolution of a majority of its Disinterested Directors. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.
      Section 10.6.     Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto (and any purported assignment without such consent shall be void and without effect), except that Parent may assign all or any of its rights and obligations hereunder to any direct or indirect wholly-owned Subsidiary of Parent; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder.
      Section 10.7.     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (except that the IBCA shall apply to the Merger and the Laws of the Commonwealth of The Bahamas shall apply to the fiduciary duties and responsibilities of the Board of Directors of the Company in connection with the Merger and the other transactions contemplated by this Agreement).
      Section 10.8.     Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be executed by facsimile signatures and in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective only when actually signed by each party hereto and each such party has received counterparts hereof signed by all of the other parties hereto. No provision of this Agreement is intended to or shall confer upon any Person other than the parties hereto any rights or remedies hereunder or with respect hereto, except as otherwise expressly provided in Section 7.5. Notwithstanding the immediately preceding sentence, following the Effective Time the provisions of Article II shall be enforceable by holders of Ordinary Shares, Company Options, Company SARs or Company RSUs.
      Section 10.9.     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any Law, or due to any public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are fulfilled to the extent possible.

      Section 10.10.     Entire Agreement. This Agreement, together with the Company Disclosure Letter and the Voting Agreement, constitute the entire agreement of the parties hereto with respect to its subject matter and supersedes all oral or written prior or contemporaneous agreements and understandings among the parties with respect to such subject matter. None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter hereof except as specifically set forth herein, in the Company Disclosure Letter or the Voting Agreement.
      Section 10.11.     Jurisdiction.
      (a) Each party irrevocably submits to the jurisdiction of (i) any Delaware State court, and (ii) any Federal court of the United States sitting in the State of Delaware, solely for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby. Each party agrees to commence any suit, action or proceeding relating hereto either in any Federal court of the United States sitting in the State of Delaware or, if such suit, action or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in any Delaware State court. Each party irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby in (i) any Delaware State court, and (ii) any Federal court of the United States sitting in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each party further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by registered mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 10.11 shall affect the right of any party to serve legal process in any other manner permitted by law. The consent to jurisdiction set forth in this Section 10.11 shall not constitute a general consent to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 10.11. The parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
      (b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11.
      (c) Parent and Merger Sub each (i) hereby appoints The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby which may be instituted in any Delaware State court or any Federal court of the United States sitting in the State of Delaware and (ii) agrees that service of process upon such Authorized Agent shall be deemed in every respect effective service of process upon Parent or Merger Sub, as applicable, in any such suit or proceeding. Parent and Merger Sub each hereby represents and warrants that the Authorized Agent has accepted such appointment and has agreed to act as such agent for service of process, and each of Parent and Merger Sub agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid.
      (d) The Company (i) hereby appoints Kerzner International North America, Inc., 1000 South Pine Island Road, Suite 800, Plantation, FL 33324-3907, as its authorized agent upon whom process may be served in any suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby which may be instituted in any Delaware State court or any Federal court of the United States sitting in the State of Delaware and (ii) agrees that service of process upon KINA shall be deemed in every respect effective service of process upon Parent or Merger Sub, as applicable, in any such suit or proceeding. The Company hereby represents and warrants that KINA has accepted such appointment and has agreed to act as such agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid.
      Section 10.12.     Authorship. The parties agree that the terms and language of this Agreement were the result of negotiations between the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.
      Section 10.13.     Remedies. (a) Notwithstanding any other provision of this Agreement (including Section 9.2 and Section 9.3), the parties hereto agree that irreparable damage would occur, damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or any party hereto threatens such a breach). It is accordingly agreed that in the event of a breach or threatened breach of this Agreement, the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. Each party hereto irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by any other party hereto.
      (b) Notwithstanding any other provision of this Agreement, Parent and Merger Sub shall have no right to seek monetary damages against the Company for breaches of representations and warranties contained in Article IV of this Agreement to the extent that any of the certificates delivered to the Company by SK, HBK, Mr. Richard Levine and Mr. John Allison as of the date hereof were false in any respect related to the representation or warranty which was breached.
      Section 10.14.     Termination of Other Agreements. The parties hereto acknowledge and agree that the Cooperation Agreement, dated as of March 20, 2006, among the Company, HBK and SK, and the letter, dated as of March 20, 2006, from Istithmar to the Company, shall terminate concurrently with the execution and delivery of this Agreement by each of the parties hereto and shall thereafter be of no further force or effect and no person shall have any rights or obligations with respect thereto.
[signature page follows]

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the day and year first written above.

KERZNER INTERNATIONAL LIMITED

By:	/s/ Eric Siegel

Name: Eric Siegel

Title:	Director

K-TWO HOLDCO LIMITED

By:	/s/ Howard B. Kerzner

Name: Howard B. Kerzner

Title:	President

K-TWO SUBCO LIMITED

By:	/s/ Howard B. Kerzner

Name: Howard B. Kerzner

Title:	President

Annex A to Merger Agreement
      Gaming Board, Commonwealth of The Bahamas (PEL Casino License) and the approval of any directors of the Company who will remain directors of the Surviving Corporation who have not been previously vetted and approved by the Bahamas Gaming Authority (i.e., Stephen Ross).

ANNEX B
VOTING AGREEMENT
      This VOTING AGREEMENT (this “Agreement”) is entered into as of April 30, 2006, by and among Kerzner International Limited, an international business company incorporated under the laws of the Commonwealth of The Bahamas (the “Company”), K-Two Holdco Limited, an international business company incorporated under the laws of the Commonwealth of The Bahamas (“Parent”) and each of the undersigned shareholders of the Company listed on the signature pages hereto (each, a “Shareholder” and collectively, the “Shareholders”).
      WHEREAS, concurrently with the execution and delivery of this Agreement, the Company has entered into an Amended and Restated Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”) with Parent, and K-Two Subco Limited, an international business company incorporated under the laws of the Commonwealth of The Bahamas (“Merger Sub”), dated as of the date hereof, pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company as the surviving corporation;
      WHEREAS, each Shareholder beneficially owns the number of Ordinary Shares set forth opposite such Shareholder’s name on Schedule I hereto (excluding Company Restricted Shares) (collectively, together with any Ordinary Shares subsequently acquired, the “Subject Shares”);
      WHEREAS, as a condition to the willingness of the Company to enter into the Merger Agreement, and as an inducement and in consideration therefor, the Company has required that the Shareholders agree, and the Shareholders have agreed, to enter into this Agreement.
      NOW, THEREFORE, in consideration of the foregoing and the mutual premises, covenants and agreements contained in this Agreement, the parties intending to be legally bound, hereby agree as follows:
ARTICLE I
VOTING
      Section 1.1 Agreement to Vote. Each Shareholder hereby agrees that, during the Voting Period, such Shareholder shall vote or execute consents with respect to (or cause to be voted or consents to be executed with respect to) all Subject Shares beneficially owned by such Shareholder as of the applicable record date in favor of the approval of the Merger Agreement, the Merger and any other transaction contemplated by the Merger Agreement at any meeting (or any adjournment or postponement thereof) of the Company’s shareholders, or in any other circumstances upon which a vote, consent or other approval (including a written consent) with respect to the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement is sought.
      (b) Each Shareholder hereby agrees that, during the Voting Period, such Shareholder shall vote or execute consents with respect to (or cause to be voted or consents to be executed with respect to) all Subject Shares beneficially owned by such Shareholder as of the applicable record date against each of the matters set forth in clauses (i), (ii), (iii) or (iv) below at any meeting (or any adjournment or postponement thereof) of the Company’s shareholders, or in any other circumstances upon which a vote, consent or other approval (including a written consent) with respect to any of the following matters is sought:

(i)	any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of the Shareholder contained in this Agreement;

(ii)	any action, proposal, transaction or agreement involving the Company or any of its Subsidiaries that would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger and the other transactions contemplated by the Merger Agreement;

(iii)	any Company Acquisition Proposal (whether made prior to, as of or subsequent to the termination of the Merger Agreement); and

(iv)	any material change in the present capitalization of the Company or any amendment to the Company’s articles of association or memorandum of association.
      (c) Any vote required to be cast or consent required to be executed pursuant to this Section 1.1 shall be cast or executed in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present (if applicable) and for purposes of recording the results of that vote or consent. Each Shareholder agrees not to enter into any agreement or commitment with any Person the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Article I.
      Section 1.2 Grant of Irrevocable Proxy. Each Shareholder hereby appoints Parent and any designee of Parent, and each of them individually, as such Shareholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the Voting Period with respect the Subject Shares in accordance with Section 1.1. This proxy is given to secure the performance of the duties of each Shareholder under this Agreement. Each Shareholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.
      Section 1.3 Nature of Irrevocable Proxy. The proxy and power of attorney granted pursuant to Section 1.2 by each Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Shareholder. The power of attorney granted by each Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.
      Section 1.4 Transfers. Each Shareholder agrees that, during the Voting Period, such Shareholder shall not except as contemplated by this Section 1.4, sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, “Transfer”), or enter into any Contract, option or other arrangement (including, without limitation, any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any Person other than pursuant to the Merger. Notwithstanding the foregoing, the Shareholders may Transfer any Subject Shares to any of their respective Affiliates (“Affiliate Transferee”), provided that the effectiveness of any such Transfers shall be conditioned on the transferee agreeing in writing to be bound by the provisions of this Agreement in a form reasonably satisfactory to the Company and Parent.
      Section 1.5 Voting Arrangements. Except for this Agreement, no Shareholder shall enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any of such Shareholder’s Subject Shares and shall not commit or agree to take any of the foregoing actions.
      Section 1.6 Representations. Each Shareholder represents and warrants to the Company that the Subject Shares set forth opposite such Shareholder’s name on Schedule I hereto represent all Ordinary Shares owned beneficially (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange Act) or of record by such Shareholder or by a trust of which such Shareholder is a trustee. Each Shareholder has the sole right to vote the Subject Shares set forth opposite such Shareholder’s name on Schedule I hereto, and none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Shares, except as contemplated by this Agreement. No trust of which a Shareholder is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or to the consummation of the transactions contemplated hereby.
      Section 1.7 Definitions. For purposes of this Agreement, “Voting Period” means the period from and including the date of this Agreement through and including the earliest to occur of (i) the obtaining of the Requisite Shareholder Vote, (ii) the termination of the Merger Agreement in accordance with its terms other than pursuant to Sections 9.1(b)(iii) (but only under circumstances in which the Termination Fee may become subsequently payable pursuant to Section 9.2(c) thereof), 9.1(d)(ii) or 9.1(d)(iii) thereof, and

(iii) if the Merger Agreement is terminated pursuant to Sections 9.1(b)(iii) (under circumstances in which the Termination Fee may become subsequently payable pursuant to Section 9.2(c) thereof), 9.1(d)(ii) or 9.1(d)(iii) thereof, the date that is six months after the date of such termination; provided that, if the Merger Agreement is terminated pursuant to any of the provisions thereof described in this clause (iii) and an agreement with respect to a Company Acquisition Proposal is entered into during the Voting Period and has not been consummated by the time the Voting Period would otherwise expire, the Voting Period shall be extended until the earlier of the consummation of the transaction contemplated by that agreement (as it may be amended, modified or supplemented from time to time) or the termination of that agreement.
ARTICLE II
MISCELLANEOUS
      Section 2.1 Defined Terms. Capitalized terms that are used but not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement.
      Section 2.2 Appraisal Rights. To the extent permitted by applicable law, each Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger that it may have under applicable law.
      Section 2.3 Notices. All notices, requests and other communications to any part hereunder shall be in writing (including facsimile or similar writing) and shall be given:
      if to the Company, to:
           Kerzner International Limited
          730 Fifth Avenue - Fifth Floor
          New York, New York 10019
          Attention: Richard Levine
          Fax: (212) 659-5196
      if to Parent, to:
           K-Two Holdco Limited
          Coral Towers
          Paradise Island
          Attention: Giselle M. Pyfrom
          Fax: +1 242 363 2767
      if to a Shareholder, to the address set forth for such Shareholder on Schedule I hereto.
      Section 2.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.
      Section 2.5 Jurisdiction. Each party irrevocably submits to the jurisdiction of (a) any Delaware State court, and (b) any Federal court of the United States sitting in the State of Delaware, solely for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby. Each party agrees to commence any suit, action or proceeding relating hereto either in any Federal court of the United States sitting in the State of Delaware or, if such suit, action or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in any Delaware State court. Each party irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby in (i) any Delaware State court, and (ii) any Federal court of the United States sitting in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each party further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by registered mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 2.5 shall affect the right of any party to serve legal process in any other manner permitted by law. The consent to jurisdiction set forth in this Section 2.5 shall not constitute a general consent to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 2.5. The parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Section 1.1. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 2.5.
      Section 2.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any Law, or due to any public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are fulfilled to the extent possible.
      Section 2.7 Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.
      Section 2.8 Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original and both of which shall constitute one and the same document. This Agreement may be executed by facsimile signatures and in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
      Section 2.9 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only in a writing executed by the parties to be bound thereby.
      Section 2.10 Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto (in the case of the Company, acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors).
      Section 2.11 Termination of Agreement. This Agreement may be terminated by the mutual written consent of the parties hereto (in the case of the Company, acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors). This Agreement shall terminate automatically without any further action on the part of the parties hereto upon the expiration of the Voting Period.
      Section 2.12 Enforcement. Each Shareholder agrees that irreparable damage would occur, damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or any party hereto threatens such a breach). Accordingly, it is agreed that in the event of a breach or threatened breach of this Agreement by any Shareholder, the Company and Parent (and their respective successors and assigns) shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which such party is entitled at law or in equity. Each Shareholder irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by the Company or Parent.
      Section 2.13 Effect on Other Agreements. The parties hereto acknowledge and agree that the Voting Agreement, dated as of March 20, 2006, among the Company, World Leisure Group Limited, Solomon Kerzner and Howard B. Kerzner and the provisions relating to the voting of Ordinary Shares in the equity rollover letter, dated as of March 20, 2006, from Istithmar PJSC to Parent, shall terminate concurrently with the execution and delivery of this Agreement by each of the parties hereto and shall thereafter be of no further force or effect and no Person shall have any rights or obligations with respect thereto.
[The remainder of this page is blank]

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

KERZNER INTERNATIONAL LIMITED

By:	/s/ Eric Siegel

Name: Eric Siegel
Title: Director

K-TWO HOLDCO LIMITED

By:	/s/ Howard B. Kerzner

Name: Howard B. Kerzner
Title: President

WORLD LEISURE GROUP LIMITED

By:	/s/ Solomon Kerzner

Name: Solomon Kerzner
Title: Chairman

SOLOMON KERZNER

/s/ Solomon Kerzner

HOWARD B. KERZNER

/s/ Howard B. Kerzner

ISTITHMAR PJSC

By:	/s/ Peter Jodlowski

Name: Peter Jodlowski
Title: Chief Financial Officer

SCHEDULE I
Ownership of Ordinary Shares

	Number
	of
Name and Address of Shareholder	Shares

World Leisure Group Limited	3,795,794	(1)
c/o Kerzner International Limited Coral Towers Paradise Island Attention: Giselle M. Pyfrom Fax: +1 242 363 2767
Solomon Kerzner	3,795,794	(2)
c/o Kerzner International Limited Coral Towers Paradise Island Attention: Giselle M. Pyfrom Fax: +1 242 363 2767
Howard B. Kerzner	0	(3)
c/o Kerzner International Limited Coral Towers Paradise Island Attention: Giselle M. Pyfrom Fax: +1 242 363 2767
Istithmar PJSC	4,500,000
Emirates Towers, Level 4 Sheikh Zayed Road - PO Box 17000 Dubai, United Arab Emirates Attention: David Jackson, Chief Investment Officer Fax: 971 4 3903818

(1)	Excludes 116,225 Ordinary Shares over which World Leisure Group Limited has the right to vote through certain proxy arrangements with Sun International Limited (formerly known as Kersaf Investments Limited).

(2)	Includes 3,795,794 Ordinary Shares beneficially owned by World Leisure Group Limited.

(3)	Excludes 500,000 Company Restricted Shares beneficially owned by Howard B. Kerzner.

ANNEX C
April 30, 2006
The Special Committee of the Board of Directors
Kerzner International Limited
Executive Offices, Coral Towers
Paradise Island, The Bahamas
      Members of the Special Committee of the Board of Directors:
      You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares, par value $0.001 per share (the “Company Ordinary Shares”), of Kerzner International Limited (the “Company”) (other than Solomon Kerzner, Howard B. Kerzner, Istithmar PJSC and their affiliates and any other holder who will contribute Company Ordinary Shares to the Merger Partner referred to below (collectively, the “Shareholder Group”)) of the consideration to be received by such holders in the proposed merger (the “Merger”) of the Company with K-Two Subco Limited (the “Merger Subsidiary”), a wholly-owned subsidiary of K-Two Holdco Limited (the “Merger Partner”). Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of April 30, 2006 (the “Agreement”), by and among the Company, the Merger Partner and the Merger Subsidiary, the Company will become a wholly-owned subsidiary of the Merger Partner, and each outstanding Company Ordinary Share, other than Company Ordinary Shares (i) held in treasury, (ii) owned by the Merger Partner (including Company Ordinary Shares to be contributed to the Merger Partner by the Shareholder Group), the Merger Subsidiary or any wholly-owned subsidiary of the Company, (iii) held by holders properly electing dissenter’s rights under Bahamian law or (iv) granted to employees (other than directors) under the Company’s stock option and incentive plans that are outstanding at the effective time but at such time are subject to forfeiture conditions or other lapse restrictions, will be converted into the right to receive $81.00 per share in cash.
      In arriving at our opinion, we have (i) reviewed the Agreement; (ii) reviewed the Financing Commitments, the Equity Rollover Commitments and the Voting Agreement, each as defined in the Agreement; (iii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iv) compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (v) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Ordinary Shares and certain publicly traded securities of such other companies; (vi) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
      In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.
      In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Merger Partner under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. Our financial analyses which form the basis of our opinion were performed in reliance upon the base case and upside case financial analyses and forecasts provided to us by management of the Company. In relying on such analyses and forecasts, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by

C-1

management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Merger and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company.
      Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company Ordinary Shares (other than the Shareholder Group) in the proposed Merger and we express no opinion as to the fairness of the Merger to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Merger.
      We have acted as financial advisor to the Company with respect to the proposed Merger and are receiving a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Merger is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that the Company has been a client of ours since 2002, and since that time we and our affiliates: (i) acted as a joint bookrunner on a $400 million issuance of Senior Subordinated Notes of the Company in September 2005; (ii) structured, arranged and acted as Administrative Agent for the Company’s $500 million revolving credit facility in July 2004, which facility was replaced in September 2005 with a $650 million revolving credit facility that we and our commercial bank affiliate also arranged and acted as Administrative Agent; and (iii) acted as a co-manager on a $230 million Convertible Senior Subordinated Notes offering of the Company in 2004. In addition, in July 2005, we acted as exclusive financial advisor to BLB Investors, a consortium including the Company, on its acquisition of the US gaming assets of Wembley, Inc. We and our affiliates have no other financial advisory or other material relationships with the Company or the Merger Partner. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.
      On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be received by the holders of the Company Ordinary Shares (other than the Shareholder Group) in the proposed Merger is fair, from a financial point of view, to such holders.
      This letter is provided to the Special Committee of the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/S/ J. P. MORGAN SECURITIES INC.

J.P. MORGAN SECURITIES INC.

C-2

ANNEX D
THE INTERNATIONAL BUSINESS COMPANIES ACT, 2000, OF THE BAHAMAS
§ 83. Dissenters’ Rights.
      (1) A member of a company shall be entitled to payment of the fair value of his shares upon dissenting from —

(a) merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(b) a consolidation, if the company is a constituent company;

(c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including:

(i) a disposition pursuant to an order of the court, having jurisdiction in the matter;

(ii) a disposition for money on terms requiring all or substantially all net proceeds lo be distributed to the members in accordance with their respective interests within one year after the date of disposition; or

(iii) a transfer pursuant to the power described in section 10;

(d) a redemption of his shares by the company pursuant to section 81; and

(e) an arrangement, if permitted by the court.
      (2) A member who desires to exercise his entitlement under subsection (1) shall give to the company, before the meeting of members at which the action is submitted to a vote, or at the meeting but before the vote, written objection to the action; but an objection is not required from a member to whom the company did not give notice of the meeting in accordance with this Act or where the proposed action is authorized by written consent of members without a meeting.
      (3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the action is taken.
      (4) Within 20 days immediately following the date on which the vote of members authorizing the action is taken, or the date on which written consent of members without a meeting is obtained, the company shall give written notice of the authorization or consent to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented to in writing, the proposed action.
      (5) A member to whom the company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the notice referred to in subsection (4) is given, give to the company a written notice of his decision to elect to dissent, stating —

(a) his name and address;

(b) the number and classes or series of shares in respect of which he dissents; and

(c) a demand for payment of the fair value of his shares, and a member who elects to dissent from a merger under this section shall give to the company a written notice of his decision to elect to dissent within 20 days immediately following the date on which the copy of the plan of merger or an outline thereof is given to him in accordance with this section.
      (6) A member who dissents shall do so in respect of all shares that he holds in the company.
      (7) Upon the giving of a notice of election to dissent, the member to whom the notice relates ceases to have any of the rights of a member except the right to be paid the fair value of his shares.

D-1

      (8) Within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the proposed action is put into effect, whichever is later, the company or, in the case of a merger or consolidation, the surviving company or the consolidated company, shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within 30 days immediately following the date on which the offer is made the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money upon the surrender of the certificates representing his shares.
      (9) If the company and a dissenting member fail within the period of 30 days referred to in subsection (8) to agree on the price to be paid for the shares owned by the member, within 20 days immediately following the date on which the period of 30 days expires, the following shall apply —

(a) the company and the dissenting member shall each designate an appraiser;

(b) the 2 designated appraisers together shall designate a third appraiser;

(c) the 3 appraisers shall fix the fair value of the shares owned by the dissenting member as of the close of business on the day prior to the date on which the vote of members authorizing the action was taken or the date on which written consent of members without a meeting was obtained, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the company and the dissenting member for all purposes; and

(d) the company shall pay to the member the amount in money upon the surrender by him of the certificates representing his shares.
      (10) Shares acquired by the company pursuant to subsection (8) or (9) shall be cancelled but if the shares are shares of a surviving company, they shall be available for re-issue.
      (11) The enforcement by a member of his entitlement under this section excludes the enforcement by the member of a right to which he might otherwise be entitled by virtue of his holding shares, except that this section does not exclude the right of the member to institute proceedings to obtain relief on the ground that the action is illegal.

D-2

KERZNER INTERNATIONAL LIMITED
Atlantis, Paradise Island
Executive Office, Coral Towers
Nassua, The Bahamas
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
NEW PROVIDENCE ROOM
CORAL TOWERS
                           , 2006
9:00 A.M., LOCAL TIME
YOUR VOTE IS IMPORTANT. PLEASE VOTE IMMEDIATELY.

☐	▼ DETACH PROXY CARD HERE ▼

Sign, Date and Return this Card Promptly Using the Enclosed Envelope.	☒ Votes must be indicated (x) in Black or Blue ink.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL.

		FOR	AGAINST	ABSTAIN

1.	To approve the Amended and Restated Agreement and Plan of Merger dated as of April 30, 2006 (the “Merger Agreement”), by and among K-Two Holdco Limited, its wholly-owned subsidiary K-Two Subco Limited and Kerzner International Limited.	☐	☐	☐

2.	To adjourn the extraordinary general meeting and to solicit additional proxies in favor of approval of the Merger Agreement if there are insufficient votes at the time of the meeting to approve the Merger Agreement.	☐	☐	☐
In their discretion, the proxies are authorized to transact such other business as may properly come before the extraordinary general meeting or any adjournment or postponement thereof, including to consider any procedural matters incident to the conduct of the extraordinary general meeting.
WHEN THIS PROXY CARD IS PROPERLY EXECUTED, SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AT THE EXTRAORDINARY GENERAL MEETING AS SPECIFIED HEREIN. YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. A FAILURE TO SUBMIT A PROXY OR VOTE IN PERSON WILL MAKE IT MORE DIFFICULT FOR KERZNER INTERNATIONAL LIMITED TO OBTAIN THE NECESSARY QUORUM TO TRANSACT BUSINESS AT THE EXTRAORDINARY GENERAL MEETING. IF YOU RETURN A PROPERLY SIGNED PROXY CARD BUT DO NOT INDICATE HOW YOU WANT TO VOTE, YOUR PROXY WILL BE COUNTED AS A VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT AND “FOR” APPROVAL OF THE ADJOURNMENT PROPOSAL.

Mark box at right if you plan to attend the Extraordinary General Meeting.	☐

     SCAN LINE
NOTE: Please date and sign this proxy exactly as name appears hereon. When shares are held as joint-tenants, both should sign. When signing as attorney, administrator, trustee, guardian, or other fiduciary, please give full title as such. When signing on behalf of a corporation, please sign in the full corporate name by an authorized officer. When signing on behalf of a partnership, please sign in the full partnership name by an authorized person.

Date	Owner sign here	Date	Co-Owner sign here

PLEASE ACT PROMPTLY
YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. A FAILURE TO SUBMIT A PROXY OR VOTE IN PERSON WILL MAKE IT MORE DIFFICULT FOR KERZNER INTERNATIONAL LIMITED TO OBTAIN THE NECESSARY QUORUM TO TRANSACT BUSINESS AT THE EXTRAORDINARY GENERAL MEETING.
WHETHER OR NOT YOU PLAN TO ATTEND THE EXTRAORDINARY GENERAL MEETING IN PERSON, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES. IF YOU RECEIVE MORE THAN ONE PROXY CARD BECAUSE YOU OWN SHARES THAT ARE REGISTERED DIFFERENTLY, PLEASE VOTE ALL OF YOUR SHARES SHOWN ON ALL OF YOUR PROXY CARDS. IF YOUR SHARES ARE HELD IN AN ACCOUNT AT A BROKERAGE FIRM OR BANK,YOU MUST INSTRUCT THEM ON HOW TO VOTE YOUR SHARES. SUBMITTING A PROXY WILL NOT PREVENT YOU FROM VOTING YOUR SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE EXTRAORDINARY GENERAL MEETING.

KERZNER INTERNATIONAL LIMITED
Atlantis, Paradise Island
Executive Office, Coral Towers
Nassau, The Bahamas
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON                     , 2006, AT 9:00 A.M., LOCAL TIME
     By signing on the reverse side, the undersigned hereby appoints John R. Allison, Richard M. Levine, William C. Murtha and Giselle Pyfrom, each of them acting individually, as proxies for the undersigned, with full power of substitution, to represent and vote as designated hereon all ordinary shares, par value $0.001 per share, of Kerzner International Limited (the “Company”), which the undersigned shareholder would be entitled to vote if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held at the executive offices of the Company, Atlantis, Paradise Island, Executive Office, Coral Towers, Nassau, The Bahamas, on                     , 2006, at 9:00 a.m., local time, and at any adjournment or postponement thereof, with respect to the matters set forth on the reverse side hereof.
     You can revoke your proxy at any time before it is voted at the Extraordinary General Meeting.You can do this in three ways. First, you can send a written, dated notice to Kerzner International, Atlantis, Paradise Island, Executive Office, Coral Towers, Nassau, The Bahamas, stating that you would like to revoke your proxy. Second, you can complete, date and submit a new proxy card with a later date. Third, you can attend the Extraordinary General Meeting and vote in person. If the undersigned holds any of the ordinary shares in a fiduciary, custodial or joint capacity or capacities, this proxy is signed by the undersigned in every such capacity as well as individually.
     The undersigned acknowledges receipt from Kerzner International Limited prior to the execution of this proxy of a Notice of Extraordinary General Meeting of Shareholders and a proxy statement dated                     , 2006.
     The Board of Directors recommends a vote “FOR” each proposal.
(Continued, and to be signed on reverse side.)

KERZNER INTERNATIONAL LIMITED P.O. BOX 11174 NEW YORK, NY. 10203-0174